================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 14, 2002

                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |X|            Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes |_|                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following three documents, which appear immediately following this page:

     o Media release: UBS reports full-year net profit of CHF 4,973 million, and fourth quarter net profit of CHF 1,106 million

     o Media release: UBS reports full-year net profit of $2,978 million, and fourth quarter net profit of $662 million

     o    Fourth Quarter 2001 Report

                                                       Group Media Relations
                                                       Hotline
                                                       Tel. +41-1-234 85 00

                                                       www.ubs.com

                                                       14 February 2002

Media release

For immediate release

UBS reports full-year net profit of CHF 4,973 million, and fourth quarter net profit of CHF 1,106 million

=======================================================================================================================
                                               Quarter ended                 % change from             Year ended
                                               -------------                 -------------             ----------
CHF million, except where indicated    31.12.01    30.9.01    31.12.00       3Q01      4Q00       31.12.01     31.12.00
-----------------------------------------------------------------------------------------------------------------------
Operating income                          8,462      8,704       9,300         (3)       (9)        37,114       36,402
Operating expenses                        7,082      7,418       7,364         (5)       (4)        30,396       26,203
Operating profit before tax               1,380      1,286       1,936          7       (29)         6,718       10,199
Net profit                                1,106        903       1,449         22       (24)         4,973        7,792
=======================================================================================================================

UBS reports net profit after tax for 2001 of CHF 4,973 million, 36% less than the previous year. Pre-goodwill, net profit was 28% lower than was achieved in the markedly stronger markets of 2000 (adjusted for significant financial events1). Although UBS is still constrained by the difficult economic environment, its businesses are well positioned with strong client franchises and growing market share. Net new money inflows totalled CHF 102 billion in 2001, with Private Banking contributing CHF 22.5 billion, UBS PaineWebber generating CHF 36.0 billion and UBS Asset Management CHF 34.9 billion.

Zurich/Basel, 14 February 2002 - UBS posted 2001 net profit after tax of CHF 4,973 million, 36% less than the previous year. Pre-goodwill, net profit was CHF 6,296 million, 28% lower than during the considerably stronger markets of 2000 (adjusted for significant financial events(1) in 2000). Private equity investment losses and the costs of funding the PaineWebber merger contributed significantly to the drop in profits, while core operating businesses proved resilient. Overall, UBS made significant progress in 2001, succesfully integrating UBS PaineWebber, building up its European wealth management business, and expanding its investment banking presence, particularly in the U.S.

"Despite the tough market environment, our key businesses have held up well. We are clearly seeing the benefits of our strict cost discipline and strategic focus, and we expect to continue gaining market share in the coming year," said President Peter Wuffli.

Operating income in 2001 was CHF 37,114 million, up 2% from a year earlier, as the addition of UBS PaineWebber's business compensated for the difficult market conditions. Operating expenses were tightly controlled, with significantly lower performance-related compensation rates. Average variable compensation per head in 2001 was 23% lower than in 2000.

Total credit loss expenses were CHF 498 million for the year, compared to a net recovery of CHF 130 million in 2000. In Switzerland, recoveries of provisions have declined, in comparison to the exceptional level of 2000. Outside Switzerland, UBS Warburg benefited from its prudent approach to risk as the global credit environment declined .

Clients contributed CHF 102 billion in net new money in 2001. Private Banking attracted CHF 22.5 billion of inflows, an eight-fold increase over 2000. UBS Switzerland's Private & Corporate Clients unit saw CHF 8.5 billion in inflows. The Private Clients business centered on UBS PaineWebber received CHF 36.0 billion, continuing its excellent record, while UBS Asset Management posted a net new money inflow of CHF 34.9 billion. Total invested assets at the end of the year were CHF 2,457 billion, almost unchanged from a year earlier.

Fourth quarter results

Net profit after tax in the fourth quarter was CHF 1,106 million, 22% higher than in third quarter 2001 and 24% lower than in fourth quarter last year. Pre-goodwill, profit was CHF 1,436 million, 17% higher than the third quarter. The improvement against the third quarter was driven by a record contribution from UBS Switzerland's Private & Corporate Clients unit, reduced credit losses, tight control of personnel expenses and a lower tax rate. Compared to the fourth quarter a year earlier and adjusted for significant financial events1, pre-goodwill net profit was down 24%, reflecting the effects of weaker markets and another difficult quarter for private equity valuations.

Operating income fell 9% from the fourth quarter of 2000 (down 3% from third quarter 2001). Once again, the private client businesses provided a stable base, and net fee and commission income rose 4% quarter-on-quarter, now comprising 58% of total revenue. Performance-related compensation for the year has been significantly reduced in the light of market conditions and UBS's financial performance, leading to personnel expenses this quarter falling 9% from the third quarter. Overall, costs are at their lowest level since the PaineWebber merger.

Credit loss expenses of CHF 115 million in fourth quarter 2001 compare to CHF 171 million in the third quarter and CHF 95 million a year earlier. UBS had no material, unhedged exposure to any of the widely publicized international corporate default cases of the last few months.

Group net new money inflows for the quarter were CHF 21.7 billion, with inflows in the private client business units of CHF 12.6 billion.

Performance against Group financial targets:

Pre-goodwill and adjusted for significant financial events(1) in 2000 and 1999:

o Return on equity for 2001 was 14.8%, just below the target range of 15-20%, but significantly below the 24.3% achieved last year. In 2000, return on equity benefited from the exuberant markets of the first half-year, while 2001 has seen much weaker market conditions combined with higher average equity resulting from the merger with PaineWebber in fourth quarter 2000.

o Over the whole year, basic earnings per share were CHF 4.97, a decline of 32% from 2000, but still 21% higher than the level achieved in 1999. In fourth quarter, basic earnings per share were CHF 1.14, 23% lower than fourth quarter 2000.

o The cost/income ratio for the full year 2001 was 77.3%, up from 69.2% last year. The main drivers of this increase are the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWebber's business, and the write-downs experienced in the private equity business in 2001. Cost control remains a key focus and the cost/income ratio fell from 79.9% in third quarter to 78.7% in fourth quarter.

----------
(1) Significant financial events

There were no significant financial events in 2001.

Significant financial events in 2000:

o In second quarter, UBS's previously established liability for the US Global Settlement regarding World War II related claims was increased by CHF 200 million pre-tax.

o In fourth quarter, UBS's previously established liability for the US Global Settlement regarding World War II related claims was offset by a credit of CHF 50 million pre-tax, as a result of contributions from Swiss industrial companies.

o In fourth quarter, UBS recorded a CHF 290 million pre-tax restructuring charge relating to the integration of former PaineWebber businesses into UBS.

Outlook 2002

Markets remain difficult, as uncertainty and volatility continue to affect the confidence of private and institutional investors and levels of corporate activity. In the face of this challenging environment, UBS will continue to assess its cost base carefully, investing only where it is strategically most important. Prudent resource management over the last two years means that no significant staff reductions are likely to be necessary, unless markets stagnate. As prospects for an economic recovery recede to the latter part of the year, the potential to outperform 2001 is limited.

Recent highlights

UBS Warburg Energy

UBS recently concluded a licensing agreement through which UBS Warburg has entered the energy trading business, based on Enron's US electricity and natural gas trading operations. The new business is branded "UBS Warburg Energy". The terms of the transaction give Enron a residual interest in the income of the operations, but UBS Warburg has not agreed to assume any of Enron's past, current or future liabilities.

Prior to its collapse, Enron was the undisputed leader in this market. It will take time to build up this business, but UBS Warburg is confident that the combination of its management skills and UBS's financial strength with the technology, staff and other resources of the Enron trading business will again prove highly attractive to clients and trading partners. Value at Risk (VaR) of the energy business may reach around CHF 100 million initially, but UBS Warburg expects an offsetting diversification effect, which means that overall VaR usage within UBS Warburg is expected to rise by less than this amount.

European Wealth Management

The implementation of the European wealth management initiative announced a year ago is well on track and producing good results. Net new money in fourth quarter was CHF 1.7 billion, in line with previous quarters, despite the difficult market conditions. For the year net new money was CHF 5.6 billion. Hiring plans progressed well, with the number of client advisors in the five target countries (Germany, France, Italy, Spain and UK) climbing to 370 by December 2001. This represents an increase of 51 over the quarter and of 208 over the year. A further 40 newly hired advisors started on 1 January 2002, bringing the total hiring in 2001 to 248, in line with UBS's intention to recruit around 250 advisors a year. Expanding the European Private Banking branch network is another central component of the initiative. After the opening of an office in Lyons in June 2001, the fourth quarter saw the opening of another two new offices, in Seville and Marseilles, and last week an office in Bordeaux was added.

Share buyback program

Given its strong capital generation, UBS intends to establish a further share buyback program starting on March 6, 2002, exclusively for capital reduction purposes. Shares will be repurchased under a second trading line on the SWX Swiss Exchange. The Board of Directors has set the maximum value of shares that could be repurchased under the program at CHF 5 billion. The current program will terminate when the new one starts. In 2001, 23,064,356 shares were purchased under the current program, worth CHF 1.8 billion. These shares will be cancelled following approval by the Annual General Meeting on April 18, 2002. During fourth quarter, the Group's Tier 1 Capital ratio decreased from 11.8% to 11.6%.

Dividend 2001

The Board of Directors will recommend to the Annual General Meeting on April 18, 2002 that UBS make a par value repayment of CHF 2.00 per share, consistent with last year's total per share distribution to shareholders of CHF 2.03.

UBS Group Financial Highlights (unaudited)

                                                                    Quarter ended              % change from         Year ended
                                                                    -------------              -------------         ----------
CHF million, except where indicated                       31.12.01     30.9.01    31.12.00     3Q01     4Q00    31.12.01    31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                             8,462       8,704       9,300       (3)      (9)     37,114      36,402
Operating expenses                                           7,082       7,418       7,364       (5)      (4)     30,396      26,203
Operating profit before tax                                  1,380       1,286       1,936        7      (29)      6,718      10,199
Net profit                                                   1,106         903       1,449       22      (24)      4,973       7,792
Cost / income ratio (%) (1)                                   82.6        83.6        78.4                          80.8        72.2
Cost / income ratio before goodwill (%) (1), (2)              78.7        79.9        75.6                          77.3        70.4
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                                  0.88        0.72        1.13       22      (22)       3.93        6.44
Basic earnings per share before goodwill (2), (3)             1.14        0.97        1.34       18      (15)       4.97        7.00
Diluted earnings per share (3)                                0.87        0.65        1.11       34      (22)       3.78        6.35
Diluted earnings per share before goodwill (2), (3)           1.13        0.90        1.32       26      (14)       4.81        6.89
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity(4)                                                                                   11.7        21.5
Return on shareholders' equity before goodwill (2), (4)                                                             14.8        23.4
------------------------------------------------------------------------------------------------------------------------------------

CHF million, except where indicated                                                             % change from
                                                                                                -------------

As at                                                     31.12.01     30.9.01    31.12.00  30.9.01    31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                        43,530      43,857      44,833       (1)      (3)
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                      105,475      95,521     112,666       10       (6)
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                                11.6        11.8        11.7       (2)      (1)
Total BIS (%)                                                 15.1        15.5        15.7       (3)      (4)
Risk-weighted assets                                       252,742     257,249     273,290       (2)      (8)
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                                2,457       2,280       2,452        8        0
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                       69,985      70,902      71,076       (1)      (2)
------------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                                  AAA         AAA         AAA
Moody's, New York                                              Aa2         Aa2         Aa1
Standard & Poor's, New York                                    AA+         AA+         AA+
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Earnings adjusted for significant financial events and before goodwill (2),(7)

                                                                    Quarter ended              % change from         Year ended
                                                                    -------------              -------------         ----------

CHF million, except where indicated                       31.12.01     30.9.01    31.12.00     3Q01     4Q00    31.12.01    31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                             8,462       8,704       9,300       (3)      (9)     37,114      36,402
Operating expenses                                           6,752       7,094       6,858       (5)      (2)     29,073      25,096
Operating profit before tax                                  1,710       1,610       2,442        6      (30)      8,041      11,306
Net profit                                                   1,436       1,227       1,900       17      (24)      6,296       8,799
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (1)                                   78.7        79.9        73.0                          77.3        69.2
Basic earnings per share (CHF) (3)                            1.14        0.97        1.48       18      (23)       4.97        7.28
Diluted earnings per share (CHF) (3)                          1.13        0.90        1.46       26      (23)       4.81        7.17
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                              14.8        24.3
------------------------------------------------------------------------------------------------------------------------------------

(1)  Operating expenses / operating income before credit loss expense.

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  For EPS calculation, see Note 9 to the Financial Statements.

(4)  Net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 2,150 and 1,839 for 31 December 2001, 30 September 2001 and 31
     December 2000, respectively.

(7) Details of significant financial events can be found in the UBS Fourth Quarter 2001 Report.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001. All invested assets figures for 31 December 2000 have been restated to reflect the new definition.

Results of the business groups

(adjusted for significant financial events(2) 2000)

UBS Switzerland

The Private and Corporate Clients business unit reported a record result this quarter, with CHF 543 million in profit before tax, capping a very strong year. For the full-year, profit before tax rose 8% to CHF 2,147 million. Operating expenses, at CHF 1,045 million in the fourth quarter, and the cost/income ratio at 61%, were both at an all-time low. For the full year, operating expenses dropped 5% to CHF 4,438 million. General and administrative expenses have now fallen for two years running. Personnel expenses also fell, with headcount down 6% this year and 22% since the UBS/SBC merger. The implementation of risk-adjusted pricing and the Swiss economy's recent strength have led to a significant improvement in credit quality. For the coming year, the unit is expected to continue to keep profitability at levels that compare favorably with peers in the retail and commercial banking sector.

Private Banking's profit before tax fell 2% in the fourth quarter to CHF 591 million. Lower transaction volumes and the costs of investing in the European wealth management initiative led full year profit before tax to fall 16% to CHF 2,703 million. In the fourth quarter, net new money inflows were CHF 3.5 billion, down from the third quarter, but above the CHF 2.8 billion recorded for the whole of 2000. Total 2001 net new money inflow of CHF 22.5 billion demonstrates the success UBS has had in re-energizing its asset gathering performance. Invested assets rose 6% to CHF 682 billion between September 30 and December 31, and were down only 1% for the full year, despite the poor performance of securities markets.

UBS Asset Management

UBS Asset Management posted profit before tax of CHF 67 million in the fourth quarter, up from CHF 55 million in the third quarter. For the full year, profit before tax was CHF 231 million, down 28% from 2000 although operating income was up 8% at CHF 2,110 million. Overall, the increased income resulting from a new investment fund pricing structure, the acquisition of Brinson Canada and the inclusion of Brinson Advisors was more than offset by higher spending on growth initiatives. UBS Asset Management reported a second straight year of strong relative investment performance, managing three of the top five balanced funds in the UK in 2001. Total invested assets in the fourth quarter rose 8% to CHF 672 billion, and they were up 5% for the full year. Net new money was CHF 9.2 billion for the quarter and CHF 34.9 billion for the year, reflecting clients' recognition of strong relative investment performance.

UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit had a very strong relative performance, with profit before tax of CHF 916 million for the fourth quarter, a 3% reduction from the same quarter a year earlier, but up 4% on the third quarter. Equity trading performance recovered slightly from the third quarter, but opportunities remained limited compared to the more active markets experienced in 2000. Over the full year, profit before tax was CHF 4,256 million, a decline of 15% over 2000. In corporate finance however, UBS continued to grow market share, with a 4.5% share of fees in 2001, compared to 3.6% in 2000.

----------
(2) Significant Financial Events: see footnote 1 on p.2

In the fourth quarter, the unit generated revenues of CHF 3,344 million, down 12% from the same quarter a year earlier. For the full year revenues were down 11% at CHF 16,011 million. Personnel expenses this quarter reached their lowest level since fourth quarter 1999, at CHF 1,606 million, falling 7% from fourth quarter 2000 and 21% from last quarter, largely due to reductions in performance-based compensation. Full year personnel expenses fell 10% to CHF 8,339 million. Compared to fourth quarter last year, general and administrative expenses decreased 25% to CHF 642 million, reflecting cost control measures introduced in 2001. Full year general and administrative expenses were down 3% at CHF 2,705 million.

UBS Capital reported a loss before tax of CHF 287 million in the fourth quarter, down from a CHF 56 million profit for the same period a year earlier. Challenging markets and a continued slowdown in corporate activity meant there were no opportunities for significant divestments. For the full year, the loss before tax was CHF 1,032 million, against a profit of CHF 173 million in 2000, with the results reflecting the lack of divestments, and the deteriorating economic environment which posed problems for some of the companies in the portfolio. In 2002, results are expected to continue to show net losses unless there is a material improvement in economic conditions.

The Private Clients unit, centered on UBS PaineWebber posted a profit before tax of CHF 23 million in the fourth quarter, up from CHF 8 million in the previous quarter, as clients' transaction activity built up from the lows of third quarter. For the full year, profit before tax was CHF 258 million. Headcount decreased by 5% through the year, particularly in support areas. Net new money for fourth quarter was CHF 9.1 billion, down from CHF 11.4 billion in third quarter reflecting the lower levels of investor confidence in the US.

Corporate Center

The Corporate Center reported a loss before tax of CHF 77 million in the fourth quarter, against a profit of CHF 224 million a year earlier. For the full year, the loss before tax was CHF 236 million, compared to a profit of CHF 384 million in 2000. The results include the difference between the statistically calculated losses charged to business units and the actual credit loss reported in the Group financial accounts. The statistically calculated loss exceeded the actual loss in both years leading to a positive contribution in Corporate Center, however, in 2001 the difference was only CHF 236 million, as opposed to CHF 1,161 million in 2000, when UBS experienced exceptional rates of recoveries.

Changes to UBS reporting structure in 2002

From the beginning of 2002, the Private Clients business unit of UBS Warburg became a separate Business Group within UBS and its name was changed to UBS PaineWebber, reflecting its principal business. This new structure will be reflected in our financial reporting with effect from first quarter 2002. UBS will provide restated figures for 2000 and 2001 reflecting the new Business Group structure and associated changes in the treatment of goodwill and other costs, and expects to publish these at least two weeks prior to our First Quarter 2002 report.



UBS




Media release available as a pdf-download at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

     -    4Q2001 Report (pdf and interactive version)

     -    4Q2001 Results slide presentation

     -    Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 14 February 2002:

     -    0900 CET

     -    0800 BST

     -    0300 EST

- Webcast playback will be available from 1400 CET on 14 February, with a bookmarked version at 1800 CET the same day.

Results from the business groups

Reporting by Business Group (1)

                                                                           UBS Asset
CHF million                                UBS Switzerland               Management             UBS Warburg         Corporate Center
For the quarter ended                 31.12.01    31.12.00    31.12.01     31.12.00    31.12.01    31.12.00    31.12.01     31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Income                                   3,248       3,556         543          488       4,570       5,067         216          284
Credit loss expense / recovery (2)        (128)       (178)          0            0         (42)        (83)         55          166
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                   3,120       3,378         543          488       4,528       4,984         271          450
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                       1,125       1,207         222          234       2,830       2,764         227          101
General and administrative expenses        689         778         170          138       1,051       1,122          24            7
Depreciation                               162         188          16           15         143         197          93          107
Amortization of goodwill and
other intangible assets                     10          12          68           65         248         178           4           11
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                 1,986       2,185         476          452       4,272       4,261         348          226
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance
before tax and excluding
significant financial events             1,134       1,193          67           36         256         723         (77)         224
Significant financial events                 0        (152)          0            0           0        (106)          0           18
Tax expense
------------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests
Minority interests
------------------------------------------------------------------------------------------------------------------------------------
Net profit
------------------------------------------------------------------------------------------------------------------------------------

CHF million                                          UBS Group
For the quarter ended                     31.12.01    31.12.00
--------------------------------------------------------------------
Income                                       8,577       9,395
Credit loss expense / recovery (2)            (115)        (95)
--------------------------------------------------------------------
Total operating income                       8,462       9,300
--------------------------------------------------------------------
Personnel expenses                           4,404       4,306
General and administrative expenses          1,934       2,045
Depreciation                                   414         507
Amortization of goodwill and
other intangible assets                        330         266
--------------------------------------------------------------------
Total operating expenses                     7,082       7,124
--------------------------------------------------------------------
Business unit performance
before tax and excluding
significant financial events                 1,380       2,176
Significant financial events                     0        (240)
Tax expense                                    173         442
--------------------------------------------------------------------
Net profit before minority interests         1,207       1,494
Minority interests                            (101)        (45)
--------------------------------------------------------------------
Net profit                                   1,106       1,449
--------------------------------------------------------------------

(1) Fourth quarter 2000 has been restated to reflect the business structure of the Group at 1 January 2001.

(2) In management accounts, statistically derived adjusted expected credit loss rather than the IAS actual net credit loss expense is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 115 million for the quarter ended 31 December 2001 (CHF 95 million expense for the quarter ended 31 December 2000) is as follows: UBS Switzerland CHF 88 million expense (CHF 152 million recovery), UBS Warburg CHF 27 million expense (CHF 247 million expense).

Invested Assets                                                                                 Net new
                                                                                               money(1)
CHF billion                                     31.12.01        30.9.01       % change             4Q01
----------------------------------------------------------------------------------------------------------
UBS Group                                          2,457          2,280              8
----------------------------------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients                        320            308              4            (0.1)
Private Banking                                      682            643              6             3.5
----------------------------------------------------------------------------------------------------------
UBS Asset Management
Institutional                                        328            309              6             2.4
Mutual funds                                         344            314             10             6.8
----------------------------------------------------------------------------------------------------------
UBS Warburg
Private Clients                                      782            705             11             9.1
UBS Capital                                            1              1              0             0.0
----------------------------------------------------------------------------------------------------------

(1) Excludes interest and dividend income.

Results from the Group financial accounts

UBS Group Income Statement (unaudited)

                                                                     Quarter ended             % change from        Year ended
                                                                     -------------             -------------        ----------

CHF million, except per share data                         31.12.01     30.9.01    31.12.00    3Q01     4Q00    31.12.01   31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                              10,326      13,606      15,186     (24)     (32)     52,277     51,745
Interest expense                                             (7,705)    (11,876)    (13,213)    (35)     (42)    (44,236)   (43,615)
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                           2,621       1,730       1,973      52       33       8,041      8,130
Credit loss expense / recovery                                 (115)       (171)        (95)    (33)      21        (498)       130
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense / recovery      2,506       1,559       1,878      61       33       7,543      8,260
------------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                                 4,964       4,783       5,003       4       (1)     20,211     16,703
Net trading income                                              924       2,160       1,916     (57)     (52)      8,802      9,953
Other income                                                     68         202         503     (66)     (86)        558      1,486
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        8,462       8,704       9,300      (3)      (9)     37,114     36,402
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Personnel expenses                                            4,404       4,852       4,424      (9)       0      19,828     17,163
General and administrative expenses                           1,934       1,846       2,088       5       (7)      7,631      6,765
Depreciation of property and equipment                          414         396         586       5      (29)      1,614      1,608
Amortization of goodwill and other intangible assets            330         324         266       2       24       1,323        667
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      7,082       7,418       7,364      (5)      (4)     30,396     26,203
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before tax and minority interests            1,380       1,286       1,936       7      (29)      6,718     10,199
------------------------------------------------------------------------------------------------------------------------------------
Tax expense                                                     173         296         442     (42)     (61)      1,401      2,320
------------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                          1,207         990       1,494      22      (19)      5,317      7,879
------------------------------------------------------------------------------------------------------------------------------------
Minority interests                                             (101)        (87)        (45)     16      124        (344)       (87)
------------------------------------------------------------------------------------------------------------------------------------
Net profit                                                    1,106         903       1,449      22      (24)      4,973      7,792
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (CHF)(1)                              0.88        0.72        1.13      22      (22)       3.93       6.44
Basic earnings per share before goodwill (CHF)(1), (2)         1.14        0.97        1.34      18      (15)       4.97       7.00
Diluted earnings per share (CHF)(1)                            0.87        0.65        1.11      34      (22)       3.78       6.35
Diluted earnings per share before goodwill (CHF)(1), (2)       1.13        0.90        1.32      26      (14)       4.81       6.89
------------------------------------------------------------------------------------------------------------------------------------

(1) All earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

(2)  Excludes the amortization of goodwill and other intangible assets.


Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our business group structure which took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Media release

For immediate release

UBS reports full-year net profit of $2,978 million(1), and fourth quarter net profit of $662 million(1)

UBS reports net profit after tax for 2001 of CHF 4,973 million ($2,978 million), 36% less than the previous year. Pre-goodwill, net profit was 28% lower than was achieved in the markedly stronger markets of 2000 (adjusted for significant financial events(2)). Although UBS is still constrained by the difficult economic environment, its businesses are well positioned with strong client franchises and growing market share. Net new money inflows totaled CHF 102 billion ($61 billion) in 2001, with Private Banking contributing CHF 22.5 billion ($13.5 billion), UBS PaineWebber generating CHF 36.0 billion ($21.6 billion) and UBS Asset Management CHF 34.9 ($20.9) billion.

New York, 14 February 2002 - UBS posted 2001 net profit after tax of CHF 4,973 million ($2,978 million), 36% less than the previous year. Pre-goodwill, net profit was CHF 6,296 million ($3,770 million), 28% lower than during the considerably stronger markets of 2000 (adjusted for significant financial events(2) in 2000). Private equity investment losses and the costs of funding the PaineWebber merger contributed significantly to the drop in profits, while core operating businesses proved resilient. Overall, UBS made significant progress in 2001, successfully integrating UBS PaineWebber, building up its European wealth management business, and expanding its investment banking presence, particularly in the U.S.

"Despite the tough market environment, our key businesses have held up well. We are clearly seeing the benefits of our strict cost discipline and strategic focus, and we expect to continue gaining market share in the coming year," said President Peter Wuffli.

Operating income in 2001 was CHF 37,114 million ($22,224 million), up 2% from a year earlier, as the addition of UBS PaineWebber's business compensated for the difficult market conditions. Operating expenses were tightly controlled, with significantly lower performance-related compensation rates. Average variable compensation per head in 2001 was 23% lower than in 2000.


----------

(1) Note on US$ conversions:

UBS Group manages its business and reports its results in CHF.

USD figures are provided for convenience only. All figures for all periods have been translated at 1 USD = 1.67 CHF, the spot rate on 31 December 2001. This rate is not the rate that would be used, nor is this the method that would be used, for a translation under US GAAP or IAS if the USD were the reporting currency of UBS Group.

All percentage changes are based on CHF amounts.

(2) Significant Financial Events: see page 2.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 2 of 12


Total credit loss expenses were CHF 498 million ($298 million) for the year, compared to a net recovery of CHF 130 million ($78 million) in 2000. In Switzerland, recoveries of provisions have declined, in comparison to the exceptional level of 2000. Outside Switzerland, UBS Warburg benefited from its prudent approach to risk as the global credit environment declined.

Clients contributed CHF 102 billion ($61 billion) in net new money in 2001. Private Banking attracted CHF 22.5 billion (13.5 billion) of inflows, an eight-fold increase over 2000. UBS Switzerland's Private & Corporate Clients unit saw CHF 8.5 billion ($5.1 billion) in inflows. The Private Clients business centered on UBS PaineWebber received CHF 36.0 billion ($21.6 billion), continuing its excellent record, while UBS Asset Management posted a net new money inflow of CHF 34.9 billion ($20.9 billion). Total invested assets at the end of the year were CHF 2,457 billion ($1,471 billion), almost unchanged from a year earlier.

Fourth quarter results

Net profit after tax in the fourth quarter was CHF 1,106 million ($662 million), 22% higher than in third quarter 2001 and 24% lower than in fourth quarter last year. Pre-goodwill, profit was CHF 1,436 million ($860 million), 17% higher than the third quarter. The improvement against the third quarter was driven by a record contribution from UBS Switzerland's Private & Corporate Clients unit, reduced credit losses, tight control of personnel expenses and a lower tax rate. Compared to the fourth quarter a year earlier and adjusted for significant financial events(2), pre-goodwill net profit was down 24%, reflecting the effects of weaker markets and another difficult quarter for private equity valuations.

Operating income fell 9% from the fourth quarter of 2000 (down 3% from third quarter 2001). Once again, the private client businesses provided a stable base, and net fee and commission income rose 4% quarter-on-quarter, now comprising 58% of total revenue. Performance-related compensation for the year has been significantly reduced in the light of market conditions and UBS's financial performance, leading to personnel expenses this quarter falling 9% from the third quarter. Overall, costs are at their lowest level since the PaineWebber merger.

Credit loss expenses of CHF 115 million ($69 million) in fourth quarter 2001 compare to CHF 171 million ($102) in the third quarter and CHF 95 million ($57 million) a year earlier. UBS had no material, unhedged exposure to any of the widely publicized international corporate default cases of the last few months.

Group net new money inflows for the quarter were CHF 21.7 billion ($13.0 billion), with inflows in the private client business units of CHF 12.6 billion ($7.5 billion).

----------
(2) Significant financial events

There were no significant financial events in 2001.

Significant financial events in 2000:

o In second quarter, UBS's previously established liability for the US Global Settlement regarding World War II related claims was increased by CHF 200 million ($120 million) pre-tax.

o In fourth quarter, UBS's previously established liability for the US Global Settlement regarding World War II related claims was offset by a credit of CHF 50 million ($30 million) pre-tax, as a result of contributions from Swiss industrial companies.

o In fourth quarter, UBS recorded a CHF 290 million ($174 million) pre-tax restructuring charge relating to the integration of former PaineWebber businesses into UBS.

(See UBS Financial Report 2000 for the full definition of Significant Financial Events in 2000 and 1999).

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 3 of 12


Performance against Group financial targets:

Pre-goodwill and adjusted for significant financial events(3) in 2000 and 1999:

o Return on equity for 2001 was 14.8%, just below the target range of 15-20%, but significantly below the 24.3% achieved last year. In 2000, return on equity benefited from the exuberant markets of the first half-year, while 2001 has seen much weaker market conditions combined with higher average equity resulting from the merger with PaineWebber in fourth quarter 2000.

o Over the whole year, basic earnings per share were CHF 4.97 ($2.98), a decline of 32% from 2000, but still 21% higher than the level achieved in 1999. In fourth quarter, basic earnings per share were CHF 1.14 ($0.68), 23% lower than fourth quarter 2000.

o The cost/income ratio for the full year 2001 was 77.3%, up from 69.2% last year. The main drivers of this increase are the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWebber's business, and the write-downs experienced in the private equity business in 2001. Cost control remains a key focus and the cost/income ratio fell from 79.9% in third quarter to 78.7% in fourth quarter.

Outlook 2002

Markets remain difficult, as uncertainty and volatility continue to affect the confidence of private and institutional investors and levels of corporate activity. In the face of this challenging environment, UBS will continue to assess its cost base carefully, investing only where it is strategically most important. Prudent resource management over the last two years means that no significant staff reductions are likely to be necessary, unless markets stagnate. As prospects for an economic recovery recede to the latter part of the year, the potential to outperform 2001 is limited.

UBS Americas Highlights

UBS PaineWebber

o Attracted CHF 9.1 billion ($5.5 billion) of net new money in the quarter, CHF 36.0 billion ($21.6 billion) for the year.

o Total Private Client revenues were CHF 1,654 million ($990 million) in the quarter, CHF 6,951 million ($4,162 million) for the year.

o Client invested assets at year end were CHF 782 billion ($468 billion) compared with CHF 773 billion ($463 billion) in 2000.

o Fee-based assets increased 4.4 percent in 2001, representing 42 percent of all client invested assets.

o Completed first full year of offering linked-notes, a structured product developed by UBS Warburg and distributed to UBS PaineWebber clients. Seventeen transactions raised CHF 998 million ($597.5 million); in the quarter four transactions were completed for CHF 190 million ($114 million). Since commencement of offering this structured product in the fall of 2000, have raised CHF 1,206 million ($722 million).

----------
(3)  Significant Financial Events: see footnote 2 on p.2

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 4 of 12


o Raised CHF 5.13 billion ($3.07 billion) in 88 preferred syndicate transactions in the year versus CHF 631.3 million ($378 million) for 2000.

o The Municipal Securities group, ranked number one in the fourth quarter and second for the full year in senior managed underwriting.

o The Corporate Employee Financial Services group has more than 500,000 participants representing CHF 17.5 billion ($10.5 billion) in invested assets compared with CHF 12.5 billion ($7.5 billion) at the end of the third quarter.

o Invested assets in alternative funds increased to CHF 5.2 billion ($3.1 billion), an increase of 38 percent.

UBS Warburg

o Corporate Finance in the Americas increased its market share by approximately 50 percent across all product areas in 2001, as the Group's strategic investment in top quality banking professionals continues to generate new opportunities.

o Completed the year ranked sixth in equity underwriting compared to 12th in 2000.

o Achieved the top rank in underwriting U.S. residential mortgage-backed securities in 2001, up from number seven in 2000.

o Finished the year with the 4th largest transaction volume on the NYSE and 3rd on the Toronto Stock Exchange.

UBS Asset Management

o The year was marked by continued performance improvements and net new money inflows.

o Sixteen of UBS Asset Management's 21 North American and global investment portfolios beat global benchmarks.

o Acquired RT Capital (now Brinson Canada) from the Royal Bank of Canada bringing CHF 35.1 billion ($21 billion) of assets and establishing UBS as a leader in the world's fourth largest pension fund market.

Recent Group Highlights

UBS Warburg Energy

UBS recently concluded a licensing agreement through which UBS Warburg has entered the energy trading business, based on Enron's US electricity and natural gas trading operations. The new business is branded "UBS Warburg Energy". The terms of the transaction give Enron a residual interest in the income of the operations, but UBS Warburg has not agreed to assume any of Enron's past, current or future liabilities.

Prior to its collapse, Enron was the undisputed leader in this market. It will take time to build up this business, but UBS Warburg is confident that the combination of its management skills and UBS's financial strength with the technology, staff and other resources of the Enron trading business will again prove highly attractive to clients and trading partners. Value at Risk (VaR) of the energy business may reach around CHF 100 million ($60 million) initially, but UBS Warburg expects an offsetting diversification effect, which means that overall VaR usage within UBS Warburg is expected to rise by less than this amount.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 5 of 12


European Wealth Management

The implementation of the European wealth management initiative announced a year ago is well on track and producing good results. Net new money in fourth quarter was CHF 1.7 billion ($1.02 billion), in line with previous quarters, despite the difficult market conditions. For the year net new money was CHF 5.6 billion ($3.35 billion). Hiring plans progressed well, with the number of client advisors in the five target countries (Germany, France, Italy, Spain and UK) climbing to 370 by December 2001. This represents an increase of 51 over the quarter and of 208 over the year. A further 40 newly hired advisors started on 1 January 2002, bringing the total hiring in 2001 to 248, in line with UBS's intention to recruit around 250 advisors a year. Expanding the European Private Banking branch network is another central component of the initiative. After the opening of an office in Lyons in June 2001, the fourth quarter saw the opening of another two new offices, in Seville and Marseilles, and last week an office in Bordeaux was added.

Share buyback program

Given its strong capital generation, UBS intends to establish a further share buyback program starting on March 6, 2002, exclusively for capital reduction purposes. Shares will be repurchased under a second trading line on the SWX Swiss Exchange. The Board of Directors has set the maximum value of shares that could be repurchased under the program at CHF 5 billion ($3 billion).
The current program will terminate when the new one starts. In 2001, 23,064,356 shares were purchased under the current program, worth CHF 1.8 billion ($1.08 billion). These shares will be cancelled following approval by the Annual General Meeting on April 18, 2002. During fourth quarter, the Group's Tier 1 Capital ratio decreased from 11.8% to 11.6%.

Dividend 2001

The Board of Directors will recommend to the Annual General Meeting on April 18, 2002 that UBS make a par value repayment of CHF 2.00 per share to UBS shareholders of record on July 6, 2002 with payment on July 10, 2002, consistent with last year's total per share distribution to shareholders of CHF 2.03.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 6 of 12


UBS Group Financial Highlights (unaudited)

                                                                 Quarter ended                % change from          Year ended
                                                                 -------------                -------------          ----------

CHF million, except where indicated                    31.12.01     30.9.01    31.12.00      3Q01       4Q00    31.12.01    31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                          8,462       8,704       9,300        (3)        (9)     37,114      36,402
Operating expenses                                        7,082       7,418       7,364        (5)        (4)     30,396      26,203
Operating profit before tax                               1,380       1,286       1,936         7        (29)      6,718      10,199
Net profit                                                1,106         903       1,449        22        (24)      4,973       7,792
Cost / income ratio (%) (1)                                82.6        83.6        78.4                             80.8        72.2
Cost / income ratio before goodwill (%) (1), (2)           78.7        79.9        75.6                             77.3        70.4
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                               0.88        0.72        1.13        22        (22)       3.93        6.44
Basic earnings per share before goodwill (2), (3)          1.14        0.97        1.34        18        (15)       4.97        7.00
Diluted earnings per share (3)                             0.87        0.65        1.11        34        (22)       3.78        6.35
Diluted earnings per share before goodwill (2), (3)        1.13        0.90        1.32        26        (14)       4.81        6.89
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                  11.7        21.5
Return on shareholders' equity before goodwill (2), (4)                                                             14.8        23.4
------------------------------------------------------------------------------------------------------------------------------------

CHF million, except where indicated                                                         % change from
                                                                                            -------------

As at                                                  31.12.01     30.9.01    31.12.00   30.9.01   31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                     43,530      43,857      44,833        (1)        (3)
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                   105,475      95,521     112,666        10         (6)
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                             11.6        11.8        11.7        (2)        (1)
Total BIS (%)                                              15.1        15.5        15.7        (3)        (4)
Risk-weighted assets                                    252,742     257,249     273,290        (2)        (8)
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                             2,457       2,280       2,452         8          0
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                    69,985      70,902      71,076        (1)        (2)
------------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                               AAA         AAA         AAA
Moody's, New York                                           Aa2         Aa2         Aa1
Standard & Poor's, New York                                 AA+         AA+         AA+
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Earnings adjusted for significant financial events and before goodwill(2),(7)

                                                                 Quarter ended                % change from          Year ended
                                                                 -------------                -------------          ----------

CHF million, except where indicated                    31.12.01     30.9.01    31.12.00      3Q01       4Q00    31.12.01    31.12.00
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                          8,462       8,704       9,300        (3)        (9)     37,114      36,402
Operating expenses                                        6,752       7,094       6,858        (5)        (2)     29,073      25,096
Operating profit before tax                               1,710       1,610       2,442         6        (30)      8,041      11,306
Net profit                                                1,436       1,227       1,900        17        (24)      6,296       8,799
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (1)                                78.7        79.9        73.0                             77.3        69.2
Basic earnings per share (CHF) (3)                         1.14        0.97        1.48        18        (23)       4.97        7.28
Diluted earnings per share (CHF) (3)                       1.13        0.90        1.46        26        (23)       4.81        7.17
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                              14.8        24.3
------------------------------------------------------------------------------------------------------------------------------------

(1)  Operating expenses / operating income before credit loss expense.

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  For EPS calculation, see Note 9 to the Financial Statements.

(4)  Net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 2,150 and 1,839 for 31 December 2001, 30 September 2001 and 31
     December 2000, respectively.

(7) Details of significant financial events can be found in the UBS Fourth Quarter 2001 Report.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001. All invested assets figures for 31 December 2000 have been restated to reflect the new definition.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 7 of 12


UBS Group Financial Highlights (unaudited)

US$ figures - convenience translation

                                                                                            Quarter ended              Year ended
USD million, except where indicated                                                              31.12.01                31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                                                                    5,067                  22,224
Operating expenses                                                                                  4,241                  18,201
Operating profit before tax                                                                           826                   4,023
Net profit                                                                                            662                   2,978
Cost / income ratio (%) (1)                                                                          82.6                    80.8
Cost / income ratio before goodwill (%) (1), (2)                                                     78.7                    77.3
------------------------------------------------------------------------------------------------------------------------------------
Per share data (USD)
Basic earnings per share (3)                                                                         0.53                    2.35
Basic earnings per share before goodwill (2), (3)                                                    0.68                    2.98
Diluted earnings per share (3)                                                                       0.52                    2.26
Diluted earnings per share before goodwill (2), (3)                                                  0.68                    2.88
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                           11.7
Return on shareholders' equity before goodwill (2), (4)                                                                      14.8
------------------------------------------------------------------------------------------------------------------------------------
USD million, except where indicated
As at                                                                                            31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                               26,066
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                                                              63,159
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                                                                       11.6
Total BIS (%)                                                                                        15.1
Risk-weighted assets                                                                              151,343
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (USD billion)                                                                       1,471
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                                                              69,985
------------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                                                                         AAA
Moody's, New York                                                                                     Aa2
Standard & Poor's, New York                                                                           AA+
------------------------------------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and before goodwill (2), (7)
                                                                                            Quarter ended              Year ended
USD million, except where indicated                                                              31.12.01                31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                    5,067                  22,224
Operating expenses                                                                                  4,043                  17,409
Operating profit before tax                                                                         1,024                   4,815
Net profit                                                                                            860                   3,770
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (1)                                                                          78.7                    77.3
Basic earnings per share (USD) (3)                                                                   0.68                    2.98
Diluted earnings per share (USD) (3)                                                                 0.68                    2.88
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                                       14.8
------------------------------------------------------------------------------------------------------------------------------------

(1)  Operating expenses / operating income before credit loss expense.

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  For EPS calculation, see Note 9 to the Financial Statements.

(4)  Net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 2,150 and 1,839 for 31 December 2001, 30 September 2001 and 31
     December 2000, respectively.

(7)  Details of significant financial events can be found in the Group Review.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

All invested assets figures for 31 December 2000 have been restated to reflect the new definition.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 8 of 12


Results of the business groups

(adjusted for significant financial events(4) 2000)

UBS Switzerland

The Private and Corporate Clients business unit reported a record result this quarter, with CHF 543 million ($325 million) in profit before tax, capping a very strong year. For the full-year, profit before tax rose 8% to CHF 2,147 million ($1,286 million). Operating expenses, at CHF 1,045 million ($626 million) in the fourth quarter, and the cost/income ratio at 61%, were both at an all-time low. For the full year, operating expenses dropped 5% to CHF 4,438 million ($2,658 million). General and administrative expenses have now fallen for two years running. Personnel expenses also fell, with headcount down 6% this year and 22% since the UBS/SBC merger. The implementation of risk-adjusted pricing and the Swiss economy's recent strength have led to a significant improvement in credit quality. For the coming year, the unit is expected to continue to keep profitability at levels that compare favorably with peers in the retail and commercial banking sector.

Private Banking's profit before tax fell 2% in the fourth quarter to CHF 591 million ($354 million). Lower transaction volumes and the costs of investing in the European wealth management initiative led full year profit before tax to fall 16% to CHF 2,703 million ($1,619 million). In the fourth quarter, net new money inflows were CHF 3.5 billion ($2.1 billion), down from the third quarter, but above the CHF 2.8 billion ($1.7 billion) recorded for the whole of 2000. Total 2001 net new money inflow of CHF 22.5 billion ($13.5 billion) demonstrates the success UBS has had in re-energizing its asset gathering performance. Invested assets rose 6% to CHF 682 billion ($408 billion) between September 30 and December 31, and were down only 1% for the full year, despite the poor performance of securities markets.

UBS Asset Management

UBS Asset Management posted profit before tax of CHF 67 million ($40 million) in the fourth quarter, up from CHF 55 million ($33 million) in the third quarter. For the full year, profit before tax was CHF 231 million ($138 million), down 28% from 2000 although operating income was up 8% at CHF 2,110 million ($1,263 million). Overall, the increased income resulting from a new investment fund pricing structure, the acquisition of Brinson Canada and the inclusion of Brinson Advisors was more than offset by higher spending on growth initiatives. UBS Asset Management reported a second straight year of strong relative investment performance, managing three of the top five balanced funds in the UK in 2001. Total invested assets in the fourth quarter rose 8% to CHF 672 billion ($402 billion), and they were up 5% for the full year. Net new money was CHF 9.2 billion ($5.5 billion) for the quarter and CHF 34.9 billion ($20.9 billion) for the year, reflecting clients' recognition of strong relative investment performance.

----------
(4) Significant Financial Events: see footnote 2 on p.2

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 9 of 12


UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit had a very strong relative performance, with profit before tax of CHF 916 million ($549 million) for the fourth quarter, a 3% reduction from the same quarter a year earlier, but up 4% on the third quarter. Equity trading performance recovered slightly from the third quarter, but opportunities remained limited compared to the more active markets experienced in 2000. Over the full year, profit before tax was CHF 4,256 million ($2,549 million), a decline of 15% over 2000. In corporate finance however, UBS continued to grow market share, with a 4.5% share of fees in 2001, compared to 3.6% in 2000.

In the fourth quarter, the unit generated revenues of CHF 3,344 million ($2,002 million), down 12% from the same quarter a year earlier. For the full year revenues were down 11% at CHF 16,011 million ($9,587 million).

Personnel expenses this quarter reached their lowest level since fourth quarter 1999, at CHF 1,606 million ($962 million), falling 7% from fourth quarter 2000 and 21% from last quarter, largely due to reductions in performance-based compensation. Full year personnel expenses fell 10% to CHF 8,339 million ($4,993 million). Compared to fourth quarter last year, general and administrative expenses decreased 25% to CHF 642 million ($384 million), reflecting cost control measures introduced in 2001. Full year general and administrative expenses were down 3% at CHF 2,705 million ($1,620 million).

UBS Capital reported a loss before tax of CHF 287 million ($172 million) in the fourth quarter, down from a CHF 56 million ($34 million) profit for the same period a year earlier. Challenging markets and a continued slowdown in corporate activity meant there were no opportunities for significant divestments. For the full year, the loss before tax was CHF 1,032 million ($618 million), against a profit of CHF 173 million ($104 million) in 2000, with the results reflecting the lack of divestments, and the deteriorating economic environment which posed problems for some of the companies in the portfolio. In 2002, results are expected to continue to show net losses unless there is a material improvement in economic conditions.

The Private Clients unit, centered on UBS PaineWebber posted a profit before tax of CHF 23 million ($13.8 million) in the fourth quarter, up from CHF 8 million ($4.8 million) in the previous quarter, as clients' transaction activity built up from the lows of third quarter. For the full year, profit before tax was CHF 258 million ($154.5 million). Headcount decreased by 5% through the year, particularly in support areas. Net new money for fourth quarter was CHF 9.1 billion ($5.5 billion), down from CHF 11.4 billion ($6.8 billion) in third quarter reflecting the lower levels of investor confidence in the US.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 10 of 12


Corporate Center

The Corporate Center reported a loss before tax of CHF 77 million ($46 million) in the fourth quarter, against a profit of CHF 224 million (134 million) a year earlier. For the full year, the loss before tax was CHF 236 million ($141 million), compared to a profit of CHF 384 million ($230 million) in 2000. The results include the difference between the statistically calculated losses charged to business units and the actual credit loss reported in the Group financial accounts.

The statistically calculated loss exceeded the actual loss in both years leading to a positive contribution in Corporate Center, however, in 2001 the difference was only CHF 236 million ($141 million), as opposed to CHF 1,161 million ($695 million) in 2000, when UBS experienced exceptional rates of recoveries.

Changes to UBS reporting structure in 2002

From the beginning of 2002, the Private Clients business unit of UBS Warburg became a separate Business Group within UBS and its name was changed to UBS PaineWebber, reflecting its principal business. This new structure will be reflected in our financial reporting with effect from first quarter 2002. UBS will provide restated figures for 2000 and 2001 reflecting the new Business Group structure and associated changes in the treatment of goodwill and other costs, and expects to publish these at least two weeks prior to our First Quarter 2002 report.




UBS




Media release available as a pdf-download at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

     -    4Q2001 Report (pdf and interactive version)

     -    4Q2001 Results slide presentation

     -    Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 14 February 2002:

     -    0900 CET

     -    0800 BST

     -    0300 EST

- Webcast playback will be available from 1400 CET on 14 February, with a bookmarked version at 1800 CET the same day.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 11 of 12


Invested Assets

                                                                                                                          Net new
                                                                                                                         money(1)
CHF billion                                                     31.12.01            30.9.01           % change               4Q01
------------------------------------------------------------------------------------------------------------------------------------
UBS Group                                                          2,457              2,280                  8
------------------------------------------------------------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients                                        320                308                  4               (0.1)
Private Banking                                                      682                643                  6                3.5
------------------------------------------------------------------------------------------------------------------------------------
UBS Asset Management
Institutional                                                        328                309                  6                2.4
Mutual funds                                                         344                314                 10                6.8
------------------------------------------------------------------------------------------------------------------------------------
UBS Warburg
Private Clients                                                      782                705                 11                9.1
UBS Capital                                                            1                  1                  0                0.0
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes interest and dividend income.



Invested Assets US$ figures - convenience translations

                                                                                                                          Net new
                                                                                                                         money(1)
USD billion                                                                                      31.12.01                    4Q01
------------------------------------------------------------------------------------------------------------------------------------
UBS Group                                                                                           1,471
------------------------------------------------------------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients                                                                         192                    (0.1)
Private Banking                                                                                       408                     2.1
------------------------------------------------------------------------------------------------------------------------------------
UBS Asset Management
Institutional                                                                                         196                     1.4
Mutual funds                                                                                          206                     4.1
------------------------------------------------------------------------------------------------------------------------------------
UBS Warburg
Private Clients                                                                                       468                     5.5
UBS Capital                                                                                             1                     0.0
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes interest and dividend income.

[GRAPHIC] UBS                                              Group Media Relations
                                                           14 February 2002
                                                           Page 12 of 12


Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our business group structure which took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

[LOGO] UBS

                           Fourth Quarter 2001 Report

Fourth Quarter 2001 Report
14 February 2002


UBS Group Financial Highlights

                                                                 Quarter ended             % change from          Year ended
                                                        ----------------------------      ---------------    -------------------
CHF million, except where indicated                     31.12.01   30.9.01  31.12.00      3Q01       4Q00    31.12.01   31.12.00
--------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                           8,462     8,704     9,300        (3)        (9)     37,114     36,402
Operating expenses                                         7,082     7,418     7,364        (5)        (4)     30,396     26,203
Operating profit before tax                                1,380     1,286     1,936         7        (29)      6,718     10,199
Net profit                                                 1,106       903     1,449        22        (24)      4,973      7,792
Cost / income ratio (%)(1)                                  82.6      83.6      78.4                             80.8       72.2
Cost / income ratio before goodwill (%)(1), (2)             78.7      79.9      75.6                             77.3       70.4
--------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                                 0.88      0.72      1.13        22        (22)       3.93       6.44
Basic earnings per share before goodwill(2),(3)             1.14      0.97      1.34        18        (15)       4.97       7.00
Diluted earnings per share(3)                               0.87      0.65      1.11        34        (22)       3.78       6.35
Diluted earnings per share before goodwill(2), (3)          1.13      0.90      1.32        26        (14)       4.81       6.89
--------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity(4)                                                                                11.7       21.5
Return on shareholders' equity before goodwill(2), (4)                                                           14.8       23.4
================================================================================================================================

                                                                                         % change from
CHF million, except where indicated                                                    ------------------
As at                                                   31.12.01   30.9.01  31.12.00   30.9.01   31.12.00
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                      43,530    43,857    44,833        (1)        (3)
--------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                    105,475    95,521   112,666        10         (6)
--------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%)(5)                                               11.6      11.8      11.7        (2)        (1)
Total BIS (%)                                               15.1      15.5      15.7        (3)        (4)
Risk-weighted assets                                     252,742   257,249   273,290        (2)        (8)
--------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                              2,457     2,280     2,452         8          0
--------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                      69,985    70,902    71,076        (1)        (2)
--------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                                AAA       AAA       AAA
Moody's, New York                                            Aa2       Aa2       Aa1
Standard & Poor's, New York                                  AA+       AA+       AA+
================================================================================================================================

Earnings adjusted for significant financial events and before goodwill(2), (7)

                                                                Quarter ended              % change from          Year ended
                                                        ----------------------------      ---------------    -------------------
CHF million, except where indicated                     31.12.01   30.9.01  31.12.00      3Q01       4Q00    31.12.01   31.12.00
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                           8,462     8,704     9,300        (3)        (9)     37,114     36,402
Operating expenses                                         6,752     7,094     6,858        (5)        (2)     29,073     25,096
Operating profit before tax                                1,710     1,610     2,442         6        (30)      8,041     11,306
Net profit                                                 1,436     1,227     1,900        17        (24)      6,296      8,799
--------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(1)                                  78.7      79.9      73.0                             77.3       69.2
Basic earnings per share (CHF)(3)                           1.14      0.97      1.48        18        (23)       4.97       7.28
Diluted earnings per share (CHF)(3)                         1.13      0.90      1.46        26        (23)       4.81       7.17
--------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)(4)                                                                            14.8       24.3
================================================================================================================================

(1)  Operating expenses / operating income before credit loss expense.

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  For EPS calculation, see Note 9 to the Financial Statements.

(4)  Net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 2,150 and 1,839 for 31 December 2001, 30 September 2001 and 31
     December 2000, respectively.

(7)  Details of significant financial events can be found in the Group Review.

All share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

All invested assets figures for 31 December 2000 have been restated to reflect our revised definition.

Fourth Quarter 2001 Report
14 February 2002


Contents

Shareholders' Letter                          2

Group Review                                  6

UBS Switzerland                              19

UBS Asset Management                         32

UBS Warburg                                  37

Corporate Center                             51

Financial Statements

UBS Group Income Statement                   53
Notes to the Financial Statements            54

UBS Registered Shares                        60

Financial Calendar

Publication of Annual Report 2001            Thursday, 14 March 2002
Annual General Meeting                       Thursday, 18 April 2002
Publication of first quarter 2002 results    Tuesday, 14 May 2002

UBS Investor Relations

Hotline: +41 1234 4100
E-mail: sh-investorrelations@ubs.com
Web: www.ubs.com/investors

Zurich

Christian Gruetter  +41 1 234 4360
Mark Hengel         +41 1 234 8439
Charles Gorman      +41 1 234 2733
Catherine Lybrook   +41 1 234 2281
Fax                 +41 1 234 3415

UBS AG
Investor Relations G41B
P.O. Box
CH-8098 Zurich
Switzerland

New York

Richard Feder       +1 212 713 6142
Christopher McNamee +1 212 713 3091
Fax                 +1 212 713 1381

UBS Americas Inc.
Investor Relations
1285 Avenue of the Americas, 14th Floor
New York, NY 10019
USA

Interactive Fourth Quarter 2001 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2001 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's financial reporting is available on the internet at:
www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland. E-mail: sh-iz-ubs-publikationen@ubs.com.

Shareholders' Letter
14 February 2002

[PHOTO]

Shareholders' Letter

Dear Shareholders,

UBS made significant progress in 2001, successfully integrating UBS PaineWebber, building our European wealth management business and expanding our presence in corporate finance, particularly in the US. Our clients invested substantial net new money through our private client and asset management businesses, and we significantly improved our investment banking market share. It has been a challenging year for us financially, with a difficult market environment depressing trading returns, transaction volumes, and private equity valuations, in stark contrast to the buoyant climate in 2000. Despite the markets, relative operational performance in our core businesses has remained strong and we have benefited from our prudent attitude to risk and careful cost control.

     Our net profit for the year 2001 was CHF 4,973 million, 36% less than in 2000. Pre-goodwill, net profit for the year was CHF 6,296 million, 26% lower than we achieved in the much stronger markets of 2000 and 28% lower once we exclude the effect of one-off provisions and restructuring charges in 2000 related to the PaineWebber merger.

     Pre-goodwill and adjusted for one-off gains, basic earnings per share fell 32% to CHF 4.97, a level still 21% higher than we achieved in 1999. Return on equity for the year was 14.8%, just below our target range of 15-20% across periods of varying market conditions. Although this is lower than the 24.3% (adjusted for one-off charges) that we achieved in 2000, it represents a solid performance when set against the difficult markets.

     On the same basis, the cost/income ratio for the year rose from 69.2% to 77.3%, reflecting lower revenues, the poor performance of our private equity portfolio this year and the influence of the relatively high cost/income ratio typical of UBS PaineWebber's business. Despite this rise, operating expenses remained under tight control, with decreases from 2000 levels in UBS Switzerland's Private Banking and Private and Corporate Clients business units and UBS Warburg's Corporate and Institutional Clients business unit, and a clear reduction through the year in UBS Warburg's Private Clients business unit.

     Our disciplined approach to both compensation and non-personnel costs allows us to continue investing in the future growth of our key businesses. The proportion of revenue which we dedicate to rewarding our staff has remained almost unchanged since last year in our most important businesses, reflecting a substantial decrease in bonus payments.

     Our asset gathering activities have delivered very strong results this year, with a total of CHF 102 billion in net new money, as clients increasingly value the quality of our advice and the breadth and depth of our wealth management capabilities. Private Banking's net new money for the year was CHF
22.5 billion, an eight-fold increase over 2000, reflecting our single-minded focus on growing this world-leading business. UBS PaineWebber continued its excellent record, generating CHF 36.0 billion in net new money during the year. UBS Asset

Shareholders' Letter
14 February 2002


Management converted the strong relative investment performance it achieved in both 2000 and 2001 into new assets, also achieving net new money of CHF 34.9 billion in 2001. Despite a bad year for the markets, total invested assets were almost unchanged over the year.

Dividend

This year we plan once again to make a tax efficient distribution of capital to our shareholders rather than paying a dividend. The Board of Directors will recommend to the Annual General Meeting on 18 April 2002 that UBS make a par value repayment of CHF 2.00 per share, consistent with last year's total per share distribution to shareholders of CHF 2.03.

Fourth quarter results

Net profit after tax this quarter was CHF 1,106 million, 22% higher than third quarter, driven by lower credit losses, tight control of personnel costs, and lower tax expense. Compared to fourth quarter 2000 net profit was 24% lower, or 32% lower once that quarter is adjusted for one-off charges and provisions, reflecting much weaker markets this year and another difficult quarter for private equity valuations. Pre-goodwill and adjusted for one-off charges and provisions in fourth quarter 2000, basic earnings per share decreased 23% to CHF
1.14 from CHF 1.48 in fourth quarter 2000.

     Revenues held up well, down only 3% quarter on quarter, with the private client businesses starting to recover from the very difficult third quarter. Fee and commission income overall grew 4% since third quarter and now stands at 58% of total revenue.

     Despite a further 5% decline in operating expenses, to the lowest levels since the Paine Webber merger, the pre-goodwill cost/income ratio rose to 78.7% from 73% in fourth quarter 2000, reflecting depressed transaction revenues, private equity write-downs and the effect of poor equity trading conditions. Performance related compensation for the year has been tailored to the market conditions and our overall financial performance, with personnel expense this quarter 9% lower than last quarter.

Business Group highlights

Fourth quarter produced the Private and Corporate Clients business unit's best ever result, with pre-tax profit of CHF 543 million, up CHF 5 million from last quarter. This achievement capped a very strong year, with profit before tax up 8% compared to 2000, at CHF 2,147 million. The implementation of risk adjusted pricing and the strength of the Swiss economy in 2000 and most of 2001 has led to a significant improvement in credit quality, while operating expenses have remained under tight control, down 5% compared to last year, to a record low.

     Private Banking's profit before tax decreased by 2% from third quarter, to CHF 591 million. The investment in our European wealth management initiative continues to generate momentum. We have hired almost 250 new client advisors in 2001, opened new offices around Europe and launched two flagship investment products. Most importantly, clients are responding to our enhanced offering - we have attracted CHF 5.6 billion of net new money in our five target countries this year, increasing invested assets in these countries by 33% since 1 January 2001.

     UBS Asset Management's pre-tax profit increased to CHF 67 million in fourth quarter 2001 from CHF 55 million in third quarter. UBS Asset Management also achieved a second straight year of strong relative investment performance, managing three of the top five balanced funds in the UK in 2001. In the US, many of the major strategies finished in or near the top decile of their peer group, posting positive absolute returns, while major indices fell. Clients continued to invest net new assets, with this quarter's inflows reaching CHF 9.2 billion, mainly in mutual funds.

     UBS Warburg's Corporate and Institutional Clients business unit delivered a strong performance relative to markets, with pre-tax profit of CHF 954 million for fourth quarter 2001, a 3% reduction from fourth quarter 2000, but 4% ahead of last quarter. Equity trading performance improved from third quarter, but opportunities remained limited compared to the more active markets experienced in 2000. Over the full year pre-tax profit was CHF 4,256 million, a decline of 15% over 2000, which was our best year ever. In corporate finance however, we continued to outperform 2000 in terms of market share, with full year analysis showing us with a 4.5% share of fees, compared to 3.6% in 2000. Costs fell sharply to their lowest ever total.

Shareholders' Letter
14 February 2002


     UBS PaineWebber's revenues remained resilient in fourth quarter, rising 3% to CHF 1,659 million. Continued strong net new money, CHF 9.1 billion this quarter, reflects the strength of our franchise among our core affluent target market.

Enron

Early in 2002, we entered into a licensing agreement with representatives of Enron which will allow UBS Warburg to enter the energy trading business, basing its efforts on Enron's US electricity and natural gas trading operations. Prior to its collapse, Enron was the undisputed leader in this market, with a reputation for trading innovation and the excellence of its technology. The terms of the transaction give Enron an interest in the future income of our new business, but UBS Warburg did not agree to assume any of Enron's past, current or future liabilities.

     We see this as a great opportunity for UBS Warburg to leverage its risk management skills and access to UBS's capital strength in a business which is statistically largely uncorrelated to our other trading operations. It will take time to establish ourselves in this business, but we are confident that the combination of core UBS strengths with the technology and staff of the Enron trading business will prove highly successful.

Wealth Management Board

In December, we announced the creation of a new Wealth Management Board, under the leadership of Joseph J. Grano, Jr., bringing together the leaders of each of our wealth management businesses. The mandate of the Wealth Management Board is to increase coordination between our different wealth management businesses so that our clients can reap the total benefits of UBS's global capabilities.

     The main focus of the Wealth Management Board will be the coordination and development of products, marketing strategy, technology and training programs. The Wealth Management Board will share strategies for developing the private client businesses, articulate a single global vision and coordinate its implementation.

New directors

The Board of Directors will propose to the next Annual General Meeting that two new directors

Shareholders' Letter
14 February 2002


should be elected: Jens Alder, Chief Executive of Swisscom Group, the principal Swiss telecommunications firm, and Ernesto Bertarelli, Chief Executive of Serono International SA, the world's third largest biotechnology company. At the same time, Markus Kundig will step down from the Board, having reached the statutory age of retirement. He has served as a valued member of the Board since the creation of UBS AG.

Outlook

UBS's core businesses have performed relatively strongly in 2001, demonstrating their ability to enhance market share in a challenging environment. As 2002 begins, markets remain difficult, with uncertainty and volatility continuing to affect transaction levels and corporate activity. In the face of this challenging environment, we will continue to assess our cost base carefully, investing where strategically most important. Our prudent resource management over the last two years means that we do not believe that significant staff reductions are likely to be necessary, unless markets stagnate.

     With prospects for an economic recovery receding into the latter part of the year, potential for this year to outperform 2001 is limited. However, our businesses have shown themselves to be increasingly competitive and we are confident that we can continue the progress we have made in the past year, expanding in corporate finance, further developing our European wealth management initiative and ensuring that all the strengths of our integrated group are focused on building the world's leading wealth management and investment banking businesses.

14 February 2002

UBS AG


/s/ Marcel Ospel
Marcel Ospel
Chairman


/s/ Peter Wuffli
Peter Wuffli
President


--------------------------------------------------------------------------------
Management changes

In mid-December, the Board of Directors announced a number of changes to the senior management of UBS Group. Luqman Arnold, formerly the President of the Group Executive Board left UBS, and was succeeded in that role by Peter Wuffli.

     Peter Wuffli's appointment as President of the Group Executive Board is a signal of continuity and will not lead to any change in UBS's strategy, focus, direction or values.

                                                                    Marcel Ospel

Group Review
14 February 2002


Group Review

Management structure

Following the appointment of Peter Wuffli as President of the Group Executive Board on 18 December 2001, John Fraser took over as Chief Executive Officer of UBS Asset Management. He was previously President and Chief Operating Officer of UBS Asset Management.

     John Costas, previously President and Chief Operating Officer of UBS Warburg, has become its Chief Executive Officer, assuming the day-to-day operational leadership of the Business Group. At the same time, he became a member of UBS's Group Executive Board.

     Markus Granziol remains as Chairman of UBS Warburg, continuing to perform executive tasks and focusing particularly on developing strategy and strengthening key relationships with corporate and institutional clients.

     From the beginning of 2002, the Private Clients business unit of UBS Warburg became a separate Business Group of UBS and its name changed to UBS PaineWebber, the brand under which the vast majority of its business is conducted. This new structure will be reflected in our financial reporting with effect from first quarter 2002.

     Within a year of PaineWebber's merger with UBS, much has been delivered. Its businesses have been seamlessly integrated, and a very strong relationship has been forged with the Corporate and Institutional Clients business unit. This relationship has been beneficial to both sets of clients, with UBS PaineWebber clients securing greater access to global markets and investment banking products, and UBS Warburg corporate clients benefiting from strengthened distribution. With these achievements behind it, UBS PaineWebber will now focus on working closely together with UBS Private Banking to work towards a single global wealth management platform for UBS.

Other group initiatives

HYPOSWISS

We have agreed to sell the private bank HYPOSWISS (Swiss Mortgage and Commercial
Bank), a wholly owned subsidiary, to St. Galler Kantonalbank, a Swiss regional bank. The transaction is subject to approval by regulators, but we currently expect it to be completed in first

--------------------------------------------------------------------------------
Index of Investor Optimism - EU 5

This quarter we have introduced the Index of Investor Optimism - EU 5, a European monthly survey to complement our highly regarded US poll, which has been cited by Nobel Laureate economist Dr. Lawrence R. Klein as a leading predictor of US economic trends.

     A joint venture between UBS and the Gallup Organization, the Index has been used by UBS PaineWebber in the US since 1996 to track individual investor sentiment and investor outlook. Approximately 1,000 individual investors, with at least USD 10,000 in investable assets, are randomly chosen each month by the Gallup Organization. They are then asked a set of core questions including the types of investments they hold. The Index is regularly supplied to the Federal Reserve in the US, and is frequently quoted in leading business publications.

     The European version mirrors the structure of the US survey, targeting investors with at least EUR 10,000 in investable assets, and polls investors in the five countries targeted by UBS Private Banking's European wealth management initiative: UK, Germany, France, Italy and Spain.

     In the past, there has been very little, if any, research done that measures the mood of retail investors in Europe. The Index -

Group Review
14 February 2002


quarter this year. The sale will generate a pre-tax profit of about CHF 165 million for UBS, which will be reported in the Private Banking business unit in first quarter 2002, but will be treated as a significant financial event.

     The sale of HYPOSWISS will streamline our private banking activities in Zurich, where we also operate as UBS Private Banking and through the private bank Cantrade. UBS will continue to manage its remaining private banks - Cantrade (Zurich), Banco di Lugano (Lugano), Ferrier Lullin (Geneva), Bank Ehinger (Basel), Armand von Ernst & Cie (Berne) - as separate independent entities.

     At 31 December 2001, HYPOSWISS had invested assets of CHF 6.4 billion and employed a total of 133 staff in offices in Zurich and Jersey. In 2001, HYPOSWISS reported an operating profit of CHF 38.4 million.

Equity Plus

At the start of 2002, we introduced a new equity-based incentive program, open to all UBS Group employees worldwide. Called "Equity Plus", the program allows employees to invest part of their annual incentive bonus, and/or a portion of their monthly salary, in UBS shares. Shares purchased under the program are blocked for two years, and for each share bought the employee will receive two call options on UBS shares that vest after two years and are exercisable within the following eight and a half years.

     This new program is modeled on the successful equity incentive program run by PaineWebber prior to its merger with UBS, and replaces a number of different plans that were available in UBS locations around the world.

     We are committed to increasing the proportion of UBS's shares that are owned by our employees, and the proportion of employees that own UBS shares. Equity Plus represents an excellent opportunity for our employees to invest in the success of UBS, aligning their interests ever more closely with those of our other shareholders.

Wolfsberg Principles

In October 2000, UBS joined with a group of the world's largest banks and Transparency International, the global anti-corruption organization, to agree a set of global anti-money-laundering guidelines for international private banks, known as the "Wolfsberg Principles".

     In January 2002, the Wolfsberg Group launched a further initiative against the financing of terrorism, underlining their clear commitment to prevent terrorist organizations from accessing financial services. The initiative includes enhancing "know-your-customer" rules, exploring with governmental agencies ways of improving information exchange and examining ways to improve the maintenance of customer information.

--------------------------------------------------------------------------------
EU 5 will provide not only an opportunity to compare investor attitudes across major European markets, but also between Europe and the US.

     The overall Index EU 5 for January jumped to +40 from +4 in October's pilot survey (any score above zero indicates optimism, below indicates pessimism). In particular, the outlook for economic growth improved considerably, with 42% of those surveyed optimistic about the prospects for European economic growth, compared with 25% in October. The Index - EU 5 suggests that European investor sentiment mirrors US experience. The Index - US posted a strong rise to 115 in January from 88 in December 2001.

     Investors' attitude towards the Euro also improved significantly following the smooth distribution of notes and coins at the year's outset. In January, 72% of European investors were optimistic about the Euro and its effects on the European economy, compared with 54% in October.

Group Review
14 February 2002


UBS Group Performance Against Targets

Year-to-date                                                           31.12.01        30.9.01(1)    31.12.00
-------------------------------------------------------------------------------------------------------------
RoE (%)
as reported                                                                11.7           12.0           21.5
before goodwill and adjusted for significant financial events(2)           14.8           15.1           24.3
-------------------------------------------------------------------------------------------------------------

For the quarter ended                                                  31.12.01        30.9.01       31.12.00
-------------------------------------------------------------------------------------------------------------
Basic EPS (CHF)
as reported                                                                0.88           0.72           1.13
before goodwill and adjusted for significant financial events(2)           1.14           0.97           1.48
-------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)
as reported                                                                82.6           83.6           78.4
before goodwill and adjusted for significant financial events(2)           78.7           79.9           73.0
-------------------------------------------------------------------------------------------------------------
Net new money, private client units (CHF bn)(3)
UBS Switzerland - Private Banking                                           3.5            6.6            0.2(4)
UBS Warburg - Private Clients                                               9.1           11.4            4.9(4)
-------------------------------------------------------------------------------------------------------------
Total                                                                      12.6           18.0            5.1
=============================================================================================================


(1)  Annualized.

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  Excludes interest and dividend income.

(4)  Calculated using the former definition of assets under management.

RoE(1), (2)

[BAR CHART OMITTED]

Cost/income ratio(2)

[BAR CHART OMITTED]

Basic EPS(2) (CHF)

[BAR CHART OMITTED]

Net new money, private client units(3) (CHF bn)

[BAR CHART OMITTED]

(1)  Year-to-date, annualized.

(2) Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(3)  Private Banking and Private Clients.

Group Review
14 February 2002


Invested Assets

                                                                      Net new
                                                                        money(1)
CHF billion                          31.12.01   30.9.01    % change      4Q01
--------------------------------------------------------------------------------

UBS Group                               2 457     2 280           8
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients             320       308           4      (0.1)
Private Banking                           682       643           6       3.5
--------------------------------------------------------------------------------
UBS Asset Management
o Institutional                           328       309           6       2.4
Mutual funds                              344       314          10       6.8
--------------------------------------------------------------------------------
UBS Warburg
Private Clients                           782       705          11       9.1
UBS Capital                                 1         1           0       0.0
================================================================================

(1)  Excludes interest and dividend income.

Group targets

UBS focuses on four key performance targets, which are designed to deliver continually improving returns to our shareholders. Our performance in 2001 reflects the extremely difficult market conditions we have faced.

Before goodwill and adjusted for significant financial events in 2000:

- Our return on equity for 2001 was 14.8%, only just below our target range of 15-20%, but significantly below the 24.3% achieved last year. Our return on equity in 2000 was boosted by extremely high returns in the exuberant markets of the first half-year, while this year has seen much weaker economic and stock market performance combined with higher average equity resulting from the acquisition of PaineWebber in fourth quarter 2000.

- Basic earnings per share in fourth quarter were CHF 1.14, 23% lower than fourth quarter 2000. Over the whole year basic earnings per share were CHF 4.97, a decline of 32% from 2000. Outstanding shares started the year higher, as a result of issuance to fund the merger with PaineWebber, but our continued buy-back program meant that by 31 December 2001 they were again below the pre-merger level.

- The cost/income ratio for the full year 2001 was 77.3%, up from 69.2% last year. The main driver of this increase is the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWebber's business, and the write-downs experienced in our private equity business in 2001. Cost control remains a key focus for us and costs fell again from third to fourth quarter, although compared to a year ago the cost income ratio has risen from 73% in fourth quarter 2000 to 78.7% this quarter.

     Net new money growth has been one of our success stories in 2001, with inflows in the private client units (Private Banking and Private Clients) of CHF
58.5 billion during 2001, including CHF 12.6 billion this quarter, compared to CHF 5.1 billion in fourth quarter 2000 and CHF 18.0 billion in the whole of 2000.

Significant financial events

There were no significant financial events in third quarter 2001 or fourth quarter 2001, but there were two significant financial events in fourth quarter 2000:

- UBS's previously established liability for the US Global Settlement regarding World War II related claims was offset by a credit of CHF 50 million pre-tax, as a result of contributions from Swiss industrial companies.

- We recorded a CHF 290 million pre-tax restructuring charge relating to the integration of former PaineWebber businesses into UBS.

     Details of significant financial events for the whole of 2000 and 2001 are shown in the table on page 10.

Results

Net profit this quarter was CHF 1,106 million, 24% lower than in fourth quarter 2000. For the full year, net profit was CHF 4,973 million, compared to CHF 7,792 million in 2000, a decline of 36%, or 26% after adjustment for amortization of goodwill and other intangibles.

Group Review
14 February 2002


Significant Financial Events

                                                                          Quarter ended                     Year ended
                                                               ----------------------------------     ---------------------
CHF million                                                    31.12.01      30.9.01     31.12.00     31.12.01     31.12.00
---------------------------------------------------------------------------------------------------------------------------
Operating income as reported                                      8,462        8,704        9,300       37,114       36,402
No significant financial events
---------------------------------------------------------------------------------------------------------------------------
Adjusted operating income                                         8,462        8,704        9,300       37,114       36,402
---------------------------------------------------------------------------------------------------------------------------
Operating expenses as reported                                    7,082        7,418        7,364       30,396       26,203
US Global Settlement Fund provision                                                            50                      (150)
PaineWebber integration costs                                                                (290)                     (290)
---------------------------------------------------------------------------------------------------------------------------
Adjusted operating expenses                                       7,082        7,418        7,124       30,396       25,763
---------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax and minority interests       1,380        1,286        2,176        6,718       10,639
===========================================================================================================================
Tax expense                                                         173          296          442        1,401        2,320
Tax effect of significant financial events                                                     55                       100
---------------------------------------------------------------------------------------------------------------------------
Adjusted tax expense                                                173          296          497        1,401        2,420
Minority interests                                                 (101)         (87)         (45)        (344)         (87)
===========================================================================================================================
Adjusted net profit                                               1,106          903        1,634        4,973        8,132
---------------------------------------------------------------------------------------------------------------------------
Adjusted net profit before goodwill                               1,436        1,227        1,900        6,296        8,799
---------------------------------------------------------------------------------------------------------------------------

     Operating income was 9% below fourth quarter 2000, although full year operating income was 2% higher in 2001 than in 2000, at CHF 37,114 million, with the effect of much more difficult market conditions offset by the addition of UBS PaineWebber's businesses.

     Net interest income of CHF 2,621 million was 33% higher than in fourth quarter 2000. Net trading income declined 52% from the same period, to CHF 924 million. Over the full year, net interest income was 1% lower than in 2000, at CHF 8,041 million, and net trading income was 12% lower than in 2000 at CHF 8,802 million.

     Various factors can alter the mix between net interest income and net trading income between periods. As well as income from interest margin based activities (for example loans and deposits), net interest income includes some income earned as a result of trading activities (such as coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. Furthermore, the classification of income arising from positions and their offsetting economic hedging transactions may be different. This quarter this effect was particularly pronounced, as a result of the significant fall in short term USD interest rates which substantially reduced our borrowing costs, so boosting net interest income for the quarter. Our overall interest rate exposures are limited by hedging transactions using derivative instruments. As the USD rates fell this quarter, these economic hedges generated mark-to-market losses recorded in fixed income net trading income, offsetting a portion of the gains in net interest income.

     In order to provide a better explanation of the movements in net interest income and net trading income, we produce the following disclosure which sums net interest income and net trading income, and then analyzes the total according to the business activities which gave rise to the income, rather than by the type of income generated.

     Net income from interest margin products increased 1% from fourth quarter last year to CHF 1,400 million, reflecting the inclusion of a full quarter of revenues from UBS PaineWebber. For the full year, net income from interest margin products increased 5% to CHF 5,694 million, driven by the inclusion of UBS PaineWebber.

     Net income from trading activities was CHF 2,184 million in fourth quarter. This is 13% lower than in fourth quarter last year, reflecting the decline in equity trading opportunities. Over the full year, income from trading activities was CHF 11,529 million, 9% lower than in 2000. Falling interest rates and increased volatility in debt markets led to a very strong year for fixed income and foreign exchange trading, but equity trading revenues suffered from much lower market volumes, increased volatility and reduced arbitrage opportunities.

     Net income from treasury activities in fourth quarter was 6% higher than in fourth quarter 2000 at CHF 361 million, reflecting one-off gains.

     Full year income was 87% higher, at CHF 1,424 million, reflecting two main factors:

Group Review
14 February 2002


Net Interest and Trading Income

                                                     Quarter ended                  % change from           Year ended
                                           --------------------------------        ----------------    --------------------
CHF million                                31.12.01     30.9.01    31.12.00        3Q01        4Q00    31.12.01    31.12.00
---------------------------------------------------------------------------------------------------------------------------
Net interest income                           2,621       1,730       1,973          52          33       8,041       8,130
Net trading income                              924       2,160       1,916         (57)        (52)      8,802       9,953
---------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income         3,545       3,890       3,889          (9)         (9)     16,843      18,083
===========================================================================================================================

Breakdown by business activity:
---------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products      1,400       1,436       1,385          (3)          1       5,694       5,430
Net income from trading activities            2,184       2,566       2,524         (15)        (13)     11,529      12,642
Net income from treasury activities             361         335         339           8           6       1,424         762
Other(1)                                       (400)       (447)       (359)         11         (11)     (1,804)       (751)
---------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income         3,545       3,890       3,889          (9)         (9)     16,843      18,083
===========================================================================================================================

(1)  Principally goodwill funding costs.


increased income from our invested equity, as a result of the expansion of our capital base since the PaineWebber merger, and changes in the investment portfolio's maturity structure leading to an increase in average interest rates; and improved currency management results due to introduction of a new economic hedging strategy and some one-off gains.

     Other net trading and interest income principally reflects the costs of goodwill funding, with the CHF 1,053 million reduction from 2000 to CHF (1,804) million in 2001 mainly due to goodwill funding costs arising from the acquisition of PaineWebber, and the 11% change from fourth quarter 2000 to CHF
(400) million in fourth quarter 2001, reflecting the fact that PaineWebber was acquired part way through fourth quarter 2000.

     Net fee and commission income was CHF 4,964 million in fourth quarter, just 1% lower than in fourth quarter last year, with the effect of increases in investment fund prices and very strong underwriting fees offset by lower net brokerage fees, reflecting the weaker market environment, and lower corporate finance fees reflecting the poor conditions for investment banking this year.

     Net fee and commission income for the full year was CHF 20,211 million, up 21% from 2000 and at a record level, reflecting the inclusion of UBS PaineWebber. Without this effect, net fee and commission income would have dropped 7%, driven by much lower brokerage fees and a reduction in corporate finance fees, with increases in market share during the year achieved against a background of much reduced market activity.

     Other income decreased 86% from fourth quarter 2000, to CHF 68 million in fourth quarter 2001, due to further write-downs in our private equity portfolio. Over the full year, it fell 62% from the level in 2000 to CHF 558 million, reflecting the very difficult conditions in the private equity market this year, which led to minimal opportunities for divestment and much greater levels of write-downs than last year.

     Total operating expenses, at CHF 7,082 million, were 4% lower than in fourth quarter 2000, despite a full quarter of UBS PaineWebber expenses, as we maintained strong discipline on both personnel and non-personnel costs, particularly in the Corporate and Institutional Clients and Private and Corporate Clients business units, bringing their costs to record low levels. Over the full year, expenses increased 16% to CHF 30,396 million, driven by the inclusion of UBS PaineWebber. Like-for-like, costs fell 7%, as performance-related compensation reduced, and non-personnel costs were carefully restricted.

     At CHF 4,404 million in fourth quarter, Personnel expenses were unchanged from this time last year. Once adjusted for the one-off CHF 118 million restructuring provision in fourth quarter last year, personnel expenses increased 2% from a year ago, with lower performance-related compensation this year more than offset by the inclusion of only two months of UBS PaineWebber's costs in fourth quarter last year.

     Personnel expenses are managed on a full year cycle, and fourth quarter costs reflect considerable reductions in bonus and performance-related compensation ensuring that overall compensation ratios for the year are kept in line with 2000's ratio in our core businesses. Approximately 43% of this year's personnel

Group Review
14 February 2002


UBS / SBC merger restructuring provision used

                                                                                            Quarter ended
                                                                                   ------------------------------
CHF million                              Personnel      IT   Premises      Other   31.12.01    30.9.01   31.12.00
-----------------------------------------------------------------------------------------------------------------
UBS Switzerland                                 79       5          2          0         86         66         90
UBS Asset Management                             0       0          0          0          0          0          1
UBS Warburg                                      0       0          0          0          0          0          0
Corporate Center                                 2       0         47         (4)        45        155        336
-----------------------------------------------------------------------------------------------------------------
Group total                                     81       5         49         (4)       131        221        427
=================================================================================================================

-----------------------------------------------------------------------------------------------------------------
Initial restructuring provision in 1997                                               7,000
Additional provision in 1999                                                            300
-----------------------------------------------------------------------------------------------------------------
Used in 1998                                                                          4,027
Used in 1999                                                                          1,844
Used in 2000                                                                            699
Used in 2001                                                                            709
-----------------------------------------------------------------------------------------------------------------
Total used up to 31.12.01                                                             7,279
-----------------------------------------------------------------------------------------------------------------
Released to the income statement                                                         21
-----------------------------------------------------------------------------------------------------------------
Restructuring provision at 31.12.01                                                       0
=================================================================================================================


expenses were bonus or other variable compensation, down from 48% last year. Average variable compensation per head in 2001 was 23% lower than in 2000.

     Over the full year, the inclusion of CHF 5,178 million of PaineWebber personnel expenses more than offset the reduction in performance-related pay, bringing the total to CHF 19,828 million, 16% up from CHF 17,163 million in 2000.

     In light of lower revenues in 2001, cost control was a key focus of all our management teams. General and administrative expenses in fourth quarter last year included a net CHF 43 million of one-off charges and provisions. Adjusted for these charges and provisions, general and administrative expenses were 5% lower than a year ago, at CHF 1,934 million, reflecting lower IT, travel and entertainment costs. For the whole of 2001, general and administrative costs increased by 13% to CHF 7,631 million, reflecting a full year's costs for UBS PaineWebber, which more than offset the absence in 2001 of the provisions for restructuring and the US Global Settlement which were booked in 2000. Excluding these provisions and the extra UBS PaineWebber costs, general and administrative costs would have been almost unchanged year on year.

     Depreciation and amortization fell 13% to CHF 744 million in fourth quarter 2001, from CHF 852 million in fourth quarter 2000, mainly reflecting CHF 79 million of one-off restructuring costs in fourth quarter last year.

     Over the full year, depreciation and amortization increased 29% to CHF 2,937 million, driven primarily by the goodwill amortization resulting from the merger with PaineWebber.

     UBS Group incurred a tax expense of CHF 173 million for fourth quarter 2001, an effective tax rate of 13%. This is well below fourth quarter last year's level of 23%, and brings the full year 2001 tax rate to 21%, compared to 23% in 2000. The relatively low rate in both this quarter and the full year results from significantly lower tax in Switzerland, reflecting the effect of lower profits triggering lower progressive tax rates, and a change in geographical earnings mix of the Group. We believe that this year's tax rate of 21% is also a reasonable indicator for 2002.

PaineWebber merger-related costs

In fourth quarter 2001, UBS incurred amortization costs of CHF 210 million on goodwill and intangible assets resulting from the acquisition of UBS PaineWebber, a total of CHF 846 million for full year 2001. Goodwill funding costs in fourth quarter amounted to CHF 186 million, bringing the full year total to CHF 763 million. Personnel expenses this quarter include retention payments for key UBS PaineWebber staff of USD 72 million (CHF 120 million), a total of USD 284 million (CHF 482 million) for the full year.

Group Review
14 February 2002


Actual credit loss expense / (recovery)

                                Quarter ended                  %  change from
                       -------------------------------        ----------------
CHF million            31.12.01    30.9.01    31.12.00        3Q01        4Q00
------------------------------------------------------------------------------
UBS Switzerland              88         (6)       (152)
UBS Warburg                  27        177         247         (85)        (89)
------------------------------------------------------------------------------
UBS Group                   115        171          95         (33)         21
==============================================================================

UBS and SBC merger restructuring provision

UBS has now completed the restructuring relating to the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation. At 31 December 2001, CHF 21 million of the corresponding restructuring provision remained and was released to the income statement.

Credit risk

Credit loss expenses amounted to CHF 115 million in fourth quarter 2001, compared to CHF 171 million in third quarter and CHF 95 million in fourth quarter 2000, bringing total credit loss expenses to CHF 498 million for the year 2001, compared to a net recovery of CHF 130 million in 2000.

     UBS Switzerland reported credit loss expenses of CHF 88 million for the quarter, compared to net recoveries of CHF 6 million last quarter and net recoveries of CHF 152 million in fourth quarter 2000. Although default rates in Switzerland have reached their lowest level in ten years, and we have successfully improved the credit quality of our domestic portfolio over recent years, the level of recoveries of previously existing provisions has declined, reflecting less robust growth in the Swiss economy, following the global economic slowdown.

     In contrast, the international credit environment deteriorated rapidly in late 2000 and throughout 2001 with international default rates reaching the levels of the last major recession in 1991. In this difficult environment, UBS Warburg benefited from the risk reduction strategy implemented over the last three years. Our emphasis on avoiding individual and sector risk concentrations and our effective use of credit protection have positioned us well to withstand the increasing level of corporate defaults and have significantly reduced our exposure to sovereign crises.

     UBS had no material unhedged exposure to any of the widely publicized international corporate default cases of the last few months. In particular, our exposure to the telecoms sector remains relatively small, representing just 1% of gross loans outstanding, and our credit exposure to Argentina is small in both absolute and relative terms. Approximately 30% of UBS Warburg's loan exposures are credit hedged.

     Credit loss expenses at UBS Warburg for fourth quarter amounted to CHF 27 million, a significant drop from the CHF 177 million recorded in third quarter and the CHF 247 million in fourth quarter 2000. Part of this favorable development was due to a substantial reduction in our exposures to Latin America, which allowed us to release country provisions despite increasing our coverage ratio for specific emerging markets exposures.

     UBS's loan portfolio reduced to CHF 262 billion in fourth quarter from CHF 269 billion in third quarter 2001 and CHF 284 billion at 31 December 2000.

     UBS Switzerland's portfolio shrank by CHF 2.8 billion or 1.5%, as new lending business slowed down during fourth quarter.

     UBS Warburg's loan book also declined by CHF 4.5 billion or 5.3%, more than half of which was due to swings in short term money market business. The remainder was caused by a lower level of new international loans, coupled with our continuous efforts to reduce exposures.

     Total impaired loans decreased by CHF 1 billion, or 6.7%, to CHF 14.4 billion during fourth quarter, as the work-out of older Swiss recovery positions more than compensated for new impairments. As a result, and despite the reduced loan portfolio, the impaired loans to total loans ratio improved to 5.5% from 5.7% in the previous quarter. The ratio of non-performing loans to gross loans, at 3.3% has also improved slightly, from 3.4% last quarter.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in the

Group Review
14 February 2002


Credit risk ratios

                                         UBS Switzerland         UBS Warburg         Corporate Center         UBS Group
As at                                  31.12.01    30.9.01   31.12.01    30.9.01   31.12.01    30.9.01   31.12.01    30.9.01
----------------------------------------------------------------------------------------------------------------------------
Impaired loans as a %
of gross loans                              6.2        6.7        3.9        3.7        3.4        4.3        5.5        5.7
----------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a %
of gross loans                              3.9        4.1        2.0        1.7        3.4        4.3        3.3        3.4
----------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for
credit loss as a % of gross loans           3.1        3.5        3.2        3.0        1.9        2.4        3.1        3.3
----------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a %
of impaired loans                          47.4       50.7       61.6       60.2       55.6       55.6       50.4       52.7
----------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans
as a % of non-performing loans             60.7       62.0       68.9       63.3       55.6       55.6       62.2       62.2
============================================================================================================================

At 30 September 2001 and 31 December 2001 UBS Asset Management had no impaired or non-performing loans.

UBS Group - Value at Risk (10-day 99% confidence)

                                                  Quarter ended 31.12.01                          Quarter ended 30.9.01
                                        -----------------------------------------       -----------------------------------------
CHF million                Limits        Min.        Max.     Average    30.12.01        Min.        Max.     Average     30.9.01
---------------------------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg                   450       214.5       479.6       287.4       283.8       205.2       311.1       239.9       232.7
UBS Switzerland1               50         4.6         5.1         4.9         4.8         4.4         5.3         4.9         4.8
Corporate Center(2)           250        33.9        48.8        38.9        40.9        31.3        39.6        35.5        32.8
Reserves                      100
Diversification effect                     (3)         (3)      (36.2)      (24.9)         (3)         (3)      (37.7)      (25.6)
---------------------------------------------------------------------------------------------------------------------------------
Total                         600       219.8       482.5       295.0       304.6       202.1       307.3       242.6       244.7
=================================================================================================================================

(1)  Includes interest rate exposures of the Private Label Banks.

(2)  Includes interest rate exposures in the banking book of Group Treasury.

(3) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS Warburg - Value at Risk (10-day 99% confidence)

                                                  Quarter ended 31.12.01                          Quarter ended 30.9.01
                                        -----------------------------------------       -----------------------------------------
CHF million                              Min.        Max.     Average    31.12.01        Min.        Max.     Average     30.9.01
---------------------------------------------------------------------------------------------------------------------------------
Risk type
Equities                                124.1         458       159.5       157.4       127.6       252.9       168.8       132.1
Interest rates                          177.2       318.7       240.5       239.7       142.6       201.4       176.4       198.0
Foreign exchange                         16.6        90.7        39.1        25.8         9.3        66.1        25.8        60.3
Precious metals                           3.0        12.6         6.0         5.1         2.4        14.4         6.9        12.1
Diversification effect                     (1)         (1)     (157.7)     (144.2)         (1)         (1)     (138.0)     (169.8)
---------------------------------------------------------------------------------------------------------------------------------
Total                                   214.5       479.6       287.4(2)    283.8       205.2       311.1       239.9(2)    232.7
=================================================================================================================================

(1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

(2) The corresponding figures for the Corporate and Institutional Clients business unit of UBS Warburg were CHF 278 million at 31 December 2001 and CHF 232 million at 30 September 2001.


Corporate and Institutional Clients business unit of UBS Warburg.

     Market risk for UBS Warburg, as measured by the 10-day 99% confidence level Value at Risk (VaR), increased over the quarter. The trading opportunities in the bond markets resulted in interest rate products again being the strongest risk driver in this quarter, while the average VaR for equities decreased from third quarter. There was, however, a short term but significant increase in VaR in December 2001 resulting from sizeable client-driven equity transactions. The need for a temporary increase in limits was anticipated and pre-approved by the Group Executive Board. The trades were successfully executed and the risk reduced to normal levels. Our measures of market risk remained within the normal levels throughout fourth quarter, apart from this carefully managed exception.

Group Review
14 February 2002


BIS Capital and Ratios

                                                                           % change from
CHF million, except where indicated                                     -------------------
As at                                 31.12.01    30.9.01   31.12.00    30.9.01    31.12.00
-------------------------------------------------------------------------------------------
Risk-weighted assets                   252,742    257,249    273,290         (2)         (8)
-------------------------------------------------------------------------------------------
BIS tier 1 capital                      29,322     30,360     31,892         (3)         (8)
of which hybrid tier 1 capital1          3,638      3,717      2,456         (2)         48
BIS total capital                       38,274     39,935     42,860         (4)        (11)
-------------------------------------------------------------------------------------------
BIS tier 1 capital ratio (%)              11.6       11.8       11.7
of which hybrid tier 1 capital (%)1        1.4        1.4        0.9
BIS total capital ratio (%)               15.1       15.5       15.7
===========================================================================================

(1)  Trust preferred securities.


     The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions (i.e., excluding intra day revenues, fees and commissions) with the one-day VaR calculated on these positions. The graph below shows these daily revenues and the corresponding one-day VaR over the last 12 months. Revenues over this period were well within the range predicted by the VaR-model. The ten-day VaR, which is the basis of the limits and exposures in the tables, is also shown in this graph for information.

     UBS also routinely assesses potential stress loss against our standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, increased in line with VaR, ending the quarter at CHF 645 million, compared to CHF 613 million at the end of third quarter. Average stress loss exposure was CHF 662 million, compared to CHF 570 million in third quarter.

UBS Warburg
Trading Revenue and VaR

[LINE GRAPH OMITTED]

Capital management

We remain committed to prudent management of UBS's balance sheet, and to retaining our place among the world's best capitalized banks.

     During both 2000 and 2001, we have repurchased shares for capital reduction purposes under a "second-line" buy-back program aimed at institutional investors, allowing tax efficient cancellation of the shares. Despite purchasing shares worth CHF 5,834 million under these two programs (equivalent to 20% of our current BIS Tier 1 Capital), balance sheet discipline and strong cash flow generation mean that the bank's BIS Tier 1 Capital ratio has remained consistently over 10%.

     During fourth quarter, the Group's Tier 1 Capital ratio reduced from 11.8% at 30 September 2001 to 11.6% at year end. Risk weighted assets fell 2%, reflecting reductions in off-balance sheet commitments and implementation of new derivative netting agreements. However, eligible core capital declined by nearly 4%, reflecting the effect of our second-line buy-back program and other treasury share purchases for employee stock option programs.

     In the light of our strong capital position, we intend to launch a new second-line buy-back program when the current one closes in March this year, allowing us to make the best possible use of excess capital, while retaining our strategic flexibility.

Second-line buy-back programs

5,515,000 shares were purchased under our 2001 share buy-back program during fourth quarter, bringing the total purchased since the current program started in March 2001 to

Group Review
14 February 2002


UBS Shares and Market Capitalization

                                                                                                 % change from
Number of shares, except where indicated                                                    ------------------------
As at                                      31.12.01         30.9.01        31.12.00         30.9.01         31.12.00
--------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued          1,281,717,499   1,281,052,743   1,333,139,187               0               (4)
Second trading line treasury shares
(2000 program)                                                           55,265,349                             (100)
Second trading line treasury shares
(2001 program)                           23,064,356      17,549,356                              31
--------------------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                 1,258,653,143   1,263,503,387   1,277,873,838               0               (2)
--------------------------------------------------------------------------------------------------------------------
Share price (CHF)                             83.80           75.60           88.17              11               (5)
--------------------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)         105,475          95,521         112,666              10               (6)
====================================================================================================================
Total treasury shares                    41,254,951      25,028,301      55,265,349              65              (25)
--------------------------------------------------------------------------------------------------------------------

23,064,356 shares, at an average price per share of CHF 79.52 and with a total cost of CHF 1.8 billion. The program allows purchase of shares to a maximum value of CHF 5 billion, and can run until 5 March 2002. Shares repurchased under the program will be cancelled following approval by the Annual General Meeting in April 2002, and cannot be reissued.

     The new share buy-back program will be available from 6 March 2002 and can run until 5 March 2003. Any shares purchased under the program will be cancelled after approval from the Annual General Meeting in April 2003. Again, we will authorize purchase of shares up to a maximum value of CHF 5 billion.

Treasury shares

UBS's holding of its own shares increased from 25,028,301 shares, or 2% of shares issued, at 30 September 2001, to 41,254,951 shares, or 3.2% of shares issued, at 31 December 2001, principally reflecting share purchases to fund our employee share option programs.

     Of these treasury shares, 23,064,356 were purchased under the 2001 second-line repurchase program. The remaining 18,190,595 were shares held for general treasury purposes, including employee share programs, and shares held by UBS Warburg. International Accounting Standards require a company which holds its own shares to include those shares as treasury shares and deduct them from shareholders' equity, irrespective whether the shares are held for trading or non-trading purposes. UBS Warburg, as a liquidity provider to the equity futures markets and as a market maker in UBS shares and derivatives, may hold a significant number of UBS shares for trading purposes. Changes in its trading approach can lead to fluctuations in the size of its direct shareholdings of UBS shares.

Credit ratings

On 21 December 2001, Fitch reaffirmed UBS's AAA rating, but changed the outlook for the rating to Negative from Stable, citing the "weaker operating environment for investment banking" and the possible adverse effect of the uncertain outlook for the economic environment on the Group's revenues in other business areas. At the same time, they commented that "UBS still enjoys leading franchises across a broad range of businesses, both domestic and international, solid underlying profitability and strong capitalization."

Par value reduction

This year we plan once again to take advantage of the new regulations introduced in Switzerland in 2001 to make a tax efficient distribution of capital to our shareholders rather than paying a dividend. A par value reduction is treated in Switzerland as a return of capital to shareholders, not as income, and is therefore tax efficient for shareholders who pay tax in Switzerland. The par value reduction also has advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable on it.

     The Board of Directors will recommend to the Annual General Meeting on 18 April 2002 that UBS make a par value repayment of CHF 2.00 per share. This proposed distribution in respect of 2001 is consistent with last year, when the total

Group Review
14 February 2002


per share distribution to shareholders (adjusted for last July's 3-for-1 share split ) was CHF 2.03.

     If the par value repayment is approved, it will take place on 10 July 2002, for shareholders of record on 5 July 2002, and will bring the par value of each UBS share down to CHF 0.80.

SAir Group: UBS's financial commitment

At their Annual General Meeting on 6 December 2001, Crossair shareholders approved the capital increase agreed as part of the Swissair restructuring plan. UBS's shareholding in Crossair will therefore be reduced to approximately 12%. At year-end about a third of the new shares had been issued; further issuance will be phased, to allow investors to obtain the appropriate approvals.

     The year-end status of UBS's financial commitments to the Swiss airline industry, following the multilateral financing agreement on 22 October 2001, are summarized below:

- CHF 132 million, paid to SAir Group for the purchase of shares in Crossair on 2 October 2001, and recorded in fourth quarter.

- CHF 175 million, as subscription to Crossair's capital increase. CHF 52 million of this was paid in fourth quarter; the remainder is expected to be subscribed during first quarter 2002 and has been accrued for in the balance sheet.

- CHF 48 million to guarantee the assets held by Swissair employees in internal deposit accounts - charged in Corporate Center in third quarter.

- A donation of up to CHF 55 million to mitigate the effects of Swissair's difficulties on passengers, clients and other partners - charged as it is incurred.

- CHF 255 million in working capital facilities for the new airline, of which CHF 26 million has already been drawn and which can be further drawn down, on fulfillment of certain conditions.

- Credit facilities for credit-worthy flight related SAir Group companies of CHF 46 million, of which CHF 16 million had been drawn at 31 December 2001.

Changes to disclosure in 2002

As part of the implementation of our new Business Group structure, with UBS PaineWebber becoming a separate Business Group, we will be making some other changes to our financial disclosure and management accounting.

     At present, goodwill and intangible assets relating to the merger of UBS and PaineWebber are reported in the UBS Warburg Business Group and are not reflected in the results of the business units which make up the Business Group. With the separation of UBS PaineWebber to form a new Business Group, this goodwill will be assigned to the different business units that have benefited from the merger with PaineWebber. We expect that the majority of the goodwill will be allocated to UBS PaineWebber, but that a significant portion will also be allocated to the Corporate and Institutional Clients business unit in UBS Warburg and smaller amounts to UBS Asset Management, which inherited the Mitchell Hutchins asset management business, and also to UBS Switzerland's Private Banking business unit. Associated amortization expense and funding charges will be charged to each business unit in proportion to its share of the goodwill and intangible assets.

     At the same time, we will take the opportunity to rationalize our allocation of Corporate Center costs to the Business Groups, restricting charges to those services which are provided directly under explicit Service Level Agreements ("SLAs"), and discontinuing the practice of allocating a proportion of central Group overheads.

     Finally, earnings from the O'Connor business, which are currently allocated equally between the Equities business area in UBS Warburg's Corporate and Institutional Clients unit and UBS Asset Management will now be allocated fully to UBS Asset Management.

     We will provide restated Business Group figures for 2000 and 2001 reflecting the new Business Group structure and other disclosure changes, and expect to publish these at least two weeks prior to our first quarter 2002 financial report, which will be published on 14 May 2002.

Accounting for goodwill under US GAAP

A new accounting standard, FAS 142, changes the treatment of goodwill in financial statements prepared under US GAAP. Instead of amortizing goodwill over its expected life, it will be retained on a company's balance sheet at the level of

Group Review
14 February 2002


31 December 2001 and the company will be required to perform an annual impairment test, according to detailed rules set out in the standard. These specify that the goodwill impairment test must be carried out at the level of a "reporting unit", equivalent in UBS terms to a Business Group. If the goodwill is found to be impaired the company must record a write-down, charged to its income statement.

     The introduction of FAS 142 under US GAAP will not have a direct effect on our accounts, which are prepared under IAS. However, as part of our annual financial statements, we provide a reconciliation of our IAS financial statements to US GAAP. In order to do this, we will have to perform annual goodwill impairment tests, starting on 1 January 2002. We are currently performing the detailed impairment tests for each Business Group as at 1 January 2002, as required by FAS 142, but we do not anticipate that we will need to record any write-downs of goodwill upon adoption of the standard.

UBS Switzerland
14 February 2002


UBS Switzerland

[PHOTO]
Stephan Haeringer
CEO UBS Switzerland and
CEO Private and Corporate Clients

[PHOTO]
Georges Gagnebin
CEO UBS Private Banking

"UBS Switzerland has completed another successful year, with the launch of the European wealth management initiative and very strong progress in asset gathering."

                                                               Stephan Haeringer
--------------------------------------------------------------------------------
Business Group Reporting

                                                           Quarter ended                   % change from          Year ended
                                                  --------------------------------        ---------------    --------------------
CHF million, except where indicated               31.12.01     30.9.01    31.12.00        3Q01       4Q00    31.12.01    31.12.00
---------------------------------------------------------------------------------------------------------------------------------
Income                                               3,248       3,255       3,556           0         (9)     13,475      14,371
Credit loss expense(1)                                (128)       (135)       (178)         (5)       (28)       (604)       (785)
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                               3,120       3,120       3,378           0         (8)     12,871      13,586
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   1,125       1,191       1,207          (6)        (7)      4,764       5,143
General and administrative expenses                    689         617         778(2)       12        (11)      2,600       2,619(2)
Depreciation                                           162         161         188(2)        1        (14)        616         561(2)
Amortization of goodwill and
other intangible assets                                 10          10          12           0        (17)         41          70
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             1,986       1,979       2,185           0         (9)      8,021       8,393
---------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                1,134       1,141       1,193          (1)        (5)      4,850       5,193
=================================================================================================================================
Business Group performance
before tax and goodwill(3)                           1,144       1,151       1,205          (1)        (5)      4,891       5,263

Additional information
Regulatory equity used (average)                     8,700       9,300      10,550          (6)       (18)
Cost / income ratio (%)(4)                              61          61          61                                 60          58
Cost / income ratio before goodwill (%)(3), (4)         61          60          61                                 59          58
=================================================================================================================================

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(2) Excludes Significant Financial Events (PaineWebber integration): General and administrative expenses CHF 80 million and Depreciation CHF 72 million.

(3)  Excludes the amortization of goodwill and other intangible assets.

(4)  Operating expenses / operating income before credit loss expense.

e-Channels & Products

Developing 'myUBS'

After the initial launch in June, an upgraded release of myUBS, the personalized portal for UBS e-banking clients, was introduced at the end of November. Its new features include:

- Secure Messaging - a completely secure mechanism for transferring messages from a client to and from his or her advisor. Normal e-mail traffic carries the risk of interception, and this is a particular concern in e-banking where sensitive personal data may be exchanged between clients and their advisors. The Secure Messaging system operates in a safeguarded environment allowing messages to be exchanged without use of the public e-mail network. It automatically routes client messages to the responsible client advisor who can respond via the same system.

-    my Opportunities - this service allows e-

UBS Switzerland
14 February 2002


     banking clients to create an investor profile and call up corresponding investment proposals. Additional tools help a client to plan the financing of lifecycle events, such as buying a first house, or paying for a child's education. The tool is based on the Wealth Optimizer introduced for Private Banking clients in Asia in third quarter.

- my IPO - a calendar containing details of current and expected initial public offerings that will be available through UBS.

Other e-banking highlights

- In its latest survey, Blue Sky Rating, the independent internet market research institute, has again confirmed UBS's position as the leading online-broker in Switzerland.

- The number of active e-banking contracts (those which logged in at least once in the quarter) increased from 280,000 to 294,000.

- The proportion of payment transactions entered via e-banking went up from 26.2% in September to 29.2% in December 2001. The percentage of stock exchange transactions entered via e-banking continues at between 10 and 15%, dropping this quarter to 11.6%, from 12.9% in third quarter 2001.

- The bank's e-banking services for financial intermediaries, UBS Connect, continues to be highly appreciated among these clients. Coverage extended this quarter by 6%, so that 84% of intermediary accounts are now administered through this channel.

Delivering synergies

Since the bringing together of Private Banking and Private and Corporate Clients into UBS Switzerland in February 2000, we have continued to examine opportunities for synergies between the two business units, and to concentrate resources in centers of excellence.

     As part of this process we have now established a centralized Products and Services unit. The new unit will take responsibility for design and delivery of the whole investment product portfolio for UBS Switzerland. The aim of the new group is to promote a client driven sales process which puts clients' requirements clearly at the center of all new product development, and to deliver excellent support and training to our client advisors.

     We also integrated Private Banking and Private and Corporate Clients document management services on 1 January 2002. The combined group employs over 1,200 people and will be responsible for all documentation management, retained mail, loan processing and client information management. It will process over 230,000 loan events, 4.8 million documents and 7.5 million changes in customer information per year. The merger of these two units is intended to improve efficiency and enhance our ability to ensure swift and comprehensive compliance with developments in "know your customer" rules.

e-banking contracts

[LINE GRAPH OMITTED]

e-banking payment orders

[LINE GRAPH OMITTED]

e-banking stock exchange transactions

[LINE GRAPH OMITTED]

UBS Switzerland
14 February 2002


Private and Corporate Clients

Business Unit Reporting

                                                           Quarter ended                  % change from           Year ended
                                                 --------------------------------        ----------------    --------------------
CHF million, except where indicated              31.12.01     30.9.01    31.12.00        3Q01        4Q00    31.12.01    31.12.00
----------------------------------------------------------------------------------------------------------------------------------
Income                                              1,710       1,738       1,856          (2)         (8)      7,161       7,443
Credit loss expense1                                 (122)       (127)       (172)         (4)        (29)       (576)       (759)
----------------------------------------------------------------------------------------------------------------------------------
Total operating income                              1,588       1,611       1,684          (1)         (6)      6,585       6,684
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                    669         750         733         (11)         (9)      2,988       3,187
General and administrative expenses                   265         206         310          29         (15)        991       1,058
Depreciation                                          111         117         130          (5)        (15)        459         419
Amortization of goodwill and
other intangible assets                                 0           0           0                                   0          27
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                            1,045       1,073       1,173          (3)        (11)      4,438       4,691
----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                  543         538         511           1           6       2,147       1,993
==================================================================================================================================
Business unit performance
before tax and goodwill(2)                            543         538         511           1           6       2,147       2,020

KPI's
Invested assets (CHF billion)                         320         308         345           4          (7)
Net new money (CHF billion)(4)                       (0.1)        4.6      (1.3)(3)                               8.5        0.4(3)
----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(5)                             61          62          63                                  62          63
Cost / income ratio before goodwill (%)(2), (5)        61          62          63                                  62          63
----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans / gross
loans outstanding (%)                                 4.6         4.9         5.3
Impaired loans / gross loans outstanding (%)7.4                   7.9         9.1
==================================================================================================================================

Additional information
As at                                            31.12.01     30.9.01    31.12.00        3Q01        4Q00
----------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                           640         602                       6
Regulatory equity used (average)                    6,900       7,350       8,550          (6)        (19)
Headcount (full time equivalents)                  19,938      20,646      21,100          (3)         (6)
----------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(2)  Excludes the amortization of goodwill and other intangible assets.

(3)  Calculated using the former definition of assets under management.

(4)  Excludes dividend and interest income.

(5)  Operating expenses / operating income before credit loss expense.

Key performance Indicators

Invested assets recovered in fourth quarter, increasing CHF 12 billion to CHF 320 billion following a decline in third quarter, as markets reacted to the aftermath of the terrorist attacks in the US. Net new money inflow was flat in fourth quarter, down from CHF 4.6 billion in the previous quarter, which recorded particularly high investment flows from corporate clients. Over the whole year, Private and Corporate Clients attracted net new money of CHF 8.5 billion, a clear improvement over last year's disappointing CHF 0.4 billion.

     Private and Corporate Clients continues to focus successfully on stringent cost control measures, reflected in a 1% decline in the full year's pre-goodwill cost/income ratio from 63% in 2000 to 62% in 2001. In fourth quarter the ratio was 61%, with the one percentage point decline from third quarter reflecting reductions in headcount and performance-related compensation expense.

UBS Switzerland
14 February 2002


Pre-goodwill cost/income ratio (%)

[BAR CHART OMITTED]

     In fourth quarter, Private and Corporate Clients' loan portfolio decreased from CHF 156 billion to CHF 152 billion, driven by reductions in the more volatile business with banks and the further reduction in the recovery portfolio from CHF 13.4 billion to CHF 12.0 billion. This was reflected in an improvement in key ratios since last quarter: the non-performing loans to total loans ratio decreased from 4.9% to 4.6% while the ratio of impaired loans to gross loans further improved from 7.9% to 7.4%.

Impaired loans/gross loans (%)

[BAR CHART OMITTED]

     Private and Corporate Clients' net interest income remained stable in comparison to last quarter. Total savings and deposit volumes were above last quarter's levels, while loan volumes went down and interest margins on USD current accounts came under pressure due to falling USD interest rates.

     In comparison to fourth quarter last year, decreased liability volumes mirror the overall market trend towards alternative higher yielding investment products, while lending volumes remained stable. The quality of the portfolio, however, has continued to improve. Mortgage margins remain under pressure due to increased market competition.

Initiatives and achievements

UBS. The 'Bank for Banks'

Over recent years, the financial services industry has existed in a state of almost continuous restructuring and consolidation, as deregulation and internationalization of markets has increased competition. At the same time, clients' expectations have grown, pressure on costs has risen and the demands of technologies and market requirements such as "T+1" settlement have increased. Small and medium-sized institutions that lack a global market presence or a commanding share of a large home market find themselves facing the problem of maintaining costly infrastructure and services without the necessary volumes to benefit from economies of scale.

     UBS's Bank for Banks initiative brings together the expertise of our different Business Groups to provide these institutions with a comprehensive range of outsourcing and product support services, covering almost the whole value chain.

     Initially focused on opportunities in Switzerland and the rest of Europe, the Bank for Banks initiative will allow client institutions to choose services from a modular selection, ranging from decision support to execution and processing services or even end-client servicing. Specialists from UBS units help clients achieve process improvements and identify outsourcing opportunities, and then implement made-to-measure solutions. Business lines covered include cash and foreign exchange transactions, securities, asset management, trade and export finance and corporate finance.

     The Bank for Banks initiative will enable our clients to focus on their core businesses, while allowing UBS to realize the maximum benefit from our investments in process efficiency enhancements and system scalability.

The strategic project portfolio

During fourth quarter we completed the roll-out of Subitop, an integrated front-end advisory tool which now provides more than 5,000 client advisors with decision support and processing tools covering credit applications, investment advice, cash processing and sales. Subitop also includes a data mining system for marketing purposes designed to improve utilization of cross selling opportunities. Analysis of responses

UBS Switzerland
14 February 2002


shows that the success rate with our first mailings about UBS Life products, e-banking or fund accounts generated using this sophisticated data mining system is almost twice that achieved with less targeted methods used in the past.

     Our new Customer Relationship Management (CRM) program provides a solution for UBS Switzerland to significantly enhance the availability of customer data and increase process efficiency. Now, all advisors in Corporate Clients, the pilot area for this initiative, have access to a web-based, integrated portal with automatically generated pending business deals and direct links to payments systems, e-banking and the e-customer center.

     Affluent clients represent the primary focus of this program. The rollout of the first range of CRM function modules, specializing in automated monitoring and presentation of client and asset information, is currently underway throughout Switzerland. Of top priority in this project are the reduction of risk and fulfillment of our obligation to exercise due diligence. The development of a comprehensive multi-channel CRM portal incorporating additional functions is already at an advanced stage. Preparations are currently in progress for its launch in the second half of 2002.

     Following the successful introduction of centralized retail customer desks during 2001, we are now introducing a similar process for small business clients. UBS Service Line will provide a full range of transaction services through UBS's e-Customer Centers, together with advice on UBS's products. The aim, again, is to free client advisors to increase their focus on advice and more complex requirements, while improving customer service for routine operations. A pilot program in Basel has been completed successfully, and the program is now to be extended to over 40,000 clients.

Welcoming the Euro

With the introduction of the Euro on 1 January 2002, all UBS Bancomat-plus ATMs have been converted to handle the new currency, allowing direct automated Euro cash deposits to a client's UBS current account. Other Bancomat cash dispensers are in the process of being converted. All will be able to dispense both CHF and Euro by the end of February 2002.

Results

Private and Corporate Clients achieved another record result this quarter, with CHF 543 million in net profit before tax, CHF 5 million above third quarter 2001, and over CHF 200 million higher than the average quarter in 1999.

     The full year pre-tax profit of CHF 2,147 million was an increase of 8% over 2000, despite the much more difficult market conditions this year, reflecting the continued success of our efforts to control our cost base.

Performance before tax (CHF million)

[BAR CHART OMITTED]

Operating income

Fourth quarter operating income of CHF 1,588 million was 1% below the previous quarter, reflecting the continued weakness in transaction activity and write-downs in the value of a number of small investments. Compared to 2000, full year 2001 income was down CHF 99 million at CHF 6,585 million, reflecting the effect of weaker markets in 2001 on fee and commission income.

Operating expenses

Operating expenses remain under strict control at CHF 1,045 million, CHF 28 million lower than in third quarter and at an all-time low. The decrease compared to third quarter was driven by a 11% fall in personnel costs due to lower performance-related compensation and headcount reductions. General and administrative expenses increased CHF 59 million from third quarter to CHF 265 million, driven by a reduction in the charges for services provided to other UBS units and an increase in project-related costs.

     Full year operating expenses dropped by 5% from CHF 4,691 million to CHF 4,438 million in 2001, driven by lower personnel expenses (down CHF 199 million at CHF 2,988 million) and tight

UBS Switzerland
14 February 2002


control of general and administrative expenses, which were 6% lower at CHF 991 million. General and administrative expenses have now fallen for two years running, and are below their level in 1998. Over the full year, the compensation ratio was 42%, down from 43% in 2001.

Headcount

Private and Corporate Clients' headcount declined by a further 708 in fourth quarter to 19,938 at the end of December 2001, as the cost control effects from the systematic implementation of the strategic projects portfolio and the benefits of the merger between Union Bank of Switzerland and Swiss Bank Corporation continue to be realized. Headcount has reduced by 6% over the year, from 21,100 at the end of 2000, and by more than 5,700 since the merger. We expect that headcount will remain around the current level during 2002.

Headcount (full time equivalents)

[BAR CHART OMITTED]

--------------------------------------------------------------------------------
Balancing risk and reward - applying portfolio theory to transform Swiss credit risk management

Just as premiums must cover the risks assumed by insurance companies, banks must be adequately compensated with interest for the exposures they incur in their lending businesses. The huge credit losses sustained by the Swiss banking industry during the 1990s showed that risk had moved vastly out of line with reward. From an investor's perspective, the sector was effectively destroying value.

     In 1998, UBS decided that the time had come for an entirely new approach to credit in its lending business, particularly in the Swiss corporate client market. A new branch of financial thought suggested some promising opportunities. Modern portfolio theory, which had revolutionized the asset management industry over past decades, had more recently extended its reach into the lending business.

     A bank's loan book, for example, can be viewed as a distribution or 'portfolio' of risks, each with an individual probability of default that can be derived from the client's credit rating and historical loan loss data.

     The portfolio approach was already embodied in academic models such as CreditMetrics, backed by a consortium of banks including UBS. Such models help users to quantify the risk inherent in a portfolio and dangers of concentration to certain sectors, and place pricing and provisioning against expected credit losses on a methodologically rigorous basis.

     Models are one thing, however, and practice another. To reap the full benefits of the portfolio approach, the UBS credit professionals realized, its insights would have to shape the entire credit approval and management process.

     The ultimate aim would be to shift the priorities of the lending business from an emphasis on volume to a sharp focus on transactions that generate economic value. This would entail a complete redesign of organizational roles and responsibilities.

     The first step was to implement a loan rating system. As ratings are the basis for quantifying risk on both the transaction and the portfolio level, a 14-level rating system for all counterparties was introduced that relies only on statistically validated sources of information. This made it possible for the first time to view the bank's various credit exposures as a portfolio of quantified risks.

     As a core input into the credit framework, the rating process and other model parameters, are subject to independent review by the Credit Risk Control function (CRC). CRC is also responsible for validating the logic used in expert systems which support the rating process in standard cases, and is directly involved in large or critical credit decisions.

     The next step was to relate pricing to risk, on the basis of the statistical information delivered by the rating system. Early models of the resultant pricing tool were not highly sophisticated, but helped to introduce both the bank and the market to the discipline of risk-adjusted pricing. Today, the definitive UBS pricing model is fully integrated into the loan administration software and facilitates the efficient initiation of a profitable portfolio of loans.

     The benefits from these innovations are not just for UBS. After intense discussions

UBS Switzerland
14 February 2002


Outlook

Despite the continued weak market conditions which have reduced transaction-based income, our clear focus on cost control, increased credit quality and the relatively benign credit environment in Switzerland will allow Private and Corporate Clients to continue to deliver profitability at levels comparing favorably to our peers in the retail and commercial banking sector.

--------------------------------------------------------------------------------
in the early stages of implementation, clients have come to understand the rationale behind the new risk adjusted pricing methodology, and the benefits it can bring to them. In particular it drives a very transparent discussion process between each client and his or her client advisor. The advisor communicates clearly the basis for credit decisions and can provide an external perspective to the client, as a basis for suggesting products and services that address identified issues and add value. Possible areas of improvement can be identified, which, if successfully implemented, can be reflected in lower loan pricing.

     Next in the implementation process, UBS established a central loan book function, transferring ultimate stewardship of the entire Swiss-based loan portfolio to its newly formed business area Risk Transformation and Capital Management (RTC). This, in turn, required two major innovations.

     First, a central "data warehouse" was established, providing a continuously updated, high-level overview of the portfolio, enormously increasing transparency.

     Secondly, transfer processes were set out to govern the interaction between the loan origination function and the newly established loan portfolio management unit. Effectively, these established an internal transfer pricing mechanism. This incorporates a minimum hurdle rate that serves as a risk/return benchmark for new lending transactions.

     Based on this mechanism, transactions priced below the hurdle rate detract from the results of the business unit responsible, creating an incentive not to write business that cannot be justified in terms of economic value added. The credit portfolio management unit in turn is responsible for the financial performance of the entire portfolio which is measured against the transfer price of the constituent loans at inception.

     For small and medium-sized credits, these guidelines also set standardized boundaries within which origination can commit new loans. For large or risky transactions, RTC is directly involved in the underwriting process.

     Once the data warehouse and loan underwriting rules were in place, it was possible to move towards active management of the credit portfolio. To this end, RTC was reinforced with the authority and resources to undertake strategic planning and investment decisions, and to execute related capital market transactions.

     A fully functional credit portfolio management process was now in place, from strategy definition, through risk measurement and associated IT implementation, to syndication and capital markets transactions.

     The new approach to credit has already proved its worth in terms of estimated economic value added, an internal measurement tool. Even more significantly, the benefits will increasingly generate measurable shareholder value in the form of higher asset quality, lower provisions, and reduced earnings volatility, continuing the progress that UBS Switzerland has already shown over the last three years.

UBS Switzerland
14 February 2002


Private Banking

Business Unit Reporting

                                                        Quarter ended                 % change from        Year ended
                                                ----------------------------         --------------   -------------------
CHF million, except where indicated             31.12.01   30.9.01  31.12.00         3Q01      4Q00   31.12.01   31.12.00
-------------------------------------------------------------------------------------------------------------------------
Income                                             1,538     1,517     1,700            1       (10)     6,314      6,928
Credit loss expense1                                  (6)       (8)       (6)         (25)        0        (28)       (26)
-------------------------------------------------------------------------------------------------------------------------
Total operating income                             1,532     1,509     1,694            2       (10)     6,286      6,902
-------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   456       441       474            3        (4)     1,776      1,956
General and administrative expenses                  424       411       468(2)         3        (9)     1,609      1,561(2)
Depreciation                                          51        44        58(2)        16       (12)       157        142(2)
Amortization of goodwill and
other intangible assets                               10        10        12            0       (17)        41         43
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             941       906     1,012            4        (7)     3,583      3,702
-------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                 591       603       682           (2)      (13)     2,703      3,200
=========================================================================================================================
Business unit performance
before tax and goodwill(3)                           601       613       694           (2)      (13)     2,744      3,243

KPI's
Invested assets (CHF billion)                        682       643       691            6        (1)
Net new money (CHF billion)(5)                       3.5       6.6       0.2(4)                           22.5        2.8(4)
-------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(6)              93        89        96            4        (3)        92         99
-------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(7)                            61        60        60                                57         53
Cost / income ratio before goodwill (%)(3), (7)       61        59        59                                56         53
Cost / income ratio before
goodwill and excluding the European
Wealth Management Initiative (%)(3), (7)              53        52                                          49
-------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)            2,346     2,277     1,744            3        35
=========================================================================================================================
KPI's for the European
Wealth Management Initiative
Income                                                32        33                     (3)                 140
-------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                         16        13                     23
Net new money (CHF billion)(5)                       1.7       2.0                                         5.6
-------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)              370       319                     16
-------------------------------------------------------------------------------------------------------------------------

                                                                                      % change from
Additional information                                                               --------------

As at                                           31.12.01   30.9.01  31.12.00         3Q01      4Q00
-------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                          840       794                      6
Regulatory equity used (average)                   1,800     1,950     2,000           (8)      (10)
Headcount (full time equivalents)                  9,266     9,072     8,925            2         4
-------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(2) Excludes Significant Financial Events (PaineWebber integration): General and administrative expenses CHF 80 million and Depreciation CHF 72 million.

(3)  Excludes the amortization of goodwill and other intangible assets.

(4)  Calculated using the former definition of assets under management.

(5)  Excludes dividend and interest income.

(6)  Annualized income / average invested assets.

(7)  Operating expenses / operating income before credit loss expense.

UBS Switzerland
14 February 2002


Key performance indicators

Despite the difficult market and economic environment, fourth quarter 2001 saw a net new money inflow of CHF 3.5 billion, down from third quarter but still exceeding the inflow of CHF 2.8 billion for the entire year 2000. Net new money inflows for full year 2001, at CHF 22.5 billion, demonstrate our success this year in reenergizing our asset-gathering performance.

Net new money (CHF billion)

[BAR CHART OMITTED]

     Invested assets increased by 6% from 30 September 2001 to CHF 682 billion at 31 December 2001, almost regaining the ground lost in third quarter. Over the year from 31 December 2000, invested assets have fallen only 1%, despite the poor performance of securities markets, reflecting strong net new money growth and a relatively conservative asset mix.

Invested assets (CHF billion)

[BAR CHART OMITTED]

     The gross margin increased from 89 bps in third quarter to 93 bps in fourth quarter, reflecting a slight improvement in transaction revenues. Calculated for the whole year, the gross margin fell from 99 bps in 2000 to 92 bps in 2001, clearly reflecting reduced transaction volumes.

Gross margin on invested assets (bps)

[BAR CHART OMITTED]

     The pre-goodwill cost/income ratio increased by two percentage points in fourth quarter to 61%, driven by lower asset based revenues. Over the full year, the cost/income ratio rose from 53% in 2000 to 56% in 2001, reflecting the costs of our investments in the European wealth management initiative.

Pre-goodwill cost/income ratio (%)

[BAR CHART OMITTED]

European wealth management

The European wealth management initiative again produced good results. Net new money of CHF 1.7 billion, was in line with previous quarters, despite the difficult market conditions.

     Our hiring plans continue to progress well, with the number of client advisers in our five tar-

Net new money
European Wealth Management (CHF billion)

[BAR CHART OMITTED]

UBS Switzerland
14 February 2002


get countries climbing from 319 at the end of third quarter to 370 at 31 December 2001, an increase of 208 for the year. A further 40 newly hired advisors started on 1 January 2002, bringing our total hiring in 2001 to 248, in line with our intention to recruit around 250 advisors a year.

Client advisors European Wealth
Management (full time equivalents)

[BAR CHART OMITTED]

Branch openings

Expanding our branch network is a central component of making the European wealth management initiative a reality. Potential locations within the five target countries (France, Germany, Italy, Spain and the UK), are systematically screened according to a number of criteria such as market potential, market share to break even, and potential availability of professional client advisors. Three different types of branches can be implemented, tailored to local market requirements and taking account of potential invested assets: "main country offices" are located in a country's most important financial center and comprise extensive infrastructure, while branch offices and satellites are operated using a leaner set up.

     Fourth quarter saw the opening of two new offices, in Seville and Marseilles. We also expanded our presence in the UK, opening a new representative office in Edinburgh. A third office, in Bielefeld, Germany, was opened in January 2002, bringing our total branch network in Germany to eight.

Re-branding in Germany

Another key part of the European wealth management initiative is to strengthen recognition of the UBS and UBS Private Banking brands among our target client segment in the five countries. One step towards this end was the launch of UBS Private Banking Deutschland AG in November. Our German presence is based on the acquisition of Schroder Munchmeyer Hengst (SMH) in 1997, and until November we had kept the SMH brand. The name change will help to ensure a consistent market appearance across Europe and underscores UBS's long-term commitment to the German private banking market.

Innovative IT tools

In order to ensure that we can operate in the most cost effective and efficient manner, while at the same time maintaining the flexibility to swiftly introduce innovative new products, we are introducing a new IT infrastructure to support the European wealth management initiative. The new platform passed its first essential test in December 2001 with its successful implementation in France. Locations in other target countries are scheduled to be migrated to the new platform over the course of the next five quarters.

     December also saw the introduction in all five target countries of an innovative new client advisor productivity system called the Global Advisory Tool (GAT). Developed jointly by UBS PaineWebber and Private Banking, GAT guides client advisors and their clients through a structured investment management consulting process for each of our key open architecture investment solutions:
UBS Fund Advisory, UBS Managed Fund Portfolio and UBS Money Manager Access. Client advisors identify each client's individual investment objectives and risk tolerance and develop a personalized investment strategy using asset allocation based models. After this, an appropriate portfolio from a universe of screened mutual funds or money manager strategies is derived and a client proposal is automatically generated.

     GAT includes intuitive, user friendly navigation, full multi-language support, multi-currency capability and reflects country specific legal and compliance requirements.

Initiatives and achievements

e-commerce

UBS Private Banking's philosophy is to put the client advisor at the center of its client relationships, supported by best-in-class technology. Security is a key consideration in e-commerce, but this is especially true in the case of our bank-

UBS Switzerland
14 February 2002


ing relationships. UBS Private Banking is introducing "SAFE", a standardized security infrastructure that provides the highest protection of clients' access and data transmission over the internet, ensuring that we safeguard sensitive information. Originally developed and implemented in our Asia operations, SAFE has recently been rolled out in our locations in Monaco and Luxembourg and successfully integrated with their banking systems.

     This process is a good illustration of our strategy for delivering successful global e-commerce projects: solutions and applications are first developed for a particular local market and then, after successful implementation, adapted to reflect local characteristics and requirements and rolled out in other locations, as has happened with our Asia e-advisory tools.

     The launch in July of our three e-advisory tools for Asian markets, e-Portfolio, Wealth Optimizer and Advisory Messenger, met with very positive client feedback. As a result, their capabilities have been expanded and a Chinese language version introduced, extending their appeal to a wider range of clients in Hong Kong, Singapore, Taiwan and China.

--------------------------------------------------------------------------------
Putting our value proposition into action

The consistent delivery of a truly consultative advisory process combined with a comprehensive product positioning framework is essential to putting UBS Private Banking's value proposition into action.

     Highly skilled client advisors take time to understand clients' needs in order to provide comprehensive, best-in-class solutions supported by leading technology. However, depending on their financial situation and individual preferences, clients have varying requirements regarding the level of service they expect from their advisor. This is where a logical and intuitive positioning of our wide range of products and services can add value for the client as well as the client advisor.

     At the first level, UBS Investment Products include advisory services which are primarily focused upon effective management of a standard suite of transaction-oriented products. UBS Investment Solutions, the second level, adds systematic advisory services including asset allocation, investment selection and portfolio management. Clients choose investments based on a consultative advisory service or delegate all decision making to their client advisor. The third level, UBS Financial Planning, goes beyond pure investment decisions and offers comprehensive advice reflecting the client's life cycle needs and their entire asset base, including real estate and art. At the top end of the range, UBS Wealth Management provides the whole range of financial services in an exclusive and very individualized format for ultra high net worth individuals. The framework is fully dedicated to open architecture and provides access to carefully screened best-in-class products. By applying a consultative advisory process the services are centered around the individual client with the goal of creating and reinforcing the UBS brand experience at every point along the way.

     The four levels of the product positioning framework provide the foundation for external and internal communication of our product offering. The framework also provides the basis for the organizational and structural set-up of our product functions as we implement a systematic product development process. To promote the proposition and ensure consistency in communication, a comprehensive client advisor training program is being carried out and sales brochures are being aligned accordingly. The overall message is also taken up in the latest UBS Private Banking advertisement campaign "AAA": "Access" representing the open architecture; "Analysis" representing the screening process; and "Advice" representing the systematic advisory process.

[THE FOLLOWING TABLE WAS REPRESENTED AS A FLOW CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
Private Banking
Product Positioning Framework

Level I

UBS Investment Products
Provide transaction oriented products & services and related advice.

Level II

UBS Investments Solutions

Add systematic advisory services such as asset allocation, investment selection and portfolio management. Client chooses between discretionary and non-discretionary as well as between UBS and 3rd party investment content.

Level III

UBS Financial Planning

Go beyond pure investment decisions and provide comprehensive financial services according to the life cycle of the client.

Level IV

UBS Wealth Management

Provide the whole range of financial services in an exclusive and very individualized format.
--------------------------------------------------------------------------------

UBS Switzerland
14 February 2002


Private Banking
Investment performance (income reinvested)

[BAR CHART OMITTED]

     Following this success, the e-advisory applications are being rolled out in other markets. After country-specific customization to meet local client requirements, the e-portfolio application has been launched for clients of UBS Luxembourg. In November, a version of the Wealth Optimizer was implemented for clients of UBS Switzerland, as the myOpportunities tool within myUBS. All three tools are also now available to clients of some of our private banking subsidiaries (Bank Ehinger, Cantrade and Banco di Lugano).

Investment performance

The world's markets were shaken by a number of serious upheavals in 2001. During the first half of the year, the collapse in corporate investment, especially in technology, triggered a downturn in the global economy. This was accompanied by a continued slide in equity markets, continuing the previous year's poor performance, while bond markets, in contrast, registered a strong showing.

     The terrorist attacks in the United States in September reinforced these trends, sending stock prices plunging further. During the last quarter, however, equity markets recouped most of these losses. Overall stock markets, as meas ured by the Morgan Stanley Capital International Index, were down -13.9% in local currency terms over the full year, despite rising in fourth quarter by +10.2%.

     UBS Strategy Funds, managed in cooperation by UBS Switzerland's Investment Center and UBS Asset Management, performed impressively in 2001 compared to their competition, with 20 of the 24 funds ranked in the top quartile of their peer groups. Their relative performance year-to-date ranges from +0.39% ahead of peer average (USD Fixed Income) to +5.95% ahead of peer group average (USD Equity).

Results

In fourth quarter, Private Banking's net profit before tax decreased by 2% from third quarter to CHF 591 million. Weaker markets than 2000 and the costs of investing in the European wealth management initiative brought full year pre-tax profits in 2001 down 16% from last year to CHF 2,703 million, despite a continued focus on controlling operating costs.

Performance before tax (CHF million)

[BAR CHART OMITTED]

Operating income

Operating income increased 2% from third quarter to CHF 1,532 million. Asset based income fell 5%, reflecting the lower average level of invested assets, but transaction based income improved, reflecting stronger investment fund sales and recovering brokerage income.

     Full year operating income was CHF 6,286 million, down 9% from the record CHF 6,902 million in 2000. This was driven by falling

UBS Switzerland
14 February 2002


transaction based revenues, reflecting the much less active markets in 2001. Asset based revenues fell only very slightly compared to last year, despite lower average assets, reflecting our success in providing added value services to our clients.

Operating expenses

Operating expenses remained under careful control, rising by 4% compared to last quarter, at CHF 941 million. Personnel costs rose 3% to CHF 456 million, reflecting the rise in headcount as a result of the European wealth management initiative. General and administrative expenses also rose by 3% to CHF 424 million, mainly reflecting a seasonal increase in travel and entertainment, as well as premises and IT costs relating to the European wealth management initiative.

     At CHF 3,583 million, full year operating expenses for 2001 were down 3% from 2000, driven by lower personnel expenses, which were down 9% at CHF 1,776 million due to lower performance-related compensation.

Headcount

Headcount increased by 194 in the quarter, as we continue to hire client advisors and support staff to build up our wealth management activities in Europe. At 31 December 2001, Private Banking employed 9,266 professionals, a 4% increase compared with year end 2000.

Headcount (full time equivalents)

[BAR CHART OMITTED]

Outlook

UBS Private Banking has delivered a satisfactory result given the difficult markets, especially in the second half of 2001. After a year of intense work, implementation of the European wealth management initiative is well on track. The strong net new money inflows during 2001 demonstrates the value and confidence our clients place in UBS's investment advice and private banking services.

UBS Asset Management
14 February 2002


UBS Asset Management

[PHOTO]
John Fraser
CEO UBS Asset Management

"A second straight year of successful relative investment performance provides a strong foundation for continued progress in 2002."

                                                                     John Fraser

Business Group Reporting

                                                         Quarter ended               % change from         Year ended
                                                ------------------------------      --------------    -------------------
CHF million, except where indicated             31.12.01    30.9.01   31.12.00      3Q01      4Q00    31.12.01   31.12.00
-------------------------------------------------------------------------------------------------------------------------
Institutional fees                                   256        219        290        17       (12)      1,007      1,119
Mutual funds fees                                    287        302        198        (5)       45       1,103        834
-------------------------------------------------------------------------------------------------------------------------
Total operating income                               543        521        488         4        11       2,110      1,953
-------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   222        267        234       (17)       (5)      1,003        880
General and administrative expenses                  170        125        138        36        23         564        439
Depreciation                                          16          9         15        78         7          46         49
Amortization of goodwill and
other intangible assets                               68         65         65         5         5         266        263
-------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             476        466        452         2         5       1,879      1,631
-------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                 67         55         36        22        86         231        322
=========================================================================================================================
Business Group performance
before tax and goodwill(1)                           135        120        101        12        34         497        585

KPI's
Cost / income ratio (%)(2)                            88         89         93                              89         84
Cost / income ratio before goodwill (%)(1), (2)       75         77         79                              76         70
=========================================================================================================================

Institutional
Invested assets (CHF billion)                        328        309        323         6         2
Net new money (CHF billion)(4)                       2.4        1.9       (6.9)(3)                         6.2      (70.8)(3)
Gross margin on invested assets (bps)(5)              32         28         38        14       (16)         32         34
=========================================================================================================================

Mutual funds
Invested assets (CHF billion)                        344        314        319        10         8
Net new money (CHF billion)(4)                       6.8       10.4        2.2(3)                         28.7         2.9(3)
Gross margin on invested assets (bps)(5)              35         36         34        (3)        3          33         36
=========================================================================================================================

                                                                                     % change from
Additional information                                                              --------------

As at                                           31.12.01    30.9.01   31.12.00      3Q01      4Q00
-------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                          672        623                    8
Regulatory equity used (average)                   1,350      1,200      1,250        12         8
Headcount (full time equivalents)                  3,281      3,267      2,860         0        15
-------------------------------------------------------------------------------------------------------------------------

(1)  Excludes the amortization of goodwill and other intangible assets.

(2)  Operating expenses / operating income.

(3)  Calculated using the former definition of assets under management.

(4)  Excludes dividend and interest income.

(5)  Annualized income / average invested assets.

UBS Asset Management
14 February 2002


Key performance indicators

During fourth quarter, total invested assets increased by 8% from CHF 623 billion to CHF 672 billion. For the year, invested assets increased from CHF 642 billion to CHF 672 billion, a 5% increase.

     Net new money was CHF 9.2 billion for the quarter and CHF 34.9 billion for the year, reflecting the recognition of strong relative investment performance and business development efforts.

     The pre-goodwill cost/income ratio fell from 77% in third quarter to 75% in fourth quarter, driven by stronger institutional revenues.

Pre-goodwill cost/income ratio (%)

[BAR CHART OMITTED]

Institutional

Institutional invested assets increased 6%, from CHF 309 billion at 30 September 2001 to CHF 328 billion at 31 December 2001. The increase principally reflected a rebound in investor sentiment from the lows experienced after 11 September 2001, which led to strong market performance and improved net new money. Institutional invested assets increased from CHF 323 billion at 31 December 2000 to CHF 328 billion at 31 December 2001. This 2% increase was due to CHF 6.2 billion net new money and a CHF 34 billion increase in invested assets from the acquisition of RT Capital (now Brinson Canada) which more than offset negative market performance.

Net new money; Institutional (CHF billion)

[BAR CHART OMITTED]

     Net new money for the quarter was CHF 2.4 billion, continuing the positive experience of recent quarters. The inflows were strongest in equity mandates and in American money market mandates where flows are potentially volatile. Full year net new money was CHF 6.2 billion, a great improvement on recent years, reflecting the success of our integrated global investment management platform, delivering strong relative investment performance.

     The gross margin in fourth quarter was 32 bps, an increase of 4 bps over last quarter, due to higher performance fees and the reversal of the California utility bonds provision, resulting from an increase in value and subsequent disposal of the securities. Full year gross margin was 32 bps, a decrease of 2 bps from 2000, primarily due to lower performance fees in O'Connor and the addition of Brinson Advisors.

Gross margin on invested assets; Institutional (bps)

[BAR CHART OMITTED]

Mutual funds

Invested assets increased 10%, from CHF 314 billion at 30 September 2001 to CHF 344 billion at 31 December 2001, due principally to positive market performance and strong net new money. Net new money during fourth quarter of 2001

Net new money; Mutual funds (CHF billion)

[BAR CHART OMITTED]

UBS Asset Management
14 February 2002


was again encouraging, at CHF 6.8 billion, with continued strength in Europe and GAM slightly offset by net outflows in US money market funds.

     Over the year, invested assets increased CHF 25 billion, from CHF 319 billion at 31 December 2000 to CHF 344 billion at 31 December 2001, driven by net new money. Market performance was limited to a negative impact on invested assets of less than 1%, a direct reflection of our strong relative investment performance.

     Full year net new money of CHF 28.7 billion reflected better asset gathering performance in both Europe and the Americas, particularly in fixed income mandates.

     The gross margin in fourth quarter was 35 bps, a decrease of one basis point over last quarter. The gross margin for the year decreased 3 bps to 33 bps due to the addition of Brinson Advisors, which has a high proportion of lower margin money market funds, partially offset by the change in pricing structure of our investment funds.

Gross margin on invested assets; Mutual funds (bps)

[BAR CHART OMITTED]

Investment capabilities and performance

The recovery in global equity markets was the predominant development in fourth quarter. US markets led the way with the S&P 500 gaining nearly 11% and the NASDAQ composite returning roughly 30% during the quarter. Lower interest rates continued to help strengthen US consumer spending through a strong mortgage refinancing boom, as well as very aggressive auto financing.

     Our global mandates maintained relative overweights to high yield and emerging market debt, to real estate and to emerging market equity. We were underweight to equities over- all particularly US equities. Our Multi Asset Composite finished another impressive year with continued out-performance in the fourth quarter. For the year, the composite exceeded its benchmark by more than 10%, placing it in the top decile for the recent two years. It currently sits ahead of its benchmark for all periods since inception. The Multi Asset Composite has only had one down year in twenty and in the challenging equity market of the last two years returned 12.2% and 3.7%, respectively.

     Our Global Equity and US Equity composites also had a strong fourth quarter. The Global Equity Composite returned 11% in the quarter, exceeding its benchmark by more than 3%, putting it in the top quartile of its peers for the year.

     Many of our portfolios returned positive absolute gains for the year despite considerable declines in their benchmark indices. For example, our US Equity Large/Intermediate and US Value Equity Composite each gained more than 3%, while their benchmarks had losses of 11% and 5.6%. Both of these composites ranked near the top decile for the year. Nearly all of our major equity composites hold an advantage over their benchmarks when measuring over two, three and five years.

     The fixed income markets experienced exceptional volatility as yields declined near the start of the quarter but then rose sharply during a sell off triggered by better economic news and positive developments in Afghanistan. The UK Fixed Interest portfolio finished ahead of its benchmark for all periods from one to ten years leading up to 31 December 2001. The US Bond Composite was flat for the quarter but posted gains of nearly 9% for the year, slightly beating its benchmark. In addition, the Emerging Markets Debt Composite returned 7.8% for the quarter and 11% for the year, placing it well ahead of its benchmark.

     Our UK Balanced Composite finished in the top five of its peer group, giving up only 5.8% as the average balanced fund in the UK fell nearly 12% for the year. The UK Balanced Composite currently sits ahead of the CAPS median for the quarter and for one, three, five and ten year periods. At 31 December 2001, the UK Balanced Composite held 71% of its assets in equities and 19% in fixed income with the remainder in property, index-linked securities and cash.

     UBS Investment Funds continued their strong relative investment performance in fourth quarter with 63% of all funds outperforming their

UBS Asset Management
14 February 2002


peers during the quarter and 70% for the year. More specifically, the UBS Strategy Funds performed well as a group as more than 80% outperformed the peer group in the quarter and 90% for the year. The regional and single country equity funds as well as bond and real estate funds also had strong relative performance.

     In 2001, UBS Asset Management experienced one of its best years of relative investment performance, second only to 2000. Individual security selection made a very significant contribution to 2001 performance in both fixed income and equity. This owed much to the benefits of our integrated global investment platform, and our improved ability to share research and knowledge across investment teams worldwide.

Initiatives and achievements

Private Wealth Solutions

Brinson Advisors launched Private Wealth Solutions, an innovative managed account program geared towards high net worth individuals in the US. Private Wealth Solutions will be offered both through unaffiliated financial advisors and institutions and through UBS PaineWebber, and will take on its first clients during first quarter 2002.

     Unlike investing in a mutual fund, managed accounts offer an investor access to a customized portfolio including direct ownership of securities based on specific objectives and risk characteristics of the individual. Private Wealth Solutions will allow clients to access the global investment management platform of UBS Asset Management, offering global asset allocation and specialized expertise in all asset classes and strategies. Our ability to offer managed accounts provides an opportunity for significant penetration into the high net worth market, which is expected to be the fastest growing segment of the US investment management industry.

     Private Wealth Solutions overcomes the historical hurdles of managed accounts through leading edge technology that streamlines operational and administrative duties otherwise not previously offered in the managed accounts industry.

     Private Wealth Solutions will complement other UBS products, including UBS PaineWebber ACCESS, by offering lower minimum investments and a "manager of managers" approach. Minimum account balances will range from USD 100,000 to USD 500,000, depending upon the investment strategy chosen by the individual.

Multi-manager approach in Switzerland

UBS Asset Management has implemented an open platform for institutional investors in Switzerland, launching twelve externally managed funds across major asset classes. The external managers have been selected with the help of a third-party institutional investment consultant, to ensure that they meet the highest industry standards. The multi-manager solution provides small and medium-sized pension funds with access to leading institutional investment managers delivered through a single complete investment platform, covering fund administration, global custody, oversight and selection of the managers, compliance and investment controlling.

Cost control

In 2001, UBS Asset Management intensified its cost efficiency focus in order to address deteriorating short-term market conditions, and to help to ensure the long-term competitiveness of our cost structure. Cost savings have been identified in all areas of the business, including personnel costs and IT expenditures. We have taken a range of specific measures, including mergers of offices and product groups, restraints on headcount growth and cuts in expenditures on travel and entertainment. The benefits of these measures will continue to be felt in 2002. All cost control measures have been carefully designed to cause the minimum disruption to ongoing business activities. At the same time, UBS Asset Management continues to invest in strengthening distribution channels.

Results

UBS Asset Management's pre-tax profit increased to CHF 67 million in fourth quarter, from CHF 55 million in third quarter, as a result of higher performance fees, the reversal of a provision against losses on California utility bonds and higher asset growth leading to higher asset-based fees.

     Full year pre-tax profit of CHF 231 million was 28% lower than 2000. Despite market declines and lower performance fees in the O'Connor business, income increased as a result

UBS Asset Management
14 February 2002


Performance before tax (CHF million)

[BAR CHART OMITTED]

of the new investment funds pricing structure introduced in 2001, the acquisition of Brinson Canada and the inclusion of Brinson Advisors. This was more than offset by higher personnel expenses and general and administrative expenses driven by spending on growth initiatives, premises move costs, and the integration of Brinson Advisors and Brinson Canada.

Operating income

Operating income increased 4% compared to third quarter, to CHF 543 million. Over the full year, operating income increased CHF 157 million, or 8%, to CHF 2,110 million, as a result of the new pricing structure introduced this year for investment funds, the acquisition of Brinson Canada and the inclusion of Brinson Advisors, partially offset by lower performance fees at O'Connor, the effect of market declines, and the full year effect of institutional asset losses in 2000.

     Institutional revenue increased to CHF 256 million from CHF 219 million last quarter, as a result of higher performance fees, the inclusion of Brinson Canada, and the reversal of a provision against losses on California utility bonds. Over the full year, institutional income fell 10% to CHF 1,007 million.

     Mutual fund revenue decreased by CHF 15 million from third quarter, to CHF 287 million, principally due to the effects of market declines earlier in the year, feeding through to lower asset-based fees. Full year mutual fund revenue increased 32% to CHF 1,103 million.

Operating expenses

Operating expenses increased by CHF 10 million to CHF 476 million. Personnel expenses decreased to CHF 222 million, primarily as a result of lower incentive compensation. General and administrative expenses were CHF 45 million more than in third quarter, at CHF 170 million, driven by spending on growth initiatives and the costs of moves to new premises in Chicago, New York and London.

     Over the full year, operating expenses increased 15% to CHF 1,879 million, driven by the addition of Brinson Advisors and Brinson Canada.

     Headcount remained relatively flat compared to third quarter. Across the whole of 2001, headcount increased by 421, mostly due to the integration of Brinson Advisors and Brinson Canada.

Headcount (full time equivalents)

[BAR CHART OMITTED]

Outlook

We believe we are well positioned within the current difficult economic and market environment and expect to benefit from an upturn. Our strong relative investment performance reflects the success of our globally integrated investment platform. This is expected to continue to support the upward trend in net new money, which we have seen over recent quarters. At the same time, the development of new distribution channels and products in our wholesale business leaves us strategically positioned for growth.

UBS Warburg
14 February 2002


UBS Warburg

[PHOTO]
Markus Granziol
Chairman UBS Warburg

[PHOTO]
John Costas
CEO UBS Warburg

[PHOTO]
Joseph J. Grano
Chairman and CEO, UBS PaineWebber

"We have made excellent strategic progress in 2001, with increased share of fees in corporate finance and the successful merger with UBS PaineWebber."

                                                                 Markus Granziol

Business Group Reporting

                                                          Quarter ended                   % change from         Year ended
                                                 ------------------------------          ---------------   -------------------
CHF million, except where indicated              31.12.01    30.9.01   31.12.00          3Q01       4Q00   31.12.01   31.12.00
------------------------------------------------------------------------------------------------------------------------------
Income(1)                                           4,570      5,018      5,067            (9)       (10)    21,349     19,590
Credit loss expense(2)                                (42)       (15)       (83)          180        (49)      (130)      (246)
------------------------------------------------------------------------------------------------------------------------------
Total operating income                              4,528      5,003      4,984            (9)        (9)    21,219     19,344
------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                  2,830      3,271      2,764(3)        (13)         2     13,515     10,532(3)
General and administrative expenses                 1,051        983      1,122(3)          7         (6)     4,260      3,183(3)
Depreciation                                          143        126        197(3)         13        (27)       580        599(3)
Amortization of goodwill and
other intangible assets(1)                            248        242        178             2         39        991        290
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                            4,272      4,622      4,261            (8)         0     19,346     14,604
------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                 256        381        723           (33)       (65)     1,873      4,740
==============================================================================================================================
Business Group performance
before tax and goodwill(4)                            504        623        901           (19)       (44)     2,864      5,030

Additional information
Regulatory equity used (average)                   24,850     26,150     24,850            (5)         0
Cost / income ratio (%)(5)                             93         92         84                                  91         75
Cost / income ratio before goodwill (%)(4), (5)        88         87         81                                  86         73
==============================================================================================================================

(1) Goodwill funding costs of CHF 186 million (3Q01: CHF 186 million, 4Q00: CHF 132 million) and amortization of goodwill and other intangible assets of CHF 210 million (3Q01: CHF 207 million, 4Q00: CHF 138 million) in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of its individual business units.

(2) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(3) Excludes Significant Financial Events (PaineWebber integration): Personnel expenses CHF 86 million, General and administrative expenses CHF 13 million and Depreciation CHF 7 million.

(4)  Excludes the amortization of goodwill and other intangible assets.

(5)  Operating expenses / operating income before credit loss expense.

Goodwill

UBS Warburg's results for fourth quarter include CHF 210 million of goodwill amortization and CHF 186 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the Business Group level, but are not allocated to the individual business units.

UBS Warburg
14 February 2002


Corporate and Institutional Clients

Business Unit Reporting

                                                           Quarter ended                % change from         Year ended
                                                ----------------------------------     --------------    --------------------
CHF million, except where indicated             31.12.01    30.9.01    31.12.00(1)     3Q01      4Q00    31.12.01    31.12.00(1)
-----------------------------------------------------------------------------------------------------------------------------
Corporate Finance                                    735        593         849          24       (13)      2,544       2,701
Equities                                           1,407      1,092       2,047          29       (31)      6,655      10,429
Fixed income and foreign exchange                  1,163      1,923         852         (40)       37       6,536       4,622
Non-core business                                     39         68          62         (43)      (37)        276         281
-----------------------------------------------------------------------------------------------------------------------------
Income                                             3,344      3,676       3,810          (9)      (12)     16,011      18,033
Credit loss expense(2)                               (37)       (12)        (82)        208       (55)       (112)       (243)
-----------------------------------------------------------------------------------------------------------------------------
Total operating income                             3,307      3,664       3,728         (10)      (11)     15,899      17,790
-----------------------------------------------------------------------------------------------------------------------------
Personnel expenses(3)                              1,606      2,021       1,729(4)      (21)       (7)      8,339       9,284(4)
General and administrative expenses                  642        634         851(4)        1       (25)      2,705       2,779(4)
Depreciation                                         105         96         161(4)        9       (35)        454         555(4)
Amortization of goodwill and
other intangible assets                               38         35          39           9        (3)        145         149
-----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           2,391      2,786       2,780         (14)      (14)     11,643      12,767
-----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                 916        878         948           4        (3)      4,256       5,023
=============================================================================================================================
Business unit performance before
tax and goodwill(5)                                  954        913         987           4        (3)      4,401       5,172

KPI's
Compensation ratio (%)(6)                             48         55          45                                52          51
-----------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(7)                            72         76          73                                73          71
Cost / income ratio before goodwill (%)(5), (7)       70         75          72                                72          70
-----------------------------------------------------------------------------------------------------------------------------
Non-performing loans /
gross loans outstanding (%)                          2.6        2.1         2.8
Impaired loans / gross loans outstanding (%)         5.0        4.7         5.6
Average VaR (10-day 99%)                             278        232         216          20        29
=============================================================================================================================

                                                                                        % change from
Additional information                                                                 --------------
As at                                           31.12.01    30.9.01    31.12.00        3Q01      4Q00
-----------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                          108         98                      10
Regulatory equity used (average)                   9,300      9,850      10,000          (6)       (7)
Headcount (full time equivalents)                 15,562     15,715      15,262          (1)        2
-----------------------------------------------------------------------------------------------------------------------------

(1) Private Clients results for 2000 include PaineWebber from the date of acquisition, 3 November 2000.

(2) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(3) Includes retention payments in respect of the PaineWebber acquisition. 4Q01: CHF 9 million. 3Q01: CHF 12 million. 4Q00: CHF 11 million.

(4) Excludes Significant Financial Events (PaineWebber integration): Personnel expenses CHF 86 million, General and administrative expenses CHF 13 million and Depreciation CHF 7 million.

(5)  Excludes the amortization of goodwill and other intangible assets.

(6)  Personnel expenses / operating income before credit loss expense.

(7)  Operating expenses / operating income before credit loss expense.

UBS Warburg
14 February 2002


Key Performance Indicators

We continue to maintain a tight focus on cost management in light of the current operating environment, and achieved a pre-goodwill cost / income ratio of 70% this quarter, down from 72% in fourth quarter 2000.

     Over the full year, the cost income ratio increased slightly to 72%, from 70% in 2000, as a result of the reduced revenues in difficult market conditions.

Compensation/Income (%)

[BAR CHART OMITTED]

     The ratio of personnel costs to income was 48%, slightly above the 45% in the same period last year, but significantly below the 55% of third quarter 2001, reflecting the adjustment of full year performance-related personnel expenses to reflect full year earnings and current market rates. For the whole of 2001 the ratio was 52%, only a slight increase on the 51% recorded in 2000, and favorably comparable with our peer group.

Pre-goodwill cost/income ratio (%)

[BAR CHART OMITTED]

     Market risk utilization, as measured by average Value at Risk, was CHF 278 million increasing from CHF 232 million in third quarter, driven by an increase in VaR utilization in interest rate products. We continue to carefully manage all aspects of risk, and normally operate well within the CHF 450 million VaR limit set by the Group. During fourth quarter, there was a temporary increase in Equity VaR which took UBS Warburg VaR above this limit. This increase was driven by specific client transactions and had been pre-approved by the Group Executive Board (GEB). The increase was short term, and VaR was reduced to more normal levels within the time-frame the GEB had specified.

Average VaR (10-day 99%, CHF million)

[BAR CHART OMITTED]

     Total loans decreased by 7.7% from third quarter, mostly due to changes in short term money market positions. This lead to an increase in the ratio of impaired loans to total loans from 4.7% in third quarter to 5.0% in fourth quarter, despite our relatively low level of newly impaired loans during the quarter.

Impaired loans/gross loans (%)

[BAR CHART OMITTED]

League Table Rankings

Mergers and Acquisitions

Fourth quarter continued to be challenging in mergers and acquisitions, with corporate activity sharply lower than in 2000. On an "announced" basis, which can be an indicator of future deals and revenues, UBS Warburg was ranked seventh globally in 2001 for mergers

UBS Warburg
14 February 2002


Key performance indicators: League table rankings

                                                      31.12.01          30.9.01           31.12.00
                                                   -------------     -------------     -------------
                                                          Market            Market            Market
                                                   Rank  share %     Rank  share %     Rank  share %
----------------------------------------------------------------------------------------------------
Global mergers and acquisitions (completed)(1)        8      9.8        8      8.9        6     16.7
International equity new issues(2)                    2     13.0        2     14.1        7      5.1
====================================================================================================

(1)  Source: Thomson Financial Securities.

(2)  Source: Capital Data Bondware.

and acquisitions with a market share of 13.1% and fourth in Europe with a market share of 18.8%. On a "completed" basis, UBS Warburg was ranked eighth globally with a market share of 9.8% and eighth in Europe with a market share of 17.9%. Increased volatility in equity markets, and the global political uncertainty significantly increased the execution risk on transactions during the quarter. UBS Warburg continued to provide the highest quality of strategic advice and execution services to corporate clients on a broad range of transactions globally, including:

- Joint financial advisor to the Bank of China on the successful consolidation of its Hong Kong-based banking assets to form the Bank of China Ltd.

- Sole financial advisor to the financial sponsor consortium which acquired Pacific Brands, Australia's leading manufacturer and distributor of branded clothing, footwear, household products and sporting goods, from Pacific Dunlop for AUD 730 million. UBS Warburg also acted as the sole lead arranger and bookrunner of the senior debt and co-lead arranger of the mezzanine facilities for this deal.

-    Sole advisor to Schuler Homes on its acquisition by DR Horton Inc. for USD
     1.2 billion in cash, stock and assumed debt, making it the second largest US homebuilder.

Equity underwriting

Issuance in the international equity markets continued to be significantly down on previous years, and remained focused on established names and issuers. In league table rankings, UBS Warburg was ranked second in All International Equities and second in International Equity-Linked, with market shares of 13.0% and 11.0%, respectively.

     Major deals in fourth quarter 2001 included:

- Global coordinator for the 2.2 billion IPO of Snam Rete Gas, the largest non-privatization offering ever in Italy and the largest Italian IPO in 2001.

- Sole global coordinator and joint bookrunner for the CHF 3.3 billion IPO of Converium, the global reinsurer spun off by Zurich Financial Services Group.

- Sole global coordinator and joint lead manager for the AUD 455 million institutional share placement for Qantas Airlines of Australia.

- Sole bookrunner for the combined equity and convertible bond offering by ORIX, a Japanese leasing company, raising approximately USD 375 million.

- Joint bookrunner for the GBP 525 million convertible offering by Legal and General, the leading UK insurance and asset management company.

Fixed income underwriting

UBS Warburg was ranked eighth in All International Bonds and seventh in All Eurobonds, with market shares of 5.5% and 5.9% respectively. We continue to believe that we can successfully meet our clients' debt financing needs in the international bond and eurobond markets by being an active player in the global fixed income markets, without needing to sacrifice profitability for league table rankings. In fourth quarter 2001, we structured and executed a significant number of key deals for our issuing clients, including:

- Joint bookrunner for the EUR 800 million subordinated financing of UniCredito Italiano, Italy's largest bank by market capitalization.

- Lead manager and joint bookrunner for the Republic of Italy's USD 3 billion global bond.

- Joint lead manager for the City of Moscow's EUR 300 million bond issue, the first ever Euro denominated bond by a Russian issuer, and the first international Russian bond since the rouble crisis in August 1998.

UBS Warburg
14 February 2002


Initiatives and achievements

Enron

UBS Warburg is to establish an energy trading unit, based on Enron's wholesale electricity and natural gas trading operations, through a licensing agreement that will give Enron an interest in the future income of the business. UBS Warburg has not agreed to assume any of Enron's past, current or future liabilities, and will start with an empty trading book.

     Under the deal, UBS Warburg will use Enron's proprietary software (including EnronOnline), some of its trading floors and its back office equipment. We expect to hire around 650 former Enron employees, including 150 trading professionals. The key members of Enron's electricity and natural gas trading management team will join UBS, including Greg Whalley, who became President and COO of Enron in August 2001. The Enron team will be supplemented by management and other staff transferred from existing UBS businesses.

     Despite the recent interruption of Enron's trading businesses, we expect that the combination of Enron's existing technology and personnel together with the risk management skills and financial strength of UBS Warburg will prove attractive to Enron's former clients and trading partners. The energy trading operation of Enron was the clear market leader and we believe that the talent and expertise of the team will continue to be perceived as the market's best, recovering past relationships and attracting new clients.

     We estimate that the Value at Risk (VaR) for this product may reach around CHF 100 million initially, but that there will be an offsetting diversification effect, which means that overall VaR usage within UBS Warburg is expected to rise by less than this amount. Future VaR usage will be reviewed later this year in light of the performance of the new business.

     We see this as a great opportunity for UBS Warburg to leverage its risk management skills and trusted capital strength in an area which is largely uncorrelated to our other trading operations. It will take time to establish ourselves in this business, but we are confident that the combination of UBS Warburg with the technology and staff of the Enron trading operations will prove highly successful.

Institutional Clients

With increasing competition and some downward pressure on margins across the range of institutional cash and derivative markets, UBS Warburg continues to enhance its institutional client relationships through a robust approach to client management, a best-in-class range of products and services, an excellent reputation in execution and deployment of relationship enhancing technology. Two particular examples indicate the continued strength of our franchise:

- FX Week magazine ranked UBS Warburg as the leading bank in FX forwards and FX options, and judged ours the best bank internet trading platform. We also made a strong showing in spot FX, FX research and strategy.

--------------------------------------------------------------------------------
Structure of the Enron deal

Under the agreement, UBS Warburg receives an exclusive license for 10 years for the North American natural gas and electricity trading systems and a non-exclusive license for its systems in the rest of the world and for trading any other commodity or financial instrument globally.

     There will be no initial cash payment - all payments will take the form of royalties, based on future pre-tax income.

     Through the exercise of call options, UBS Warburg has the possibility to acquire all rights to the business (each call option would allow UBS Warburg to buy a third of Enron's retained interest).

     If we exercise no calls after 10 years and three months, our exclusive license for the North American gas and power trading operations will convert into a non-exclusive license and Enron will have the right to offer the intellectual property for trading gas and power in North America on a non-exclusive basis to other parties.

     UBS is obliged to close the contract if the closing conditions are met. These conditions include receipt of certain government and regulatory approvals for the deal. UBS will also be required to obtain authorization from the US Federal Energy Regulatory Commission to make sales of electricity at market-based rates.

UBS Warburg
14 February 2002


- In a leading private industry survey of secondary equity cash commissions, UBS Warburg has increased market share from 8.9% at the start of 2000 to 10.7% in third quarter 2001 (latest available data). This improvement was due to a combination of increased market share in non-US securities globally and the doubling of market share in distribution of US equities to our global client franchise.

Corporate Clients

In Janauary 2002, Corporate Finance Magazine praised UBS Warburg as the best bank for Equity-Linked products, highlighting the large number of deals we have been involved in during 2001, as well as our ability to design unique solutions for very complex problems, our growth in non-traditional regions and the quality of our after-market support for issues. They highlighted a number of equity-linked transactions that the firm lead managed in 2001, including the highly innovative Allianz MILES exchangeable, the unique pre-IPO convertible for German utility EnBW, and the Sprint PCS mandatory convertible in the US.

     UBS Warburg continued to improve its overall market share of the global fee pool, according to Freeman and Co. Our market share for the full year 2001 is estimated at 4.5%, a significant increase over the 3.6% estimated for 2000. This reflects the results of our continued strategy to expand our corporate client franchise globally and, in particular, the significant expansion of our platform in the US in 2001.

Research

During fourth quarter, UBS Warburg received several key awards for its global, sector-based research from the industry-leading publication Institutional Investor.

--------------------------------------------------------------------------------
Top rankings in mortgage-backed securities

In 2001, UBS Warburg ranked top in the US residential mortgage-backed securities
(MBS) business, with a market share of 17.2%, according to figures from Thomson Financial Securities Data. In addition, UBS Warburg's MBS unit is noted for its strong research team, which has held the top Institutional Investor ranking for four consecutive years.

     The mortgage-backed securities sector comprises securitized products derived from both "agency" and "non-agency" debt. Agency debt, as the term suggests, is issued or guaranteed by an agency of the US government such as the home loan corporations Fannie Mae and Freddie Mac.

     By contrast, "non-agency" debt is issued by private institutions, such as subsidiaries of investment banks, insurance companies, or financial institutions. Asset-backed securities (ABS), typically based on car loans or other consumer finance receivables, constitute an important sub-category of non-agency debt.

     In aggregate, the MBS sector is one of the largest components of the fixed-income market, accounting for 35% of the US market and 16% of the global market. Yet, just two years ago, UBS Warburg was almost entirely unrepresented in this key business segment.

     That changed overnight when the UBS/PaineWebber merger was completed in November 2000, integrating PaineWebber's well-established MBS business into the wider and deeper franchise of UBS Warburg's fixed-income business.

     As a result, the business simultaneously broadened its base of clients while expanding the range and scale of business that could be transacted with them. The ability to do larger transactions with bigger clients has been of particular benefit to UBS Warburg's business in "pass-throughs", securities that represent a direct ownership interest in a pool of mortgage loans.

     Barely a year after the merger, the power of the new combination is becoming apparent. The strength of UBS's balance sheet is particularly significant in allowing the MBS unit to expand its non-agency franchise, first by increasing the existing business and secondly by broadening its product range.

     Soon after the merger, the unit was able to launch the MASTR (Mortgage Asset Securitization Transactions) series of mortgage-backed bonds. MASTRs are important because they give UBS Warburg the ability to aggregate and distribute pools of non-agency mortgages.

     Non-agency collateralized mortgage obligations (CMOs), as bonds backed by a pool of pass-through securities are known, were an important step in broadening the product line, but by no means the last. The MBS team is now planning to extend its product range with adjustable-rate mortgages and with asset-backed securities.

     Another area of focus for the credit fixed income department will be collateralized debt obligations, a type of structured fixed-income security with cash flows linked to the performance of debt instruments. Now that UBS Warburg is well established in CMO underwriting, the expanded product range will help to extend and consolidate its lead across the full range of mortgage-backed instruments.

UBS Warburg
14 February 2002


     We were ranked first in the Global Research Team. Our research teams were placed in 22 out of the 26 categories in the survey, and were ranked first in more categories than any other firm. This success demonstrates our commitment to coordinate research on a global basis for the benefit of our clients, who are increasingly focused and organized on a global sector basis.

     We were also ranked eighth, with a total of 20 placements, in the All America Research Team rankings, up from seventeenth last year; another demonstration of the transforming effect on our US franchise of the merger with PaineWebber.

E-commerce

October 2001 saw the full operational launch of themarkets.com, a new information service run jointly by UBS Warburg and eight other leading global investment banks. themarkets.com provides institutional investors with direct, customizable access to all of the member firms' equity research and analysis through a single portal.

     In the Euromoney.com Internet Awards 2001, UBS Warburg won more awards than any other bank, with six awards recognizing the strength of our internet applications covering FX Research and Analytics, FX Options and Execution, Swaps, Medium Term Notes, Euro-commercial paper and Fixed Income Analytics. Euromoney.com emphasized that our leading position was down to the fact that we have the most extensive offerings, yet the simplest ones to use.

Results

UBS Warburg's Corporate and Institutional Client business unit delivered a very strong performance relative to the markets and our peers, with pre-tax profit of CHF 916 million for fourth quarter 2001, a 3% reduction over fourth quarter 2000 and an increase of 4% over third quarter 2001. The full year 2001 result was CHF 4,256 million, a decline of 15% over 2000, our best year ever.

Performance before tax (CHF million)

[BAR CHART OMITTED]

Operating income

Corporate and Institutional Clients generated revenues of CHF 3,344 million in fourth quarter 2001, a decrease of 12% from fourth quarter 2000. Fixed income and foreign exchange's performance remained well ahead of the same time last year, while equities and corporate finance were weaker than in fourth quarter 2000, although both recorded improvements compared to last quarter.

     Full year revenues of CHF 16,011 million were 11% lower than in 2000. Equities and corporate finance both suffered from the economic downturn and the consequent weakness in their global markets, while the fixed income and foreign exchange business delivered record results, driven by interest rate reductions and increased volatility, and supported by the expansion of businesses acquired from PaineWebber.

     Fourth quarter corporate finance revenues increased 24% to CHF 735 million, reflecting significant revenues from both established clients and new members of our global corporate client franchise. Full year revenues were CHF 2,544 million, 6% lower than in 2000, as our improved share of fees this year was more than offset by the general contraction experienced in corporate finance in 2001.

     Fourth quarter equities revenues were 31% lower than fourth quarter 2000, principally reflecting more difficult market conditions for equity trading.

     Equities revenues for full year 2001 were also lower than in 2000, down 36% from CHF 10,429 million to CHF 6,655 million. This decline principally reflects reduced trading revenues, driven by the lack of mergers and acquisitions activity and increased volatility, together with a cautious approach to risk in difficult market conditions. Commission revenues have been broadly consistent with levels in 2000, reflecting the breadth and depth of our client franchise.

     Fixed income and foreign exchange have performed very strongly in 2001, with revenues up 41% from last year, at CHF 6,536 million. This reflects the effect of interest rate reductions dur-

UBS Warburg
14 February 2002


ing the year, which led to increased issuance and higher volatility, and the inclusion of businesses taken over from PaineWebber. Fourth quarter revenues fell back from their record level in third quarter, which benefited from exceptional volatility and interest rate cuts in September, but were still 37% higher than in the same period in 2000.

Income by business area (CHF million)

[BAR CHART OMITTED]

     The revenues of the fixed income and foreign exchange business in Corporate and Institutional Clients do not capture the whole of UBS Group's foreign exchange business, which is among the largest in the world. The revenues generated by all business units of the UBS Group from sales and trading of foreign exchange, precious metals, and banknotes products were CHF 1,457 million in 2001 compared to CHF 1,554 million in 2000.

Operating expenses

Personnel expenses this quarter reached their lowest level since fourth quarter 1999, at CHF 1,606 million, falling 7% from fourth quarter 2000 and 21% from last quarter, largely due to reductions in performance-based compensation. Performance-based compensation is paid and managed on an annual cycle, and finally determined in fourth quarter based on labor market conditions and full year results.

     Full year personnel expenses declined 10%, from CHF 9,284 million in 2000 to CHF 8,339 million in 2001, driven by reductions in incentive compensation.

     General and administrative expenses decreased 25% compared to fourth quarter 2000 to CHF 642 million, reflecting the cost control measures put in place during 2001. Full year expenses were 3% down from last year at CHF 2,705 million.

Headcount

Headcount remains little changed at 15,562, compared to 15,715 at the end of third quarter 2001, and 15,262 at the end of 2000. We have not engaged in widespread headcount reductions that might have long-term detrimental impact on our client franchises, but are upgrading quality in selected areas.

Headcount (full time equivalents)

[BAR CHART OMITTED]

Outlook

The outlook for the global financial markets remains uncertain, although we are convinced of the attractiveness of the long-term opportunities in the investment banking and securities industry. We also believe that our global client franchise and the strong momentum currently driving our business will allow us to continue to grow our market share over the longer term.

UBS Warburg
14 February 2002


UBS Capital

Business Unit Reporting

                                                Quarter ended                % change from        Year ended
                                       -------------------------------      ---------------   ------------------
CHF million, except where indicated    31.12.01    30.9.01    31.12.00      3Q01       4Q00   31.12.01  31.12.00
----------------------------------------------------------------------------------------------------------------
Total operating income                     (247)       (81)        138      (205)                 (868)      368
----------------------------------------------------------------------------------------------------------------
Personnel expenses                            8         25          66       (68)       (88)        96       142
General and administrative expenses          31          6          16       417         94         66        49
Depreciation                                  1          0           0                               2         2
Amortization of goodwill and
other intangible assets                       0          0           0                               0         2
----------------------------------------------------------------------------------------------------------------
Total operating expenses                     40         31          82        29        (51)       164       195
----------------------------------------------------------------------------------------------------------------
Business unit performance before tax       (287)      (112)         56      (156)               (1,032)      173
================================================================================================================
Business unit performance
before tax and goodwill                    (287)      (112)         56      (156)               (1,032)      175

KPI's
----------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)               (0.1)      (0.3)        0.2(1)     67
================================================================================================================

                                                                             % change from
                                                                            ---------------
As at                                  31.12.01    30.9.01    31.12.00      3Q01       4Q00
----------------------------------------------------------------------------------------------------------------
Investment (CHF billion)(2)                 5.0        4.9         5.5         2         (9)
================================================================================================================

Additional information
----------------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)          5.6        5.4         6.9         4        (19)
Invested assets (CHF billion)                 1          1           1         0          0
Regulatory equity used (average)            750        750         600         0         25
Headcount (full time equivalents)           128        132         129        (3)        (1)
----------------------------------------------------------------------------------------------------------------

(1)  31 December 2000 figure represents value creation over a six-month period.

(2) Historic cost of investments made, less divestments and permanent impairments.

Key performance indicators

UBS Capital's private equity investments have increased to CHF 5.0 billion at the end of fourth quarter 2001, from CHF 4.9 billion at 31 September 2001, mainly as a result of the draw-down of previously committed investments, partially offset by further write-downs across the portfolio. The total investment at the end of fourth quarter 2000 was CHF 5.5 billion, with the decline since then due to write-downs on the book value of investments, as well as a small number of divestments during the year.

Investment (CHF billion)

[BAR CHART OMITTED]

     The fair value of the portfolio at the end of December 2001 was CHF 5.6 billion, up from CHF 5.4 billion at 30 September 2001, and representing net unrealized gains of almost CHF 600 million. Value reduction in fourth quarter was CHF 0.1 billion, compared to CHF 0.3

UBS Warburg
14 February 2002


Value Creation (CHF billion)

[BAR CHART OMITTED]

billion last quarter and value creation of CHF 0.2 billion in the second half of last year.

Results

UBS Capital recorded a pre-tax loss of CHF 287 million in fourth quarter 2001, compared to a profit of CHF 56 million in fourth quarter 2000. Challenging markets and the continued slow-down in corporate activity meant that there were no opportunities for significant divestments in fourth quarter. The weak economic conditions in fourth quarter have resulted in some further write-downs across several investments in the portfolio, which combined with the costs of funding the portfolio to produce negative operating income of CHF 247 million.

Performance before tax (CHF million)

[BAR CHART OMITTED]

     Personnel expenses of CHF 8 million were CHF 17 million lower than third quarter 2001 and CHF 58 million lower than fourth quarter 2000, reflecting lower incentive compensation which is driven by realized gains.

     General and administrative expenses were CHF 31 million, significantly higher than fourth quarter 2000 and third quarter 2001, due principally to professional fees relating to our strategic review of the business.

     Full year results for UBS Capital reflect the very challenging market in 2001, with few opportunities for divestments, and write-downs of several investments as a result of the problems caused for some of our investee companies by the deteriorating economic conditions. Pre-tax losses for 2001 of CHF 1,032 million, compared to pre-tax profits of CHF 173 million in 2000.

Outlook

UBS will in future be focused on private equity asset management with a restricted level of direct investments through UBS Capital, limited to those sectors and regions with a strong performance track record.

     UBS Capital's portfolio outside these strongly performing sectors and regions is being managed down by a team of experienced investment managers over a period of several years to reduce UBS's exposure without unnecessary sacrifice of fair value.

     The current market environment will continue to limit divestment opportunities, and the performance of the portfolio will continue to be influenced by the level of capital market activity and the wider prospects for company valuations.

     We expect results in 2002 to show continued volatility, and net losses, unless there is a material improvement in economic conditions.

UBS Warburg
14 February 2002


Private Clients

Business Unit Reporting

                                                          Quarter ended                 % change from         Year ended
                                                 ---------------------------------     ---------------   -------------------
CHF million, except where indicated              31.12.01    30.9.01   31.12.00(1)     3Q01       4Q00   31.12.01   31.12.00(1)
----------------------------------------------------------------------------------------------------------------------------
Income                                              1,659      1,609      1,251           3         33      6,969      1,321
Credit loss expense(2)                                 (5)        (3)        (1)         67        400        (18)        (3)
----------------------------------------------------------------------------------------------------------------------------
Total operating income                              1,654      1,606      1,250           3         32      6,951      1,318
----------------------------------------------------------------------------------------------------------------------------
Personnel expenses(3)                               1,216      1,225        969          (1)        25      5,080      1,106
General and administrative expenses                   378        343        255          10         48      1,489        355
Depreciation                                           37         30         36          23          3        124         42
Amortization of goodwill and
other intangible assets                                 0          0          1                   (100)         0          1
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                            1,631      1,598      1,261           2         29      6,693      1,504
----------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                   23          8        (11)        187                   258       (186)
============================================================================================================================
Business unit performance
before tax and goodwill(4)                             23          8        (10)        187                   258       (185)

KPI's
Invested assets (CHF billion)                         782        705        773          11          1
----------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(6)                        9.1       11.4        4.9(5)                           36.0       15.2(5)
Gross margin on invested assets (bps)(7)               89         83         86           7          4         90         72
----------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(8)                             98         99        101                                96        114
Cost / income ratio before goodwill (%)(4), (8)        98         99        101                                96        114
Cost / income ratio before goodwill and
retention payments (%)(4), (8)                         92         93         91                                90        105
----------------------------------------------------------------------------------------------------------------------------
Recurring fees(9)                                     545        569        430          (4)        27
Financial advisors (full time equivalents)          8,870      9,030      8,871          (2)         0
============================================================================================================================

                                                                                        % change from
Additional information                                                                 ---------------

As at                                            31.12.01    30.9.01   31.12.00        3Q01       4Q00
----------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                           854        758                     13
Regulatory equity used (average)                    1,500      1,600      2,750          (6)       (45)
Headcount (full time equivalents)                  20,678     20,979     21,814          (1)        (5)
----------------------------------------------------------------------------------------------------------------------------

(1) Private Clients results for 2000 include PaineWebber from the date of acquisition, 3 November 2000.

(2) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see
     Note 2 to the Financial Statements).

(3) Includes retention payments in respect of the PaineWebber acquisition. 4Q01: CHF 111 million. 3Q01: CHF 109 million. 4Q00: CHF 117 million.

(4)  Excludes the amortization of goodwill and other intangible assets.

(5)  Calculated using the former definition of assets under management.

(6)  Excludes interest and dividend income.

(7)  Annualized income / average invested assets.

(8)  Operating expenses / operating income before credit loss expense.

(9) Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Comparisons of full year results reflect the very different scale of the UBS Warburg Private Clients business prior to the acquisition of PaineWebber in November 2000.

UBS Warburg
14 February 2002


Key performance indicators

At the end of fourth quarter 2001, Private Clients had CHF 782 billion of Invested Assets, compared to CHF 705 billion at the end of third quarter, a change of 11%, driven mainly by positive market movements and continued strong net new money flows.

Invested assets (CHF billion)

[BAR CHART OMITTED]

     Net new money for fourth quarter 2001 was CHF 9.1 billion, down from CHF
11.4 billion in third quarter 2001, reflecting the lower levels of investor confidence in the US following the terrorist attacks in September.

Net new money (CHF billion)

[BAR CHART OMITTED]

     Gross Margin on invested assets increased to 89 bps, from 83 bps last quarter. This was partly due to increased transaction revenues, but also reflected the effect of lower average assets in fourth quarter.

Gross margin on invested assets (bps)

[BAR CHART OMITTED]

     The cost / income ratio before goodwill and retention payments was 92% in fourth quarter, down slightly from last quarter, reflecting our continued efforts to control discretionary costs in the face of difficult market conditions.

Pre-goodwill cost/income ratio before retention (%)

[BAR CHART OMITTED]

     Recurring fees declined 4% to CHF 545 million due to the effects of the prior quarters market depreciation on client assets - recurring fees are priced based on the asset level at the end of the prior quarter.

Recurring fees (CHF million)

[BAR CHART OMITTED]

     At the end of December 2001, Private Clients had 8,870 Financial Advisors, a decrease of 160 from 30 September 2001.

Initiatives and achievements

One year after the completion of the merger of UBS and PaineWebber, a survey conducted by an independent research company shows that our Financial Advisors are pleased with the strategy, resources, management and capabilities of the combined businesses. The ability to introduce new products, enhanced technology and expanded global focus and resources in research have all

UBS Warburg
14 February 2002


proved to be very popular with the client-facing employees.

     UBS PaineWebber Online Services was recently ranked as the number one online service from a full service broker in terms of Ease of Use and Customer Confidence, and number two overall, by Gomez Advisors, the leading internet ratings firm. We were singled out for our "content and customizable portfolio reporting tools aimed at helping affluent investors make better decisions and benefit from a UBS PaineWebber relationship". UBS PaineWebber Online Services, our primary online service increased its user base to 525,000 households with invested assets of over USD 254 billion.

     Our alternative investment group had a successful year, with 94% of the funds they offer outperforming the S&P 500 index and 92% outperforming their benchmarks. We continue to promote the take-up of this important asset class to our clients: invested assets totaled USD 3.1 billion at year end and almost one third of our Financial Advisors have enrolled clients into this product group.

     Our Corporate Employee Financial Services Group continues to expand its business, with the number of corporate client employee participants now in excess of 500,000. Invested assets at 31 December 2001 were USD 10.5 billion, a significant increase over the USD 7.5 billion at the end of third quarter 2001.

     The Municipal Securities Group, a complete origination, structuring and distribution team within UBS PaineWebber, had its best year ever in underwriting. The group completed the largest deal in its history in fourth quarter, raising USD 1.9 billion for the New Jersey Transit Trust Fund Authority. It was first in league tables in fourth quarter, and second for the full year. Success this year has been driven by new trading capabilities established as a result of the merger, the growth in demand from clients for derivatives and record underwriting volumes achieved thanks to a very favorable issuance environment driven by falling interest rates.

The Power of Partnership

In October 2001, UBS Warburg was joint lead manager for a USD 500 million, 49-year retail trust preferred share issue for Hartford Capital III, a subsidiary of Hartford Financial Services, a diversified insurance and financial services holding company. This was the largest deal of this type that UBS Warburg had lead managed in the US market, clearly demonstrating the power of combining its origination and structuring skills with the strength of UBS PaineWebber's distribution to core affluent clients in the US.

     The securities and investment banking business also continues to provide a broader array of products for our affluent clients, including the launch of GOALS+. Based on the performance of leading US stocks such as AOL, Amgen and Disney, GOALS+ issues offer partial principal protection while providing opportunities for enhanced yield. Demand for these products has increased significantly in the current volatile markets.

     In December 2001, UBS PaineWebber announced the launch of lending products for its individual clients, taking advantage of UBS's capital strength to move into a market where it had not previously offered a proprietary product. Financial advisors will be able to offer liquidity solutions such as fixed and variable rate non-purpose loans as well as residential mortgages to their core affluent clients. We are already offering a proprietary loan product and will have residential mortgages available in early 2002.

Results

Private Clients recorded a pre-tax profit of CHF 23 million in fourth quarter, compared to 8 million in third quarter. For the full year, pre-tax profits were CHF 258 million, a strong result relative to our peers, achieved against a particularly poor market environment, with two successive years of market declines in the US for the first time since the late 1970s, and much lower transaction volumes.

Performance before tax (CHF million)

[BAR CHART OMITTED]

UBS Warburg
14 February 2002


Operating income

Despite lower recurring fees, total revenues for fourth quarter were CHF 1,659 million, a 3% increase over last quarter, driven by increased levels of client activity, which had been negatively impacted by the dislocation of the US securities markets in third quarter.

Operating expenses

Total personnel expenses were CHF 1,216 million in fourth quarter, almost unchanged from the prior quarter, reflecting our continued efforts to ensure that headcount and incentive compensation remains closely tied to revenues.

     Non-personnel costs for fourth quarter were CHF 415 million, approximately 11% higher than the previous quarter, driven by short-term increases in provisions for legal liabilities.

Headcount

Headcount decreased marginally from 20,979 at the end of third quarter to 20,678 at 31 December 2001 and is 5% lower than at the end of 2000. We continue to monitor market conditions, but prudent cost control in previous years means that we have not needed to make franchise threatening cuts to our headcount. Financial advisor headcount is almost unchanged over the year, but we continue to implement efficiency measures to help manage support headcount downwards.

Outlook

Our focus on meeting the diverse financial needs of the core affluent client base positions us well in the individual investor market in the US, and has allowed us to grow our market share over the past two years, while the shares of our largest competitors have contracted. Although investor uncertainty provides a limit on current growth opportunities, our sustained net new money performance demonstrates the value that clients continue to place on our trusted advice in difficult markets. We will continue to realize the benefits of the merger with UBS, both in terms of new products and opportunities for our US clients, and through providing our experience, technology and expertise to the Group's other wealth management businesses. We are convinced that with market share gains in this difficult environment, clients continued support through net new money, and the benefits of the merger with UBS, we can further strengthen our position versus our US peers.

Headcount (full time equivalents)

[BAR CHART OMITTED]

Financial advisors (full time equivalents)

[BAR CHART OMITTED]

Corporate Center
14 February 2002


Corporate Center

Business Group Reporting

                                               Quarter ended                 % change from        Year ended
                                       ------------------------------       ---------------   ------------------
CHF million, except where indicated    31.12.01    30.9.01   31.12.00       3Q01       4Q00   31.12.01  31.12.00
----------------------------------------------------------------------------------------------------------------
Income                                      216         81        284        167        (24)       678       358
Credit loss recovery / expense(1)            55        (21)       166                   (67)       236     1,161
----------------------------------------------------------------------------------------------------------------
Total operating income                      271         60        450        352        (40)       914     1,519
----------------------------------------------------------------------------------------------------------------
Personnel expenses                          227        123        101(3)      85        125        546       490(3)
General and administrative expenses          24        121         7(3)      (80)       243        207       281(3)
Depreciation                                 93        100        107         (7)       (13)       372       320
Amortization of goodwill and
other intangible assets                       4          7         11        (43)       (64)        25        44
----------------------------------------------------------------------------------------------------------------
Total operating expenses                    348        351        226         (1)        54      1,150     1,135
----------------------------------------------------------------------------------------------------------------
Business Group performance before tax       (77)      (291)       224         74                  (236)      384
================================================================================================================
Business Group performance
before tax and goodwill(2)                  (73)      (284)       235         74                  (211)      428

                                                                             % change from
Additional information                                                      ---------------

As at                                  31.12.01    30.9.01   31.12.00       3Q01       4Q00
----------------------------------------------------------------------------------------------------------------
Regulatory equity used (average)          5,750      6,050      8,450         (5)       (32)
Headcount (full time equivalents)         1,132      1,091        986          4         15
----------------------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

(2)  Excludes the amortization of goodwill and other intangible assets.

(3) Excludes Significant Financial Events: Personnel expenses, quarter ended 31 December 2000, CHF 32 million for the PaineWebber integration. General and administrative expenses, CHF 150 million for the full year 2000 and CHF
     (50) million recovery for the quarter ended 31 December 2000 for the US Global Settlement.

Results discussion

Corporate Center recorded a pre-tax loss of CHF 77 million this quarter, compared to a pre-tax profit of CHF 224 million in fourth quarter 2000. Full year results were a pre-tax loss of CHF 236 million, compared to a pre-tax profit of CHF 384 million in 2000.

     The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss recognized in the Group financial accounts. UBS Group's credit loss expense increased from CHF 95 million in fourth quarter 2000 to CHF 115 million this quarter. For the full year, Group credit loss expense was CHF 498 million, compared to a recovery of CHF 130 million in 2000.

     Actual credit loss this quarter was less than the adjusted expected loss amounts charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 55 million, compared to a recovery of CHF 166 million in fourth quarter 2000. For full year 2000 and full year 2001, actual credit loss was less than the charge to the business units, resulting in a credit loss recovery in Corporate Center of CHF 236 million in 2001, compared to a recovery of CHF 1,161 million in 2000.

     Operating income decreased CHF 179 million from the same quarter last year, reflecting the considerable decrease in credit loss recovery, and lower gains from real estate disposals. Full year operating income declined CHF 605 million to CHF 914 million in 2001, principally reflecting the change in the credit loss results, offset by higher income from treasury activities. General and administrative

Corporate Center
14 February 2002


expenses in fourth quarter were CHF 24 million, CHF 17 million higher than the same quarter last year, principally reflecting IT project costs.

     General and administrative expenses for 2001 were CHF 74 million lower than in 2000, at CHF 207 million, as a result of lower corporate real estate costs and lower professional fees connected to the US global settlement of World War II related claims, offset by higher IT costs and one-off charges relating to the bankruptcy of SAir Group.

     Personnel expenses increased CHF 126 million from fourth quarter 2000 to CHF 227 million, reflecting severance payments and the inclusion of a full quarter's costs for members of senior management added through the PaineWebber merger. Over the full year, personnel expenses increased 11% to CHF 546 million, driven by severance payments and the full year cost of additional personnel added through the PaineWebber merger.

Financial Statements
14 February 2002


Financial Statements

UBS Group Income Statement (unaudited)

                                                        Quarter ended                 % change from         Year ended
                                                ------------------------------       ---------------   -------------------
CHF million, except per share data        Note  31.12.01    30.9.01   31.12.00       3Q01       4Q00   31.12.01   31.12.00
--------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                              3    10,326     13,606     15,186        (24)       (32)    52,277     51,745
Interest expense                             3    (7,705)   (11,876)   (13,213)       (35)       (42)   (44,236)   (43,615)
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                2,621      1,730      1,973         52         33      8,041      8,130
Credit loss expense / recovery                      (115)      (171)       (95)       (33)        21       (498)       130
--------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss expense / recovery                     2,506      1,559      1,878         61         33      7,543      8,260
--------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                4     4,964      4,783      5,003          4         (1)    20,211     16,703
Net trading income                           5       924      2,160      1,916        (57)       (52)     8,802      9,953
Other income                                 6        68        202        503        (66)       (86)       558      1,486
--------------------------------------------------------------------------------------------------------------------------
Total operating income                             8,462      8,704      9,300         (3)        (9)    37,114     36,402
==========================================================================================================================

Operating expenses
Personnel expenses                           7     4,404      4,852      4,424         (9)         0     19,828     17,163
General and administrative expenses          8     1,934      1,846      2,088          5         (7)     7,631      6,765
Depreciation of property
and equipment                                        414        396        586          5        (29)     1,614      1,608
Amortization of goodwill and
other intangible assets                              330        324        266          2         24      1,323        667
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           7,082      7,418      7,364         (5)        (4)    30,396     26,203
==========================================================================================================================
Operating profit before tax
and minority interests                             1,380      1,286      1,936          7        (29)     6,718     10,199
==========================================================================================================================
Tax expense                                          173        296        442        (42)       (61)     1,401      2,320
--------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests               1,207        990      1,494         22        (19)     5,317      7,879
==========================================================================================================================
Minority interests                                  (101)       (87)       (45)        16        124       (344)       (87)
--------------------------------------------------------------------------------------------------------------------------
Net profit                                         1,106        903      1,449         22        (24)     4,973      7,792
==========================================================================================================================
Basic earnings per share (CHF)(1)            9      0.88       0.72       1.13         22        (22)      3.93       6.44
Basic earnings per share
before goodwill (CHF)(1), (2)                9      1.14       0.97       1.34         18        (15)      4.97       7.00
Diluted earnings per share (CHF)(1)          9      0.87       0.65       1.11         34        (22)      3.78       6.35
Diluted earnings per share
before goodwill (CHF)(1), (2)                9      1.13       0.90       1.32         26        (14)      4.81       6.89
--------------------------------------------------------------------------------------------------------------------------

(1) All earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

(2)  Excludes the amortization of goodwill and other intangible assets.

Notes to the Financial Statements
14 February 2002


Notes to the Financial Statements (unaudited)

Note 1 - Basis of Accounting

UBS AG's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). In preparing the consolidated interim financial statements, the same accounting policies and methods of computation are followed as in the consolidated financial statements at 31 December 2000 and for the year then ended, with the exception of the subsequent introduction IAS 39 Financial instruments: Recognition and measurement. Presentation of some prior year amounts has been changed to conform to the current year presentation.

     UBS AG's audited financial statements for the year 2001 will be published on 14 March 2002.

Notes to the Financial Statements
14 February 2002


Note 2  Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for all periods presented reflects the changes in business unit structure implemented on 1 January 2001.

For the year ended 31 December 2001

                                                UBS      UBS Asset           UBS      Corporate            UBS
CHF million                             Switzerland     Management       Warburg         Center          Group
--------------------------------------------------------------------------------------------------------------
Income                                       13,475          2,110        21,349            678         37,612
Credit loss expense(1)                         (604)             0          (130)           236           (498)
--------------------------------------------------------------------------------------------------------------
Total operating income                       12,871          2,110        21,219            914         37,114
--------------------------------------------------------------------------------------------------------------
Personnel expenses                            4,764          1,003        13,515            546         19,828
General and administrative expenses           2,600            564         4,260            207          7,631
Depreciation                                    616             46           580            372          1,614
Amortization of goodwill and
other intangible assets                          41            266           991             25          1,323
--------------------------------------------------------------------------------------------------------------
Total operating expenses                      8,021          1,879        19,346          1,150         30,396
--------------------------------------------------------------------------------------------------------------
Business Group performance before tax         4,850            231         1,873           (236)         6,718
Tax expense                                                                                              1,401
--------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                     5,317
Minority interests                                                                                        (344)
--------------------------------------------------------------------------------------------------------------
Net profit                                                                                               4,973
==============================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 498 million for the year ended 31 December 2001 is as follows: UBS Switzerland CHF 123 million and UBS Warburg CHF 375 million.

For the year ended 31 December 2000

                                                UBS      UBS Asset           UBS      Corporate           UBS
CHF million                             Switzerland     Management       Warburg         Center         Group
-------------------------------------------------------------------------------------------------------------
Income                                       14,371          1,953        19,590            358        36,272
Credit loss recovery(1)                        (785)             0          (246)         1,161           130
-------------------------------------------------------------------------------------------------------------
Total operating income                       13,586          1,953        19,344          1,519        36,402
-------------------------------------------------------------------------------------------------------------
Personnel expenses                            5,143            880        10,618            522        17,163
General and administrative expenses           2,699            439         3,196            431         6,765
Depreciation                                    633             49           606            320         1,608
Amortization of goodwill and
other intangible assets                          70            263           290             44           667
-------------------------------------------------------------------------------------------------------------
Total operating expenses                      8,545          1,631        14,710          1,317        26,203
-------------------------------------------------------------------------------------------------------------
Business Group performance before tax         5,041            322         4,634            202        10,199
Tax expense                                                                                             2,320
-------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                    7,879
Minority interests                                                                                        (87)
-------------------------------------------------------------------------------------------------------------
Net profit                                                                                              7,792
=============================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss recovery for financial reporting purposes of CHF 130 million for the year ended 31 December 2000 is as follows: UBS Switzerland CHF 695 million recovery, UBS Warburg CHF 565 million expense.

Notes to the Financial Statements
14 February 2002


Note 3  Net Interest Income

                                                  Quarter ended              % change from         Year ended
                                          ----------------------------      ---------------   ------------------
CHF million                               31.12.01   30.9.01  31.12.00      3Q01       4Q00   31.12.01  31.12.00
----------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances(1)     3,110     4,744     5,684       (34)       (45)    16,955    20,413
Interest earned on securities borrowed
and reverse repurchase agreements            3,598     4,514     5,673       (20)       (37)    18,337    19,088
Interest and dividend income
from financial investments(2)                   74        54       117        37        (37)       453       402
Interest and dividend income
from trading portfolio                       3,544     4,294     3,712       (17)        (5)    16,532    11,842
----------------------------------------------------------------------------------------------------------------
Total                                       10,326    13,606    15,186       (24)       (32)    52,277    51,745
----------------------------------------------------------------------------------------------------------------

Interest expense
Interest on amounts
due to banks and customers                   1,801     4,290     4,870       (58)       (63)    14,088    15,660
Interest on securities lent and
repurchase agreements                        3,102     3,834     4,675       (19)       (34)    14,517    14,915
Interest and dividend expense
from trading portfolio                       1,508     1,939     1,449       (22)         4      7,815     5,309
Interest on debt issued                      1,294     1,813     2,219       (29)       (42)     7,816     7,731
----------------------------------------------------------------------------------------------------------------
Total                                        7,705    11,876    13,213       (35)       (42)    44,236    43,615
----------------------------------------------------------------------------------------------------------------

Net interest income                          2,621     1,730     1,973        52         33      8,041     8,130
================================================================================================================

(1) Includes interest income from finance leasing and other interest income. 2000 figures have been restated accordingly.

(2) Includes interest income from money market paper available for sale which was previously disclosed as other interest income. 2000 figures have been restated accordingly.

For more information on Interest and Trading Income, please see page 10 of this report.

Notes to the Financial Statements
14 February 2002


Note 4  Net Fee and Commission Income

                                               Quarter ended              % change from        Year ended
                                       ----------------------------      ---------------   ------------------
CHF million                            31.12.01   30.9.01  31.12.00      3Q01       4Q00   31.12.01  31.12.00
-------------------------------------------------------------------------------------------------------------
Underwriting fees                           610       523       480        17         27      2,158     1,434
Corporate finance fees                      380       314       608        21        (38)     1,339     1,772
Brokerage fees(1)                         1,518     1,477     1,502         3          1      6,445     5,742
Investment fund fees                      1,092     1,039       820         5         33      4,276     2,821
Fiduciary fees                               86        89        90        (3)        (4)       355       351
Custodian fees                              341       332       364         3         (6)     1,356     1,439
Portfolio and other management
and advisory fees(1)                      1,063     1,079     1,145        (1)        (7)     4,650     3,666
Insurance-related and other fees(1)         126       121        67         4         88        538       111
-------------------------------------------------------------------------------------------------------------
Total security trading and
investment activity fees                  5,216     4,974     5,076         5          3     21,117    17,336
-------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions          72        69        96         4        (25)       307       310
Commission income from other services       230       232       235        (1)        (2)       946       802
-------------------------------------------------------------------------------------------------------------
Total fee and commission income           5,518     5,275     5,407         5          2     22,370    18,448
-------------------------------------------------------------------------------------------------------------

Brokerage fees paid                         334       299       258        12         29      1,281     1,084
Other                                       220       193       146        14         51        878       661
-------------------------------------------------------------------------------------------------------------
Total fee and commission expense            554       492       404        13         37      2,159     1,745
-------------------------------------------------------------------------------------------------------------

Net fee and commission income             4,964     4,783     5,003         4         (1)    20,211    16,703
=============================================================================================================

(1) Fee and commission income from insurance products now reported in Insurance-related and other fees was previously reported in Brokerage fees and in Portfolio and other management and advisory fees. 2000 figures have been restated accordingly.

Note 5  Net Trading Income


                             Quarter ended               % change from        Year ended
                     -----------------------------     ----------------   ------------------
CHF million          31.12.01    30.9.01  31.12.00      3Q01       4Q00   31.12.01  31.12.00
--------------------------------------------------------------------------------------------
Foreign exchange(1)       595        393       352        51         69      2,045     1,287
Fixed income             (205)     1,046       168                           2,731       912
Equities                  534        721     1,396       (26)       (62)     4,026     7,754
--------------------------------------------------------------------------------------------
Net trading income        924      2,160     1,916       (57)       (52)     8,802     9,953
============================================================================================

(1) Includes other trading income such as banknotes, precious metals and commodities.

For more information on Interest and Trading Income, please see page 10 of this report.

Notes to the Financial Statements
14 February 2002


Note 6  Other Income

                                                                      Quarter ended            % change from        Year ended
                                                             ------------------------------    -------------   -------------------
CHF million                                                  31.12.01    30.9.01   31.12.00    3Q01     4Q00   31.12.01   31.12.00
----------------------------------------------------------------------------------------------------------------------------------
Gains / losses from disposal of associates and subsidiaries
Net gain from disposal of:
  Consolidated subsidiaries                                        (1)         2         57                           3         57
  Investments in associates                                         0         (1)         3     100     (100)         0         26
----------------------------------------------------------------------------------------------------------------------------------
Total                                                              (1)         1         60                           3         83
----------------------------------------------------------------------------------------------------------------------------------

Investments in financial assets available for sale
Net gain from disposal of:
  Private equity investments                                       52         52        347       0      (85)       454        919
  Other financial investments                                      61         24         65     154       (6)       256        162
Impairment charges in private equity
investments and other financial investments                      (346)      (115)      (256)   (201)     (35)    (1,294)      (507)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                            (233)       (39)       156    (497)               (584)       574
----------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property                            19         15         36      27      (47)        68         96
Equity in income of associates                                      7         13        (12)    (46)                 72         58
Other(1)                                                          276        212        263      30        5        999        675

----------------------------------------------------------------------------------------------------------------------------------
Total other income                                                 68        202        503     (66)     (86)       558      1,486
==================================================================================================================================

(1)  Includes income from properties held for disposal.

Note 7  Personnel Expenses


                                                  Quarter ended              % change from        Year ended
                                          ----------------------------      ---------------   ------------------
CHF million                               31.12.01   30.9.01  31.12.00      3Q01       4Q00   31.12.01  31.12.00
----------------------------------------------------------------------------------------------------------------
Salaries and bonuses                         3,346     3,749     3,228       (11)         4     15,238    13,523
Contractors                                    167       172       206        (3)       (19)       729       725
Insurance and social contributions             190       245       252       (22)       (25)       984       959
Contribution to retirement benefit plans       158       152       112         4         41        603       475
Employee share plans                            20        27        32       (26)       (38)       103        97
Other personnel expenses                       523       507       594         3        (12)     2,171     1,384
----------------------------------------------------------------------------------------------------------------
Total personnel expenses                     4,404     4,852     4,424        (9)         0     19,828    17,163
----------------------------------------------------------------------------------------------------------------

Note 8  General and Administrative Expenses


                                          Quarter ended              % change from        Year ended
                                  ----------------------------      ---------------   ------------------
CHF million                       31.12.01   30.9.01  31.12.00      3Q01       4Q00   31.12.01  31.12.00
--------------------------------------------------------------------------------------------------------
Occupancy                              324       325       294         0         10      1,314       979
Rent and maintenance of machines
and equipment                          180       153       164        18         10        632       520
Telecommunications and postage         285       303       288        (6)        (1)     1,213       914
Administration                         237       229       227         3          4        906       750
Marketing and public relations         155       104       165        49         (6)       574       480
Travel and entertainment               153       159       220        (4)       (30)       700       656
Professional fees                      218       136       241        60        (10)       667       660
IT and other outsourcing               267       292       389        (9)       (31)     1,224     1,246
Other                                  115       145       100       (21)        15        401       560
--------------------------------------------------------------------------------------------------------
Total general and
administrative expenses              1,934     1,846     2,088         5         (7)     7,631     6,765
--------------------------------------------------------------------------------------------------------

Notes to the Financial Statements
14 February 2002


Note 9  Earnings per Share (EPS) and Outstanding Shares

                                                        Quarter ended               % change from           Year ended
                                      --------------------------------------------- -------------  ------------------------------
CHF million                                31.12.01        30.9.01         31.12.00 3Q01     4Q00       31.12.01         31.12.00
---------------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit                                    1,106            903            1,449   22      (24)         4,973            7,792
Net profit before goodwill
amortization(1)                               1,436          1,227            1,715   17      (16)         6,296            8,459
Net profit for diluted EPS                    1,106           8322            1,449   33      (24)         4,874(2)         7,778(2)
Net profit before goodwill
amortization for diluted EPS(1)               1,436          1,156(2)         1,715   24      (16)         6,197(2)         8,445(2)

Weighted average shares outstanding
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding   1,254,567,463  1,260,698,568    1,280,615,343    0       (2) 1,266,038,193    1,209,087,927
Potentially dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt
securities                               13,660,144     19,754,225       21,647,514  (31)     (37)    22,539,745       16,489,773
=================================================================================================================================
Weighted average shares outstanding
for diluted EPS                       1,268,227,607  1,280,452,793    1,302,262,857   (1)      (3) 1,288,577,938    1,225,577,700

Earnings per share (CHF)
---------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                      0.88           0.72             1.13   22      (22)          3.93             6.44
Basic EPS before goodwill
amortization(1)                                1.14           0.97             1.34   18      (15)          4.97             7.00
Diluted EPS                                    0.87           0.65             1.11   34      (22)          3.78             6.35
Diluted EPS before goodwill
amortization(1)                                1.13           0.90             1.32   26      (14)          4.81             6.89
=================================================================================================================================

(1)  Excludes amortization of goodwill and other intangible assets.

(2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                            As at                         % change from
                                       -----------------------------------------------    -------------
Shares outstanding                          31.12.01          30.9.01         31.12.00    3Q01     4Q00
-------------------------------------------------------------------------------------------------------
Total ordinary shares issued           1,281,717,499    1,281,052,743    1,333,139,187       0       (4)

Second trading line treasury shares
  (2000 program)                                                            55,265,349             (100)
  (2001 program)                          23,064,356       17,549,356                       31
Other treasury shares                     18,190,595        7,478,945                0     143
-------------------------------------------------------------------------------------------------------
Total treasury shares                     41,254,951       25,028,301       55,265,349      65      (25)
-------------------------------------------------------------------------------------------------------
Outstanding shares                     1,240,462,548    1,256,024,442    1,277,873,838      (1)      (3)
=======================================================================================================

All shares and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.Note 10 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs.

                                       Spot rate                    Average rate           Average rate
                                         As at                     Quarter ended            Year ended
                            ------------------------------     ---------------------   -------------------
                            31.12.01    30.9.01   31.12.00     31.12.01      30.9.01   31.12.01   31.12.00
----------------------------------------------------------------------------------------------------------
1 USD                           1.67       1.62       1.64         1.65         1.66       1.69       1.69
1 EUR                           1.48       1.48       1.52         1.48         1.50       1.50       1.56
1 GBP                           2.43       2.38       2.44         2.38         2.44       2.44       2.57
100 JPY                         1.27       1.36       1.43         1.30         1.37       1.40       1.57
==========================================================================================================

UBS Registered Shares
14 February 2002


UBS Registered Shares

The par value of each UBS registered share is CHF 2.80. Before the implementation of the par value reduction and share split on 16 July 2001, the par value of each UBS registered share was CHF 10.00.

Ticker symbols

Trading exchange                        Bloomberg     Reuters        Telekurs
--------------------------------------------------------------------------------
virt-x                                  UBSN VX       UBSZn.VX       UBSN, 004
--------------------------------------------------------------------------------
New York Stock Exchange                 UBS US        UBS.N          UBS, 65
--------------------------------------------------------------------------------
Tokyo Stock Exchange                    8657 JP       UBS.T          N16631, 106
--------------------------------------------------------------------------------

virt-x

Swiss blue chip stocks are no longer traded on the SWX Swiss exchange. All trading in members of the SMI Swiss Market Index now takes place on virt-x, although these stocks remain listed on the SWX.

     virt-x, the new name for Tradepoint, is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

--------------------------------------------------------------------------------
ISIN                                    CH0012032030
--------------------------------------------------------------------------------
Valoren                                 1203203
--------------------------------------------------------------------------------
Cusip                                   CINS H8920M855
--------------------------------------------------------------------------------

UBS Share Price

[LINE GRAPH OMITTED]

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our Business Group structure which took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher: UBS AG, Stakeholder Reporting; Design and Production: UBS AG, Web Communications and Publications; Language: English; Copyright: UBS AG, Switzerland; SAP-R/3 80834E-0201; CIF-Pub-No. 013.

[LOGO] UBS

                  UBS AG
                  P.O. Box, CH-8098 Zurich
                  P.O. Box, CH-4002 Basel
                  www.ubs.com

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.



                                                                             For the year ended
                                                    --------    --------------------------------------------
                                                    12.31.01    12.31.00    12.31.99    12.31.98    12.31.97
International Accounting Standards
("IAS") (1),(2)                                         1.14        1.23        1.25        1.11        0.95
U.S. Generally Accepted Accounting
Principles ("GAAP") (1),(3)                                         1.15        1.14        0.80

----------
(1) The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for the years ended December 31, 1997 and December 31, 2001 as a GAAP reconciliation was not required for those periods.

(2) The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1997 was CHF 851 million.

(3) The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1998 was CHF 5,319 million.

                                     EXHIBIT

The following document is furnished herewith for the purpose of adding it to the registration statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit number cited is the number the exhibit would be assigned as an exhibit to such registration statement.

Exhibit
Number            Description
------            -----------

12.1              Statement regarding ratio of earnings to fixed charges

                           INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                UBS AG

                                                By: /s/ Robert Dinerstein
                                                    ------------------------
                                                    Name: Robert Dinerstein
                                                    Title: Managing Director

                                                By: /s/ Robert Mills
                                                    ------------------------
                                                    Name: Robert Mills
                                                    Title: Managing Director

Date:  February 14, 2002